UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                              Empire Resorts, Inc.
           -----------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
           -----------------------------------------------------------
                         (Title of Class of Securities)


                                   292052 10 7
           -----------------------------------------------------------
                                 (CUSIP Number)


                             Concord Associates, L.P.
                             c/o Cappelli Enterprises, Inc.
                             115 Stevens Avenue
                             Valhalla, NY 10595
                             Attention: Louis R. Cappelli

                             With a copy to:

                             Herrick, Feinstein LLP
                             2 Park Avenue
                             New York, NY 10016
                             Attention: Louis Goldberg, Esq.
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                February 8, 2008
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


            Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 292052 10 7
--------------------------------------------------------------------------------
1.   Name of Reporting Persons: Concord Associates, L.P.

     I.R.S. Identification Nos. of above persons (entities only):
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds: OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     New York
--------------------------------------------------------------------------------
Number of               7.   Sole Voting Power: 0
Shares                  --------------------------------------------------------
Beneficially by         8.   Shared Voting Power: 2,500,000 shares
Owned by Each           --------------------------------------------------------
Reporting               9.   Sole Dispositive Power: 0
Person With             --------------------------------------------------------
                        10.  Shared Dispositive Power: 2,500,000 shares
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,500,000 shares
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions): [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11): 8.45% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): PN
--------------------------------------------------------------------------------

(1) Based upon a total of 29,582,182 shares of Common Stock outstanding as of November 2, 2007 as reported in Empire Resorts, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

CUSIP No. 292052 10 7
--------------------------------------------------------------------------------
1.   Name of Reporting Persons: Convention Hotels LLC

     I.R.S. Identification Nos. of above persons (entities only):
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds: OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number of               7.   Sole Voting Power: 0
Shares                  --------------------------------------------------------
Beneficially by         8.   Shared Voting Power: 2,500,000 shares
Owned by Each           --------------------------------------------------------
Reporting               9.   Sole Dispositive Power: 0
Person With             --------------------------------------------------------
                        10.  Shared Dispositive Power: 2,500,000 shares
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,500,000 shares
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions): [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11): 8.45% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): OO, HC
--------------------------------------------------------------------------------

(1) Based upon a total of 29,582,182 shares of Common Stock outstanding as of November 2, 2007 as reported in Empire Resorts, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

CUSIP No. 292052 10 7
--------------------------------------------------------------------------------
1.   Name of Reporting Persons: Catskill Resort Group LLC

     I.R.S. Identification Nos. of above persons (entities only):
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds: OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     New York
--------------------------------------------------------------------------------
Number of               7.   Sole Voting Power: 0
Shares                  --------------------------------------------------------
Beneficially by         8.   Shared Voting Power: 2,500,000 shares
Owned by Each           --------------------------------------------------------
Reporting               9.   Sole Dispositive Power: 0
Person With             --------------------------------------------------------
                        10.  Shared Dispositive Power: 2,500,000 shares
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,500,000 shares
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions): [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11): 8.45% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): OO, HC
--------------------------------------------------------------------------------

(1) Based upon a total of 29,582,182 shares of Common Stock outstanding as of November 2, 2007 as reported in Empire Resorts, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

This Amendment No. 6 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 30, 2005 by Concord Associates, L.P., a New York limited partnership ("Concord Associates"), Convention Hotels LLC, a Delaware limited liability company ("Convention Hotels") and Catskill Resort Group LLC, a New York limited liability company ("Catskill Resort Group") (the "Original Schedule 13D"), as further amended by Amendment No. 1 to Schedule 13D filed on January 3, 2006, Amendment No. 2 to Schedule 13D filed on January 3, 2007, Amendment No. 3 to Schedule 13D filed on March 22, 2007 Amendment No. 4 to Schedule 13D filed on May 21, 2007 and Amendment No. 5 to Schedule 13D on January 11, 2008 (the Original Schedule 13D, as amended, the "Schedule 13D"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction

         Item 4 of the Schedule 13D is hereby supplemented by the following:

         On February 8, 2008, Concord and Empire entered into an Agreement to Form Limited Liability Company and Contribution Agreement (the "Contribution Agreement") pursuant to which Concord and Empire will form a limited liability company ("Newco") and enter into an operating agreement. Pursuant to the Contribution Agreement, Concord will contribute certain real estate assets located in Kiamesha, New York (the "Concord Property") and Empire will contribute its gaming licenses and operations known as the Monticello Gaming and Raceway located in Monticello, New York. The Contribution Agreement also provides that as of the effective date of the Contribution Agreement, Empire will have the right to require Concord to purchase up to 1,000,000 shares of Common Stock at a price of $1.00 per share (the "Option") provided that Empire must use any proceeds received from Concord's exercise of the Option exclusively toward the development of the St. Regis Mohawk Tribe's Class III gaming facility and Empire's adjacent land at the Monticello raceway. Upon consummation of the Contribution Agreement, both Concord and Empire will each hold 50% interest in Newco.

         Concord will be responsible for the development of a hotel, convention center, gaming facility and harness horseracing track on the Concord Property. Concord's affiliate, George A. Fuller Company, will be the general contractor. Empire will be responsible for casino development and for managing and operating the hotel, gaming facility and harness horseracing track. Empire and Concord will share the fees each earns in connection with their respective development and management efforts, with Empire receiving a preference on the first up to $8 million of distributions under certain circumstances. Construction fees earned by George A. Fuller Company will not be shared with Empire.

         The consummation of the Contribution Agreement is subject to certain terms and conditions including, among other things, (i) distribution to Empire of at least $50 million (less amounts outstanding under Empire's existing credit facility with Bank of Scotland, which is expected to be assumed by Newco); (ii) receipt of all necessary approvals for the transfer of Empire's gaming and racing licenses; (iii) transfer of Empire's obligations related to its credit facility to Newco; (iv) entry into construction, development, casino development, casino and hotel management contracts; (v) approval by Empire's stockholders, if required and (vi) the approval of the appropriate management committee of Concord. There is no assurance that the conditions to the consummation of the Contribution Agreement will be met and that the Contribution Agreement will be consummated.

         The Contribution Agreement may be terminated by either Concord or Empire if certain financing commitments have not been received by June 30, 2008. If not previously completed, the Contribution Agreement terminates on August 31, 2008, subject to extensions under certain conditions. The Contribution Agreement may also be terminated by either Concord or Empire if Concord's management committee has neither approved the transaction nor waived the condition requiring such approval by May 1, 2008, in which case Empire will be entitled to a $1.0 million fee to be paid by an affiliate of Concord. The foregoing is a summary of the key provisions of the Contribution Agreement and does not purport to be complete. For more information see Exhibit 2 attached hereto.

         The Reporting Persons intend continuously to review their rights and options with respect to the shares of Common Stock and other debt and equity securities of Empire in light of all existing circumstances, including without limitation, market conditions, regulatory environment, business factors and other circumstances existing from time to time. The Reporting Persons will take such actions in the future as they may deem appropriate in light of all existing circumstances, which actions may include, without limitation, the sale of shares of Common Stock pursuant to a registration statement filed pursuant to a demand for registration made under the Option Agreement or otherwise, or the purchasing of equity or debt securities of Empire in the open market or through privately negotiated transactions. Any of such future actions may include one or more of the actions specified in paragraphs (a) through (j) below:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

1. Agreement to Form Limited Liability Company and Contribution Agreement among Concord Associates, L.P. and Empire Resorts, Inc. dated as of February 8, 2008 (For a more detailed description of the Contribution Agreement, see Item 4).

Item 7.  Material to Be Filed as Exhibits.

1. Exhibit 1. Joint Filing Agreement Pursuant to Rule 13-d1(k)(1), dated February 13, 2008, by and among Concord Associates, L.P., Convention Hotels LLC and Catskill Resort Group LLC.

2. Exhibit 2. Agreement to Form Limited Liability Company and Contribution Agreement among Concord Associates, L.P. and Empire Resorts, Inc. dated as of February 8, 2008.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   February 15, 2008

                                       CONCORD ASSOCIATES, L.P.

                                       By: Convention Hotels LLC,
                                           as General Partner

                                           By: /s/ LOUIS R. CAPPELLI
                                               ---------------------------------
                                               Louis R. Cappelli
                                               Authorized Person


                                       CONVENTION HOTELS LLC

                                       By: /s/ LOUIS R. CAPPELLI
                                           -------------------------------------
                                           Louis R. Cappelli
                                           Authorized Person


                                       CATSKILL RESORT GROUP LLC

                                       By: Cappelli Resorts, LLC,
                                           as Managing Member

                                           By: /s/ LOUIS R. CAPPELLI
                                               ---------------------------------
                                               Louis R. Cappelli
                                               President


                                           By: Melville-Catskill, LLC,
                                                as Managing Member

                                               By: Reckson Strategic Venture
                                                   Partners, LLC,
                                                   its managing member

                                                   By: /s/ FRANK ADIPIETRO
                                                       -------------------------
                                                       Frank Adipietro
                                                       Authorized Person

                                                                       Exhibit 1

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or
Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:  February 15, 2008


                                       CONCORD ASSOCIATES, L.P.

                                       By: Convention Hotels, LLC, as General
                                           Partner

                                           By: /s/ LOUIS R. CAPPELLI
                                               ---------------------------------
                                               Louis R. Cappelli
                                               Authorized Person


                                       CONVENTION HOTELS LLC

                                           By: /s/ LOUIS R. CAPPELLI
                                               ---------------------------------
                                               Louis R. Cappelli
                                               Authorized Person


                                       CATSKILL RESORT GROUP LLC

                                       By: Cappelli Resorts, LLC, as Managing
                                           Member

                                           By: /s/ LOUIS R. CAPPELLI
                                               ---------------------------------
                                               Louis R. Cappelli
                                               President


                                           By: Melville-Catskill, LLC, as
                                               Managing Member

                                               By: Reckson Strategic Venture
                                                   Partners, LLC, its
                                                   Managing Member

                                                   By: /s/ FRANK ADIPIETRO
                                                       -------------------------
                                                       Frank Adipietro
                                                       Authorized Person

                                                                       Exhibit 2

                   AGREEMENT TO FORM LIMITED LIABILITY COMPANY


                                       and


                             CONTRIBUTION AGREEMENT


                                      Among


                            Concord Associates, L.P.


                                       and


                              Empire Resorts, Inc.


                          Dated as of February 8, 2008

         THIS AGREEMENT TO FORM LIMITED LIABILITY COMPANY AND CONTRIBUTION AGREEMENT (this "Agreement") is made as of February 8, 2008 among Concord Associates, L.P., a New York limited partnership having an office at c/o Cappelli Enterprises, Inc., 115 Stevens Avenue, Valhalla, New York 10595 ("Concord") and Empire Resorts, Inc., a Delaware corporation having an office at 701 North Green Valley Parkway, Suite 200, Henderson, Nevada 89074 ("Empire").

                                    RECITALS

         A. Concord holds fee title to that certain parcel of land located in Kiamesha Lake, New York and described on Schedule A attached hereto and made a part hereof, and all buildings, structures and other improvements thereon, consisting of approximately 160 acres and commonly known as the Concord Hotel and Resort (the "Concord Property").

         B. Empire owns certain video gaming machine and racing businesses located in Monticello, New York on approximately 200 acres and commonly known as the Monticello Raceway (the "Empire Land"). The operation of such business is conducted pursuant to certain licenses owned by Empire and its wholly-owned subsidiary, Monticello Raceway Management Inc., a New York corporation ("MRMI"), under those certain license agreements described on Schedule C attached hereto and made a part hereof (the "Empire Licenses"), and includes employees currently employed by Empire, and customer lists and marketing materials used by Empire, each as is necessary to Empire's ownership and operation of such businesses (the "Empire Operations").

         C. Concord and Empire desire to form a limited liability company under the New York Act, such limited liability company to be called "Concord Empire LLC" (the "Company"), and to enter into that certain Operating Agreement attached hereto as Schedule B and made a part hereof (the "Operating Agreement"). At the Closing, pursuant to the terms of this Agreement and the Operating Agreement, Concord shall contribute the Concord Property to the Company and Empire shall contribute the Empire Operations to the Company; provided, that at the Closing, Empire shall deliver the Empire Licenses to the Escrow Agent pursuant to the provisions of Section 20 of this Agreement, and shall instruct the Escrow Agent to automatically release the Empire Licenses to the Company upon the issuance of a Temporary Certificate of Occupancy, such instruction to be irrevocable.

         D. Subject to the terms of the Operating Agreement, after consummation of the transactions contemplated hereby, Concord shall hold a fifty percent (50%) interest in the Company and Empire shall hold a fifty percent (50%) interest in the Company.

         NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, agree as follows:

1.       Incorporation of Recitals, Schedules and Exhibits
         -------------------------------------------------

         1.1.     Incorporation of Recitals
                  -------------------------

         The foregoing recitals and all other preambles and recitals set forth herein are made part of this Agreement.

         1.2.     Incorporation of Exhibits
                  -------------------------

         The schedules and exhibits attached hereto are incorporated herein and expressly made a part hereof by this reference.

2.       Definitions
         -----------

         2.1. Defined Terms. The following terms have the meanings hereinafter indicated whenever used in this Agreement with initial capital letters:

         "Agreement" shall mean this Agreement to Form Limited Liability Company and Contribution Agreement, dated February 1, 2008, between Concord and Empire.

         "Appraisal Process" shall have the meaning set forth in the Operating Agreement.

         "Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms "Beneficially Owns" and "Beneficially Owned" have meanings correlative to the foregoing.

         "Broker" shall have the meaning set forth in Section 15.1 of this Agreement.

         "Brownfield Tax Credits" shall mean any and all benefits available pursuant to the Brownfield Program administered by the NYSDEC, including but not limited to Brownfield Real Property Tax Credits provided for by Tax Laws Section 22, 606(ee) and 606(i) and sections related thereto and any Brownfield Redevelopment Tax Credits provided for by Tax Laws Section 21, 606(dd) and 606(i) and sections related thereto.

         "Capital Account" shall have the meaning set forth in the Operating Agreement.

         "Capital Stock" shall mean any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of common stock and preferred stock, and any warrants, rights or options to purchase any of such instruments or interests.

         "Cash Flow" shall have the meaning set forth in the Operating
Agreement.

         "Class III Actions" shall have the meaning set forth in Section 22.1 of this Agreement.

         "Class III Licenses" shall have the meaning set forth in Section 22.1 of this Agreement.

         "Closing" shall have the meaning set forth in Section 5.1 of this Agreement.

         "Closing Date" shall have the meaning set forth in Section 5.1 of this Agreement.

         "Closing Statement" shall have the meaning set forth in Section 14.1(l) of this Agreement.

         "Code Withholding Section" shall mean collectively, the Internal Revenue Code Section 1445 and regulations issued thereunder.

         "Company" shall mean Concord Empire LLC, a New York limited liability company.

         "Concord" shall mean Concord Associates, L.P., a New York limited partnership having an office at c/o Cappelli Enterprises, Inc., 115 Stevens Avenue, Valhalla, New York 10595.

         "Concord Contributed Property" shall have the meaning set forth in
Section 3(b) of this Agreement.

         "Concord Deed" shall have the meaning set forth in Section 14.1(a) of this Agreement.

         "Concord Default" shall have the meaning set forth in Section 18.1 of this Agreement.

         "Concord Exculpated Parties" shall have the meaning set forth in
Section 17 of this Agreement.

         "Concord Insurance Policies" shall have the meaning set forth in
Section 3(b)(G) of this Agreement.

         "Concord Licenses" shall have the meaning set forth in Section 3(b)(B) of this Agreement.

         "Concord Plans" shall have the meaning set forth in Section 3(b)(C) of this Agreement.

         "Concord Permitted Exceptions" shall have the meaning set forth in
Section 9.1(B) of this Agreement.

         "Concord Personal Property" shall have the meaning set forth in Section 3(b)(E) of this Agreement.

         "Concord Property" shall mean that certain parcel of land located in Kiamesha Lake, New York and described on Schedule A attached hereto and made a part hereof, and all buildings, structures and other improvements thereon, consisting of approximately 160 acres and commonly known as the Concord Hotel and Resort, but excluding the Brownfield Tax Credits held by Concord or any of Concord's affiliates in connection with such land.

         "Concord Property Disapproved Exception" shall have the meaning set forth in Section 9.1(B)(m) of this Agreement.

         "Concord Property Title Report" shall have the meaning set forth in
Section 9.1(B) of this Agreement.

         "Concord Property Title Update" shall have the meaning set forth in
Section 9.1(B) of this Agreement.

         "Concord Service Contracts" shall have the meaning set forth in Section 3(b)(G) of this Agreement.

         "Concord Survey" shall have the meaning set forth in Section 9.1(B) of this Agreement.

         "Construction Contract" shall have the meaning set forth in Section 19.1(b) of this Agreement.

         "Credit Facility" shall have the meaning set forth in Section 14.2(e) of this Agreement.

         "Credit Facility Assignment" shall have the meaning set forth in
Section 14.2(e) of this Agreement.

         "Credit Facility Termination" shall have the meaning set forth in
Section 14.2(e) of this Agreement.

         "Development Plan" shall have the meaning set forth in the Operating Agreement.

         "Effective Date" shall mean the date on which this Agreement is executed and delivered by the parties hereto.

         "Empire" shall mean Empire Resorts, Inc., a Delaware corporation, having an office at 701 North Green Valley Parkway, Suite 200, Henderson, Nevada 89074.

         "Empire Change of Control" means the occurrence of one or more of the following events:

                  (1) any direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one transaction or a series of related transactions, of all or substantially all of the assets of Empire to any Person or Group other than a transaction in which the transferee is controlled by one or more Permitted Holders;

                  (2) Empire consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, Empire, other than (A) a transaction in which the surviving or transferee Person is a Person that is controlled by the Permitted Holders or (B) any such transaction where the Voting Stock of Empire outstanding immediately prior to such transaction is converted into or exchanged for a majority of the outstanding shares of the Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance);

                  (3) the approval by the holders of Capital Stock of Empire of any plan or proposal for the liquidation, winding up or dissolution of Empire;

                  (4) any Person or Group, other than a Permitted Holder, is or becomes the Beneficial Owner, directly or indirectly, in the aggregate of more than 50% of the total voting power of the Voting Stock of Empire;

                  (5) any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, binding share exchange, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of the shares of Common Stock are exchanged for, converted into, acquired for or constitute solely the right to receive, consideration which is not all or substantially all common stock that is either (a) listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or (b) approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq Global Market or any similar United States system of automated dissemination of quotations of securities prices; or

                  (6) individuals who on the Effective Date constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of Empire was approved pursuant to a vote of a majority of the directors then still in office who were either directors on the Effective Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office.

         "Empire Common Stock" shall have the meaning set forth in Section 22.2 of this Agreement.

         "Empire Default" shall have the meaning set forth in Section 18.2 of this Agreement.

         "Empire Exculpated Parties" shall have the meaning set forth in Section 17 of this Agreement.

         "Empire Land" shall mean the approximately 200 acres of land located in Monticello, New York, and all buildings, structures and other improvements thereon, and commonly known as the Monticello Raceway; but does not include the Land in Trust Property .

         "Empire Licenses" certain licenses owned by Empire and its wholly-owned subsidiary, MRMI, pursuant to those certain license agreements described on Schedule C attached hereto and made a part hereof, and pertaining to Empire's ownership and operating of a harness racing facility and a video gaming machine facility, such licenses currently enabling Empire to operate a harness racing facility and video gaming machine facility in Monticello, New York known as the Monticello Gaming and Raceway facility.

         "Empire Operations" shall mean the business of operating Empire's video gaming machine and racing businesses in Monticello, New York known as the Monticello Gaming and Raceway facility, including but not limited to the Empire Licenses, the employees currently employed by Empire and customer lists and marketing materials used by Empire in connection with the ownership and the operation of such business, but exclusive of the Empire Land and the Land in Trust Property.

         "Empire Requisite Vote" shall have the meaning set forth in Section 13.1(a) of this Agreement.

         "Empire Title/Survey Disapproval Notice" shall have the meaning set forth in Section 9.1(B)(m) of this Agreement.

         "Environmental Legal Requirements" shall have the meaning set forth in
Section 12.1(o) of this Agreement.

         "ERISA" shall have the meaning set forth in Section 12.1(t) of this Agreement.

         "Escrow Agent" shall mean Stewart Title Insurance Company.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

         "Gaming Authority" means any agency, authority, board, bureau, commission, department, office or instrumentality of any nature whatsoever of the United States Federal government, any foreign government, any state, province or city or other political subdivision or otherwise, whether now or hereafter in existence, or any officer or official thereof, including, without limitation, the National Indian Gaming Commission, the Bureau of Indian Affairs and the Division of the Lottery of the State of New York, or any other agency, in each case, with authority to regulate any gaming operation (or proposed gaming operation) owned, managed or operated by the Empire and MRMI.

         "Governmental Entity" shall mean any governmental or regulatory authority, agency, commission, body, court or other governmental entity.

         "Group" shall mean a group of related Persons for purposes of Section 13(d) of the Exchange Act.

         "Hazardous Materials" shall have the meaning set forth in Section 12.1(o) of this Agreement.

         "Immaterial Taking" shall mean the commencement or completion of a condemnation proceeding that shall not substantially interfere with the development of the Concord Property pursuant to the Site Plan, as determined by Concord in its reasonable discretion

         "Knowledge" or "knowledge" shall mean and be limited to (i) with respect to Empire, when used in the phrase "to Empire's knowledge" or similar phrases, the actual knowledge of the following individual: David Hanlon, and the knowledge a reasonably prudent person would be expected to have acting in such person's capacity in the conduct of similar business and (ii) with respect to Concord when used in the phrase "to Concord's knowledge" or similar phrases, the actual knowledge of the following individuals: Louis Cappelli and Bruce Berg, and the knowledge a reasonably prudent person would be expected to have acting in such person's capacity in the conduct of similar business.

         "Land In Trust Property" shall have the meaning set forth in the Operating Agreement.

         "Lead Based Paint" shall have the meaning set forth in Section 12.1(o) of this Agreement.

         "Legalization" shall mean the passage of legislation by the State of New York that permits legalized gambling at the Concord Property, such legislation to be final, unappealable, and not subject to reconsideration by any governmental authority, with no injunction, moratorium, or other legal impediment in place that would legally preclude Concord or Empire from developing a casino facility comparable to a Class III gaming facility on the Concord Property.

         "Lien" shall mean any easement, encroachment, security interest, pledge, mortgage, lien (including, without limitation, environmental, Tax and ERISA liens), charge, judgment, claim, encumbrance, proxy, voting trust or voting agreement.

         "Management Fees" shall have the meaning set forth in the Operating Agreement.

         "Material Adverse Effect" shall mean an effect that would prevent, materially delay or materially impair the ability of either Concord or Empire to consummate the transactions contemplated by this Agreement, or that would prevent, materially delay or materially impair the ability of the Company to develop, construct and operate a hotel and convention center substantially similar to those described in the Site Plan, and a harness racetrack and a Class II gaming facility substantially similar to those currently existing on the Empire Land, on the Concord Property after the Closing of the transactions contemplated hereby.

         "Material Taking" shall mean the commencement or completion of a condemnation proceeding that shall substantially interfere with the development of the Concord Property pursuant to the Site Plan.

         "Moratorium" shall have the meaning set forth in Section 19.3(b) of this Agreement.

         "MRMI" shall mean Monticello Raceway Management, Inc., a New York corporation.

         "Notes" shall have the meaning set forth in Section 19.2(i) of this Agreement.

         "Operating Agreement" shall mean that certain Operating Agreement of the Company attached hereto as Schedule B and made a part hereof.

         "Other Financing Agreement" shall have the meaning set forth in Section 14.1(c) of this Agreement.

         "Option Notice" shall have the meaning set forth in Section 22.2 of this Agreement.

         "Option Purchase Price" shall have the meaning set forth in Section
22.2 of this Agreement.

         "Permitted Holders" shall mean Joseph E. Bernstein, Ralph J. Bernstein, Louis R, Cappelli, Scott H. Rechler, Concord Associates, L.P. and their respective affiliates.

         "Person" shall mean any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

         "Pro Forma Financial Statement" shall mean such pro forma financial statements as are used by a lender in making its loan determination.

         "Proceedings" shall have the meaning set forth in Section 23.15 of this Agreement.

         "Property" shall mean the Concord Property and the Empire Operations.

         "Put Option" shall have the meaning set forth in Section 22.2 of this Agreement.

         "Racing Authority" means any agency, authority, board, bureau, commission, department, office or instrumentality of any nature whatsoever of the United States Federal government, any foreign government, any state, province or city or other political subdivision or otherwise, whether now or hereafter in existence, or any officer or official thereof, including, without limitation, the New York State Racing and Wagering Board, or any other agency, in each case, with authority to regulate any racing operation (or proposed racing operation) owned, managed or operated by Empire and MRMI.

         "Reimbursement Amount" shall have the meaning set forth in the Operating Agreement.

         "Second Notice" shall have the meaning set forth in Section 9.1(B)(m) of this Agreement.

         "Section 19.3(a) Termination Notice" shall have the meaning set forth in Section 19.3(a) of this Agreement.

         "Site Plan" shall mean that certain 4th Amended Site Plan Approval attached hereto as Schedule E and made a part hereof.

         "State Agreement" shall have the meaning set forth in Section 14.1(c) of this Agreement.

         "Subsidiaries" shall mean, with respect to any Person, any other Person, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such entity or by one or more of its respective Subsidiaries.

         "Tax" or "Taxes" shall mean all federal, state, local or foreign net or gross income, gross receipts, net proceeds, sales, use, ad valorem, value added, franchise, bank shares, withholding, payroll, employment, excise, property, alternative minimum, environmental or other taxes, assessments, duties, fees, levies or other governmental charges of any nature whatsoever, whether disputed or not, together with any interest, penalties, additions to tax or additional amounts with respect thereto, whether disputed or not, in each case including such taxes for which a Person is or may be liable (i) as a result of Treasury Regulation Section 1.1502-6 (or a similar provision of state, local or foreign law), as transferee or successor, and (ii) as a result of being party to any agreement or any expressed or implied obligation to indemnify any Person.

         "Tax Returns" shall mean any federal, state, local or foreign returns, reports, claims for refund, information returns or statements (including any amended returns or information returns) filed or required to be filed for purposes of a particular Tax.

         "Temporary Certificate of Occupancy" shall mean a temporary certificate of occupancy issued to the Company in connection with any Class II gaming facility and harness racetrack constructed on the Concord Property.

         "Termination Payment" shall have the meaning set forth in Section 19.3(a) of this Agreement.

         "Title Company" shall mean Stewart Title Insurance Company and Fidelity National Title Insurance Company, as co-insurers; provided, that if either of the aforementioned title companies shall decline to offer affirmative insurance of any Concord Property Disapproved Exception or on any exception to title raised by any third-party lender that shall provide financing to the Company in connection with the development of the Concord Property that the other title company shall be willing to affirmatively insure, then the title company offering such affirmative insurance shall be the sole "Title Company" pursuant to the terms of this Agreement.

         "Tribe" shall have the meaning set forth in Section 22.1 of this Agreement.

         "Voting Stock" shall mean, with respect to any Person, securities of any class or classes of Capital Stock of such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the Board of Directors (or equivalent governing body) of such Person.

3.       Description of the Transaction
         ------------------------------

                  (a) On the Closing Date and upon the terms and conditions set forth herein, Concord and Empire agree to (i) form the Company for the purpose of owning, operating and developing the Property and (ii) enter into the Operating Agreement.

                  (b) At the Closing, Concord shall contribute the Concord Property, and all buildings, structures and improvements located thereon, to the Company in accordance with the terms of this Agreement, together with all of its right, title and interest in and to (A) the easements, rights, privileges and appurtenances belonging thereto, and any abutting strips or gores, any land lying in the bed of any street, road or avenue, open or proposed, in front of or adjoining such property, and all appurtenant easements for ingress, egress, utilities and other purposes, (B) all licenses, franchises, certificates, authorizations, approvals, variances, permits and special permits issued or approved by any Governmental Entity and relating to the development, operation, ownership, maintenance and use of the Concord Property or any part thereof including, without limitation, all applications and/or filings for environmental approvals and consents, licenses and building permits, and land use and subdivision approvals, all to the extent assignable and more completely described in Exhibit A-1 attached hereto and made a part hereof (the "Concord Licenses"), (C) all architectural plans and specifications (including all design drawings and concept plans), engineering reports (structural and mechanical), surveys, other development plans and site plans and all environmental, zoning, feasibility and other reports and studies relating to the condition and development of the Concord Property, all to the extent assignable (the "Concord Plans"), (D) all guarantees and warranties of manufacturers, contractors, materialmen and suppliers in connection therewith to the extent available and relating to the Concord Property, (E) all machinery, equipment, fixtures, furnishings and other tangible personal property more completely described in Exhibit B-1, and all replacements additions or accessories thereto between the date hereof and the Closing Date (collectively, the "Concord Personal Property"), (F)intentionally deleted, (G) all service, maintenance, supply and management contracts with respect to the Concord Property (collectively, the "Concord Service Contracts") shown on Exhibit D-1 attached hereto and made a part hereof, and all assignable insurance policies with respect to the Concord Property (collectively the "Concord Insurance Policies") shown on Exhibit E-1 attached hereto and made a part hereof, and (H) all operating manuals for components (such as mechanical equipment or landscaping) relating to the maintenance and/or operation of any equipment or machinery located at the Concord Property (collectively, the "Concord Contributed Property"), subject only to the Concord Permitted Exceptions and such other matters as any title insurer licensed to do business by the State of New York shall be willing, without special premium, to omit as exceptions to coverage or to except with insurance against collection out of or enforcement against the Concord Property. Notwithstanding anything to the contrary contained in this Agreement, the "Concord Contributed Property" shall not include the Brownfield Tax Credits held by Concord or any of Concord's affiliates in connection with the Concord Property.

                  (c) At the Closing, Empire shall contribute the Empire Operations to the Company; provided, that, at the Closing Empire shall deliver the Empire Licenses to the Escrow Agent pursuant to the provisions of Section 20 of this Agreement, and shall instruct the Escrow Agent to automatically release the Empire Licenses to the Company upon the issuance of a Temporary Certificate of Occupancy, such instruction to be irrevocable; provided, further, that the Company shall continue to operate the Empire Operations at its current location on the Empire Land until such time as the Company receives a Temporary Certificate of Occupancy.

4.       Consideration
         -------------

         4.1. Upon contribution of the Concord Contributed Property to the Company, execution of the Operating Agreement, and satisfaction of all other conditions to Closing pursuant to the terms of this Agreement, Concord shall be admitted as a member of the Company pursuant to the terms of this Agreement and the Operating Agreement and, in consideration of the foregoing, Concord shall hold a fifty percent (50%) membership interest in the Company, such membership interest to be evidenced by the execution and delivery by Concord and Empire of the Operating Agreement.

         4.2. Upon contribution of the Empire Operations to the Company (which shall include the placement of the Empire Licenses in escrow pursuant to Section 20 of this Agreement), execution of the Operating Agreement, and satisfaction of all other conditions to Closing pursuant to the terms of this Agreement, Empire shall be admitted as a member of the Company pursuant to the terms of this Agreement and the Operating Agreement and, in consideration of the foregoing, Empire shall hold a fifty percent (50%) membership interest in the Company, such membership interest to be evidenced by the execution and delivery by Concord and Empire of the Operating Agreement.

5.       Time and Place of Closing
         -------------------------

         5.1. Except as otherwise provided in this Agreement, the closing of title pursuant to this Agreement ("Closing") shall take place within thirty (30) days of the satisfaction and/or waiver of the conditions to Closing specified in
Article 19 of this Agreement, which the parties hereto anticipate to be on or before August 31, 2008, but subject to the provisions of Section 19.3 of this Agreement (the "Closing Date"). Closing shall take place at the offices of DelBello Donnellan Weingarten Wise & Wiederkehr, LLP at 1 North Lexington Avenue, White Plains, New York 10601.

6.       Reserved.
         --------

7.       Covenants
         ---------

         7.1. Concord covenants that between the date of this Agreement and the Closing:

                  (a) Concord shall comply or cause to be complied in all material respects with all of its obligations under the Concord Licenses, the Concord Service Contracts, the Concord Permitted Exceptions and any and all terms and conditions of any mortgage or lien encumbering the Concord Property.

                  (b) Concord shall operate the Concord Property in a manner consistent with good practice and in accordance with its insurance company's requirements and all legal requirements applicable to the Concord Property, and maintain the Concord Property in substantially the same condition as exists on the date hereof, reasonable wear and tear excepted, and shall keep the same or cause the same to be kept fully insured against fire and with extended coverage consistent with prior practice.

                  (c) Concord shall not modify or amend any Concord Service Contract or enter into any new service contract unless the same is terminable without penalty by the then owner of the Concord Property upon not more than 30 days' notice.

                  (d) No fixtures, equipment or personal property included in this sale shall be removed from the Concord Property unless the same are replaced with similar items of at least equal quality prior to the Closing.

                  (e) Concord shall not withdraw, settle or otherwise compromise any protest or reduction proceeding affecting real estate taxes assessed against the Concord Property for any fiscal period in which the Closing is to occur or any subsequent fiscal period without the prior written consent of Empire, which consent shall not be unreasonably withheld. Real estate tax refunds and credits received after the Closing Date which are attributable to the fiscal tax year during which the Closing Date occurs shall be apportioned between Concord and the Company after deducting the expenses of collection thereof, which obligation shall survive the Closing.

                  (f) Concord shall not enter into any material transaction or agreement relating to the Concord Property not in the ordinary course of business.

                  (g) Concord shall not enter into any leases of the Concord Property.

                  (h)      Concord shall allow Empire or Empire's
representatives access to the Concord Property, the Concord Licenses, the Concord Plans, and other documents required to be delivered under this Agreement upon reasonable prior notice at reasonable times.

         7.2. Concord covenants that from the date of this Agreement until such time as Empire or its affiliates, successors or assigns is no longer a member of the Company, that Concord shall not build or operate any convention center, convention facility, casino, racino, harness or thoroughbred racetrack on the remaining 1,575 acres owned by Concord that is adjacent to the Concord Property without the written consent of Empire or its affiliates, successors or assigns.

         7.3. Empire covenants that between the date of this Agreement and the Closing:

                  (a) Empire shall comply or cause to be complied in all material respects with all of its obligations under the Empire Licenses.

                  (b) Empire shall operate the Empire Operations in a manner consistent with good practice and in accordance with all legal requirements applicable to the Empire Licenses.

                  (c) Empire shall not enter into any material transaction or agreement relating to the Empire Operations not in the ordinary course of business; provided, that Empire shall not knowingly and willfully enter into any transaction or agreement that shall be reasonably expected to have an adverse effect on the financial condition of the Company or the ability of the Company to proceed with the development of the Concord Property pursuant to the Site Plan after Closing, and Empire shall consult with Concord regarding any transaction and/or agreement entered into by Empire in the ordinary course of business that is not terminable upon thirty (30) days notice. In addition, Empire shall consult with Concord prior to entering into any transaction or agreement that can reasonably be expected to have an impact on the financial condition and/or operations of the Company after Closing.

                  (d) Empire shall allow Concord or Concord's representatives access to the Empire Operations and other documents required to be delivered under this Agreement upon reasonable prior notice at reasonable times.

         7.4. Subject to their respective obligations under applicable Law (including requirements of stock exchanges and other similar regulatory bodies), Empire and Concord will consult with each other before issuing, or permitting any agent or affiliate to issue, and provide each other the opportunity to review and make reasonable comment upon, any press releases or otherwise making or permitting any agent or affiliate to make, any public statements with respect to this Agreement and the transactions contemplated hereby and, except as may be required by applicable Law or any listing agreement with the Nasdaq Stock Market, will not issue any such press release or make any such public statement prior to such consultation.

         7.5. If required by law, Empire shall use commercially reasonable efforts to solicit the approval of this Agreement by the stockholders of Empire and include in any proxy statement Empire's board of director's declaration of the advisability of this Agreement and its recommendation to the stockholders of Empire that they adopt this Agreement.

         7.6. Empire and Concord shall use commercially reasonable efforts to secure the non-subordination of Management Fees with respect to the State Agreement or any financing arrangements with a third-party lender.

8.       Reserved
         --------

9.       Title to the Property; Form of Conveyance
         -----------------------------------------

         9.1.     Title to the Concord Property. (A)   At Closing, Concord shall
convey good and valid fee title to the Concord Property free and clear of all Liens other than Concord Permitted Exceptions.

                  (B) Empire agrees to cause the Concord Property to be examined by the Title Company and shall direct the Title Company to deliver copies of such title report (the "Concord Property Title Report") to Concord's attorney simultaneously with the delivery of same to Empire, but in no event less than ten (10) days from the date of this Agreement, and Empire shall also direct the Title Company to deliver copies of any update of the Concord Property Title Report (a "Concord Property Title Update") to Concord's attorney simultaneously with the delivery of same to Empire. Empire shall also cause an updated "as built" ALTA/ACSM survey plat (collectively, the "Concord Survey") of the Concord Property, prepared by a surveyor registered in New York State showing, to the extent applicable all easements of record, parking spaces (including a count thereof), curb cuts, setback reductions of record, flood zone designations and such other items as Empire may reasonably request to be prepared and delivered simultaneously to Concord and Empire. At the Closing, Concord shall deliver, and Empire, for itself and as a member of the Company, shall be required to accept title to the Concord Property subject to no Liens, exceptions, encumbrances or defects other than the following (collectively, "Concord Permitted Exceptions"):

                  (a) Zoning regulations, building restrictions, regulations and ordinances which are not violated by the existing structures, provided the same do not result in a Material Adverse Effect;

                  (b) Riparian rights and easements of others to and over Kiamesha Lake;

                  (c) The instruments of record that are listed on Schedule 9.1(B)(c) hereto, provided the same do not, individually or in the aggregate, result in a Material Adverse Effect;

                  (d) The lien of any real estate taxes, water charges, sewer rents, and assessments (if any) not yet due and payable, provided that apportionment thereof is made as provided for in this Agreement;

                  (e) The lien of any assessment which is or may become payable, but is not then delinquent, in annual installments of which any installment is then a charge or a lien, provided that apportionment thereof is made as provided in this Agreement;

                  (f) Financing statements, chattel mortgages and liens on personalty filed more than 5 years prior to the Closing Date and not renewed, or filed against property or equipment no longer located on the Concord Property;

                  (g) Any public or quasi-public utility company rights, easements and franchises for electricity, water, steam, gas, telephone or other service or right to use and maintain poles, lines, wires, cables, pipes, boxes and other fixtures and facilities in, over, under and upon the Concord Property, provided the same do not, individually or in the aggregate, result in a Material Adverse Effect and provided that none of such rights imposes any monetary obligation on the owner of the Concord Property;

                  (h) Any other easements, rights of way, declarations, covenants, restrictions, encumbrances and other title matters, provided the same do not, individually or in the aggregate, result in a Material Adverse Effect;

                  (i) Encroachments of stoops, areas, cellar steps, trim cornices, lintels, window sills, awnings, canopies, ledges, fences, hedges, coping and retaining walls projecting from the Concord Property over any street or highway or over any adjoining property and encroachments of similar elements projecting from adjoining property over the Concord Property, provided the same do not, individually or in the aggregate, result in a Material Adverse Effect;

                  (j) Revocability or lack of right to maintain vaults, coal chutes, excavations or sub-surface equipment beyond the line of the Concord Property;

                  (k) Any state of facts that an accurate survey would disclose, provided that such facts do not result in a Material Adverse Effect;

                  (l) Such other matters as any title insurer licensed to do business by the State of New York shall be willing to omit as exceptions to coverage or to except with insurance against collection out of or enforcement against the Concord Property; and

                  (m) Any exception, lien or encumbrance set forth in the Concord Property Title Report, any new exception, lien or encumbrance set forth in any Concord Property Title Update or any matter disclosed by the Concord Survey, unless (i) within five (5) business days following Empire's receipt of the Concord Property Title Report, Concord Property Title Update or the Concord Survey, as the case may be, Empire shall have delivered a written notice (the "Empire Title/Survey Disapproval Notice") to Concord objecting to an exception set forth in the Concord Property Title Report or Concord Property Title Update or matter disclosed by the Concord Survey (each such objected exception or matter shall hereafter be referred to as a "Concord Property Disapproved Exception"), provided said Concord Property Disapproved Exception is not already deemed a Concord Permitted Exception pursuant to the provisions of Sections 9.1(B)(a)-(l) above. In the event that Empire has not responded to a Concord Property Title Update or Concord Property Title Report within such five (5) business day period, Concord may deliver a notice ("Second Notice") stating that that any Empire Title/Survey Disapproval Notice must be made within three (3) business days, provided that such Second Notice may be sent via facsimile or electronic mail to Empire and/or Empire's counsel, and TIME IS OF THE ESSENCE with respect to Empire's delivery of the Empire Title/Survey Disapproval Notice after such. Any Empire Title/Survey Disapproval Notice delivered more than three
(3) business days after Empire's receipt of a Second Notice shall be deemed null and void. In the event that Empire shall have timely delivered a Empire Title/Survey Disapproval Notice, Concord shall have the right to attempt to remove, but not the obligation to remove, up to the Closing Date, all Concord Property Disapproved Exception(s), provided, however, notwithstanding anything to the contrary contained in this Section 9.1(m), Concord shall be obligated to discharge the lien of any mortgage and to seek to obtain and deliver to the Title Company a demand for payment from any lien holder of record whose monetary lien constitutes a Concord Property Disapproved Exception and shall cause the Title Company to pay such demand and discharge such lien at the Closing. Notwithstanding anything to the contrary set forth in this Agreement, in the event that Empire delivers an Empire Title/Survey Disapproval Notice to Concord with respect to a Concord Property Title Update on a date which is less than thirty (30) business days prior to the Closing, Concord shall have the right, but not the obligation, to adjourn the Closing Date for a period not to exceed thirty (30) business days from the date Concord received the Empire Title/Survey Disapproval Notice in order to attempt to remove or remedy all Concord Property Disapproved Exceptions pursuant to the provisions of the immediately preceding sentence. In the event Concord cannot or does not remove from title (or remedy a survey defect) any Concord Property Disapproved Exception by the Closing Date

(other than (x) any mortgage and (y) liens for the payment of money, all of which Concord is obligated to cure), Empire shall have the right to either (i) waive such Concord Property Disapproved Exceptions, or (ii) terminate this Agreement, in which event this Agreement shall be null and void and the parties hereto shall be relieved of all further obligations and liability other than any arising under Section 15.

                  (C) Concord shall give, and Empire, for itself and as a member of the Company, shall accept, title to the Concord Property such as the Title Company shall be willing to insure in accordance with the standard form of policy approved by the New York State Department of Insurance or the New York Board of Title Underwriters, whichever agency is appropriate, without special or additional premium, subject to the Concord Permitted Exceptions and any Concord Property Disapproved Exception(s) that continues to exist pursuant to Section 9.1(B)(m) hereof; provided, that such title policy shall include affirmative insurance that all recorded covenants, conditions and restrictions affecting the Property and all matters shown on the Concord Survey and any updates thereof shall not affect the intended use or occupancy of any improvements on the premises, that the same have not been violated and that a violation thereof will not result in forfeiture or reversion of title, and that said covenants, conditions, restrictions and survey matters will not prohibit the intended use of the Property as set forth in the Site Plan, and ALTA 9, land same as survey, contiguity, access, tax parcel, environmental and non-imputation endorsements. Receipt by the Company of a title policy naming the Company as the insured, insuring title to the Concord Property as described in the foregoing sentence, in the amount of the deemed value of the Concord Property and issued by the Title Company on behalf of any one or more reputable national title underwriters shall be a condition precedent to Empire's obligations to close the transactions contemplated by this Agreement.

         9.2. Conveyance of Empire Operations. At Closing, Empire shall convey the Empire Operations to the Company free and clear of all Liens; provided that, at the Closing, Empire shall deliver, or shall cause MRMI to deliver, the Empire Licenses to the Escrow Agent pursuant to the provisions of
Section 20 of this Agreement.

         9.3. Empire acknowledges and agrees that for purposes of Section 9.1(B), any matter relating to the environmental condition of the Concord Property shall not be deemed to be a title exception and shall not be subject to the provisions of Sections 9.1(B). If the Title Company is willing to insure the Company that any charges, liens and encumbrances will not be collected out of or enforced against the Concord Property, then Concord, shall have the right, in lieu of payment and discharge to deposit with the Title Company such funds or assurances or to pay such special or additional premiums as the title insurance company may require in order to so insure. In such case the liens and encumbrances with respect to which the Title Company has agreed so to insure shall not be considered objections to title.

10.      Reserved
         --------

11.      Apportionment of Taxes and/or PILOT Payments, Rents and Other Charges
         ---------------------------------------------------------------------
         at Closing
         ----------

         11.1. (A) Concord shall be entitled to all income produced from the operation of the Concord Property which is allocable to the period prior to the Closing Date and shall be responsible for all expenses allocable to that period. The Company shall be entitled to all income and responsible for all expenses allocable to the period beginning at 12:01 A.M. on the Closing Date. At the Closing, all items of income and expense listed below with respect to the Concord Property shall be prorated in accordance with the foregoing principles and the rules for the specific items set forth hereafter computed and apportioned between the Company and Concord as of the Closing Date on a per diem and on a 365-day year basis, which agreement shall survive Closing:

                  (i)               revenues, if any, from telephone booths,
                           vending machines and other income-producing agreements;

                  (ii)              real estate taxes, water charges and sewer
                           rents, if any, on the basis of the fiscal period for which assessed, except that if there is a water meter on the Concord Property, apportionment at the Closing shall be based on the last available reading, subject to adjustment after the Closing when the next reading is available;

                  (iii)             value of fuel stored on the Concord
                           Property, at the price then charged by Concord's supplier, including any taxes;

                  (iv)              charges under transferable Concord Licenses,
                           Concord Service Contracts, or permitted renewals or replacements thereof; and

                  (v)               charges with respect to insurance premiums
                           under the assigned Concord Insurance Policies, if any.

                  (B) Empire shall be entitled to all income produced from the operation of the Empire Operations which is allocable to the period prior to the Closing Date and shall be responsible for all expenses allocable to that period. The Company shall be entitled to all income and responsible for all expenses allocable to the period beginning at 12:01 A.M. on the Closing Date. At the Closing, all items of income and expense listed below with respect to the Empire Operations shall be prorated in accordance with the foregoing principles and the rules for the specific items set forth hereafter computed and apportioned between the Company and Empire as of the Closing Date on a per diem and on a 365-day year basis, which agreement shall survive Closing:

                  (i)               charges under transferable Empire Licenses,
                           if any.

         If the Closing shall occur before a new tax rate is fixed, the apportionment of taxes at the Closing shall be upon the basis of the old tax rate for the preceding period applied to latest assessed valuation. Promptly after the new tax rate is fixed, the apportionment of taxes shall be recomputed. Any discrepancy resulting from such recomputation and any errors or omissions in computing apportionments at Closing shall be promptly corrected, which obligations shall survive the Closing.

         The provisions of this Section 11.1 shall survive the Closing for a period of one hundred eighty (180) days at which time there will be a one time readjustment, if necessary.

         11.2.    Intentionally Deleted.
                  ---------------------

         11.3. At the Closing, Concord shall deliver the Concord Property free and clear of all leases and/or tenancies thereon.

         11.4. Each of Concord and Empire shall be responsible for paying all costs of leasing, advertising and marketing the Concord Property and the Empire Land, respectively, incurred up to the date of Closing.

         11.5. (A) Concord shall be responsible for (i) the costs and expenses associated with its due diligence; (ii) ensuring the completion of all environmental remediation on the Concord Property including any related expenses thereto and curing any violations that exist on the Concord Property including any related expenses thereto; (iii) any recording fees for documentation to be recorded in connection with the contribution of the Concord Property to the Company; and (iv) the costs and expenses of its legal counsel, advisors and other professionals employed by it in connection with the contribution of the Concord Property to the Company; and (B) Empire shall be responsible for (i) the costs and expenses associated with its due diligence; (ii) any reasonable fees levied by the Escrow Agent in connection with the escrow of the Empire Licenses prior to the issuance of a Temporary Certificate of Occupancy; (iii) any recording fees for documentation to be recorded in connection with the contribution of the Empire Operations to the Company; and (iv) the costs and expenses of its legal counsel, advisors and other professionals employed by it in connection with the contribution of the Empire Operations to the Company. The Company shall pay all premiums and fees for title examination and title insurance obtained and all related charges in connection with the Concord Property, all costs in connection with the Concord Survey and all state and local transfer Taxes arising from the transfer of the Concord Property to the Company.

         11.6. A detailed statement shall be prepared at the Closing setting forth the manner of computation of the pro-rated adjustments. The provisions of this Article 11 shall survive the Closing.

12.      Warranties and Representations by Concord.
         -----------------------------------------

         12.1. Subject to the terms and conditions of this Agreement, Concord hereby warrants and represents to Empire, knowing and intending that Empire is relying hereon in entering into this Agreement and consummating the transactions contemplated hereby, that:

                  (a) Due Formation, Existence, Etc. Concord is duly formed, validly existing, and in good standing, and has the requisite power and authority to own, lease, and operate its properties as it is now owned, leased and operated. Concord has full power and authority and has taken all limited partnership and/or limited liability company action necessary to execute and deliver this Agreement and to perform the obligations of Concord hereunder, and all limited partnership action necessary to authorize the person(s) executing this Agreement on behalf of Concord to execute and deliver this Agreement and all documents to be executed by Concord pursuant to this Agreement on behalf of Concord and to perform the obligations of Concord hereunder. This Agreement is a valid and binding agreement of Concord enforceable against Concord in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors' rights and to general equity principles. The execution and delivery by Concord of, and the performance and compliance by Concord with, the terms and provisions of this Agreement do not (a) violate any term, condition or provision of Concord's organizational or governing documents; (b) violate any judgment, order, injunction, decree, regulation or ruling of any court or other Governmental Entity to which Concord is subject; or (c) require any consent or approval under, result in any breach of or any loss of any benefit under, give rise to other's right of termination, vesting, amendment, acceleration, or cancellation of, result in the creation of any Lien on the Concord Property pursuant to, or cause a violation of any agreement, promissory note, bond, mortgage, indenture, contract, lease, license, or any other instrument of obligation to which Concord is a party or by which Concord is bound, except that, in the case of clauses (b) or (c) above, for any breach, violation, termination, default, acceleration, creation or change that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Concord. This Section 12.1(a) shall survive the Closing for a period of twelve (12) months.

                  (b) Permits and Approvals. Concord has all material zoning and governmental approvals, site plans and other similar approvals, necessary to develop and construct a hotel and convention center containing up to 1,580,000 square feet, and a Class II gaming facility on the Concord Property, including, without limitation, the 4th Amended Site Plan Approval attached hereto as Schedule E, and all of such items have been issued and are valid and in full force and effect. All of the foregoing are assignable and transferable to the Company without the consent or approval of any person or entity or the payment of any material fee or charge (it being understood and agreed that Concord shall pay any such fees or charges at Closing). This Section 12.1(b) shall survive the Closing for a period of twelve (12) months.

                  (c) Consents and Approval. No consent, waiver, authorization, permit, or approval by any third party or governmental entity, which heretofore has not been obtained, is required in connection with the execution and delivery by Concord of this Agreement or the performance by Concord of the obligations to be performed under this Agreement by Concord. This
Section 12.1(c) shall survive the Closing for a period of twelve (12) months.

                  (d) Licenses. Exhibit A-1 is a true, correct and complete list of each of the material Concord Licenses, as amended and in effect, each of the material Concord Licenses is in full force and effect, and Concord does not know of, and neither Concord nor any agent or employee of Concord has received notice of, any intention on the part of the issuing authority to cancel, suspend or modify any of such Concord Licenses or to take any action or institute any proceedings to effect such a cancellation, suspension or modification. The Concord Licenses identified in Exhibit A-1 comprise all licenses, franchises, certifications, authorizations, approvals and permits required by any governmental or quasi-governmental authority for the use and operation of the Concord Property as the same is presently used and operated, and the Concord Property is operated and occupied in compliance with each of the Concord Licenses, except for such noncompliance that would not cause a Material Adverse Effect. This Section 12.1(d) shall survive the Closing for a period of twelve
(12) months.

                  (e) Leases. There are no leases or occupancy agreements affecting the Concord Property.

                  (f) Service Contracts. Exhibit D-1 contains a list of all of the Concord Service Contracts affecting the Concord Property, and Empire has been provided with a copy of each of the Concord Service Contracts, and amendments and modifications thereof, and such copies are true, correct and complete in all material respects. Concord is not in material default and has not received any written notice of default under any of the Concord Service Contracts that has not been cured, and all of the Concord Service Contracts are in full force and effect and are terminable without material cost to Concord upon not more than thirty (30) days' notice thereunder.

                  (g) Title. Except as set forth in Exhibit J attached to this Agreement and made a part hereof, Concord owns fee simple title to the Concord Property free and clear of Liens, other than the Concord Permitted Exceptions. This Section 12.1(g) shall survive the Closing for a period of twelve (12) months.

                  (h) Title to Concord Licenses and Concord Service Contracts. The interest of Concord in the Concord Service Contracts and Concord Licenses is free and clear of all Liens and has not been assigned to any other Person, except with respect to Concord Permitted Exceptions. This Section 12.1(h) shall survive the Closing for a period of twelve (12) months.

                  (i) Personal Property. All of the Concord Personal Property, if any, to be contributed by Concord to the Company has been paid for in full and is free of all liens, claims and encumbrances.

                  (j) No Tenants or Occupants. Except for Concord, there are no persons in possession or occupancy of the Concord Property, nor are there any persons who have possessory or other occupancy rights with respect to the Concord Property.

                  (k) Compliance with Laws. Concord has not received any written notice from any governmental agency or authority that the Concord Property (or any portion thereof) is in violation of (i) any of the requirements of restrictive covenants or other encumbrances affecting the Concord Property (or any portion thereof) and (ii) any laws bearing on the ownership, operation or use of the Concord Property, including, without limitation, those relating to environmental conditions, health, safety, building, fire, zoning, accessibility and land use.

                  (l) Litigation. There is not now pending, nor to the best of Concord's knowledge, has there been threatened, any claims, causes of action or other litigation or proceedings against or affecting Concord before or by any federal or state court, commission, regulatory body, administrative agency or other governmental body, domestic or foreign, wherein an unfavorable ruling, decision or finding may reasonably be expected to have a Material Adverse Effect on Concord, would interfere with Concord's ability to consummate the transactions contemplated by this Agreement, or would affect the use and development of the Concord Property, except possible claims for workers' compensation, personal injury or property damage which are covered by insurance maintained by Concord.

                  (m) Condemnation. There is no existing, pending or to the best of Concord's knowledge, threatened (a) condemnation of all or any part of the Concord Property, (b) widening, change of grade or limitation on use of streets abutting the Concord Property, (c) special Tax or assessment to be levied against the Concord Property, (d) change in the zoning classification of the Concord Property, or (e) change in the tax assessment of the Concord Property; provided, that Concord has been informed that the sewer tax applicable to the Concord Property shall be reassessed.

                  (n) Purchase Options. Concord has not entered into any presently effective contracts regarding the sale, conveyance, transfer or disposition of the Concord Property (except for the within Agreement). Concord has not granted to anyone, and no one possesses, any option to purchase or right of first refusal to purchase Concord Property. Concord has not entered into any occupancy contract, leases or the like with respect to the Concord Property and no one has any right to use or occupy the Concord Property.

                  (o) Environmental Matters. Exhibit I-1 sets forth all reports, notifications and other documents received by Concord in connection with any Hazardous Materials (as defined below) or underground storage tanks located in, on or under the Concord Property. The term "Hazardous Materials" shall include without limitation (a) asbestos or asbestos-containing materials, polychlorinated biphenyls, petroleum or petroleum products or byproducts, flammable explosives, radioactive materials, Lead Based Paint, mold, infectious substances or raw materials which include hazardous constituents or (b) any hazardous, toxic or harmful substances, wastes, materials, pollutants, contaminants, or any other substances or materials which are regulated by, or may form the basis of liability under, any Environmental Legal Requirement.

         The term "Environmental Legal Requirements" shall mean all federal, state and local Legal Requirements relating to contamination or the protection of human health and the environment, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. ss. 9601 et seq.), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. ss. 6901 et seq.), the Federal Water Pollution Control Act (33 U.S.C. ss. 1251 et seq.), the Clean Air Act (42 U.S.C. ss. 7401 et seq.), the Emergency Planning and Community-Right-to-Know Act (42 U.S.C. ss. 11001 et seq.), the Endangered Species Act (16 U.S.C. ss. 1531 et seq.), the Toxic Substances Control Act (15 U.S.C. ss. 2601 et seq.), the Occupational Safety and Health Act (29 U.S.C. ss. 651 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. ss. 1801 et seq.), and those relating to paint containing more than .05% lead by dry weight ("Lead Based Paint") and the regulations promulgated pursuant to said laws, all as amended from time to time.

                  (p) Insurance. Exhibit E-1 is a list of all insurance policies presently affording coverage with respect to the Concord Property, and the information contained thereon is complete and accurate in all material respects as of the date hereof.

                  (q) Brokers and Finders. Neither Concord nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the transactions contemplated in this Agreement. This Section 12.1(q) shall survive the Closing for a period of twelve (12) months.

                  (r) Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Concord,
(i) Concord and each of its Subsidiaries have duly and timely (subject to any extensions permitted by applicable law) filed all material Tax Returns required to be filed by any of them, and all such Tax Returns are true, complete and accurate in all material respects, (ii) Concord and each of its Subsidiaries have paid all material Taxes that are required to be paid by any of them or that Concord or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, (iii) intentionally deleted, (iv) neither Concord nor any of its Subsidiaries has waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency, (v) there are no pending audits, examinations, investigations, deficiencies, claims or other proceedings in respect of material Taxes relating to Concord or any of its Subsidiaries, (vi) there are no Liens for material Taxes on the Concord Property, except for Taxes not yet due and payable, (vii) neither Concord nor any of its Subsidiaries has been treated as a partnership for Tax purposes since the date of its respective formation, (viii) none of Concord or any of its Subsidiaries has received or has been subject to any written ruling relating to material Taxes or entered into any written and legally binding agreement with any taxing authority relating to material Taxes, except with respect to sewer taxes payable on the Concord Property, (ix) neither Concord or any of its Subsidiaries has made any election, or is required, to treat the Concord Property as owned by another Person for Tax purposes, (x) the Concord Property does not directly or indirectly secure any debt the interest on which is tax-exempt under Section 103(a) of the Code, and (xiv) the Concord Property is not a "tax-exempt use property" within the meaning of Section 168(h) of the Code.

                  (s) Foreign Person. Concord is not a "foreign person" as defined by Internal Revenue Code Section 1445.

                  (t) ERISA. Concord is not an "employee benefit plan" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (as amended, "ERISA"), a "plan," within the meaning of Section 4975 of the Internal Revenue Code of 1986, as amended, or an entity deemed to hold "plan assets" within the meaning of 29 C.F.R. Sec. 2510.3-101 of any such employee benefit plan or plans.

         12.2. Empire acknowledges and agrees that, except as set forth in this Agreement, Concord has not made, does not make and specifically negates and disclaims any representations, warranties, promises, covenants, agreements or guaranties of any kind or character whatsoever, whether express or implied, oral or written, past or present, of, as to, concerning or with respect to the Concord Property. Additionally, no Person acting on behalf of Concord is authorized to make, and by execution hereof Empire acknowledges that no person has made, on behalf of Concord, any representation, agreement, statement, warranty, guaranty or promise regarding the Concord Property or the transactions contemplated herein other than the representations, agreements, statements, warranties, guaranties and promises contained in this Agreement; and no such other representation, warranty, agreement, guaranty, statement or promise, if any, made by any person acting on behalf of Concord shall be valid or binding upon Concord unless specifically set forth herein. Empire further acknowledges and agrees that Empire has inspected the Concord Property, is fully familiar with the physical condition and state of repair thereof, and, to the extent permitted by law, the contribution of the Concord Property to the Company as provided for herein is made on an "as is" condition and basis with all faults except as expressly provided in this Agreement.

         12.3. At the Closing, and as a condition thereof, without limitation of any other obligation of Concord contained in this Agreement, Concord shall warrant and represent to Empire and the Company on the date of Closing in writing that all warranties and representations made by Concord in this Agreement continue to be true and correct in all material respects as of the date of Closing as if they were made on the date of such Closing.

         12.4. Concord shall indemnify and defend Empire and the Company against and hold Empire and the Company harmless from any and all claims, losses, costs, damages, liabilities and expenses (including, without limitation, reasonable counsel fees and counsel fees incurred to enforce this indemnity) arising out of a breach by Concord of its warranties, representations and covenants hereunder. Notwithstanding anything to the contrary contained in this Agreement, Concord shall indemnify and defend Empire and the Company against, and hold Empire and the Company harmless from, any and all losses, costs, damages, liabilities and expenses (including, without limitation, reasonable counsel fees and counsel fees incurred to enforce this indemnity) arising in connection with the ownership and operation by Concord of the Concord Property prior to the Closing Date.

         12.5. Except as otherwise provided in this Agreement, no representations, warranties, covenants, indemnifications or other obligations of Concord set forth in this Agreement shall survive the Closing, and no action based thereon shall be commenced after the Closing. In the event that a representation, warranty, covenant or indemnification of Concord survives the Closing pursuant to the terms of this Agreement, such representation, warranty, covenant or indemnification shall not survive beyond a period of twelve (12) months from the date of the Closing, except to the extent that Empire shall have delivered notice of a breach on or before such twelve (12) month anniversary.

13.      Warranties and Representations by Empire
         ----------------------------------------

         13.1. Subject to the terms and conditions of this Agreement, Empire hereby warrants and represents to Concord, knowing and intending that Empire is relying hereon in entering into this Agreement and consummating the transactions contemplated hereby, that:

                  (a) Due Formation, Existence, Etc. Empire is a legal entity duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification except where such failures to be so qualified, licensed, or in good standing would not have a Material Adverse Effect on Empire. Empire has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement, subject only to the approval of this Agreement and the transactions contemplated herein by a majority of the votes cast at the Stockholders Meeting, as defined herein (such affirmative vote, the "Empire Requisite Vote"). The Empire Requisite Vote is the only vote of the holders of any class or series of capital stock of Empire necessary to adopt, approve or authorize this Agreement and the transactions contemplated hereby. This Agreement is a valid and binding agreement of Empire, enforceable against Empire in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors' rights and to general equity principles. Subject to Section 7.5 hereof, the Board of Directors of Empire has duly approved this Agreement and the transactions contemplated hereby. The execution and delivery by Empire of, and the performance and compliance by Empire with, this Agreement in accordance with its terms do not (a) violate any term, condition or provision of Empire's organizational or governing documents;
(b) violate any judgment, order, injunction, decree, regulation or ruling of any court or other Governmental Entity to which Empire is subject; or (c) except as set forth on Exhibit 13.1(a) attached hereto and made a part hereof require any consent or approval under, result in any breach of or any loss of any benefit under, give rise to other's right of termination, vesting, amendment, acceleration, or cancellation of, result in the creation of any Lien on the Empire Licenses pursuant to, or cause a violation of any agreement, promissory note, bond, mortgage, indenture, contract, lease, license, or any other instrument of obligation to which Empire is a party or by which Empire is bound, except that, in the case of clauses (b) or (c) above, for any breach, violation, termination, default, acceleration, creation or change that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Empire. This Section 13.1(a) shall survive the Closing for a period of twelve (12) months.

                  (b) Consents and Approval. Except as set forth on Exhibit 13.1(b) attached hereto and made a part hereof, no consent, waiver, authorization, permit, or approval by any third party or governmental entity, including but not limited to any Racing Authority or Gaming Authority, which heretofore has not been obtained is required in connection with the execution and delivery by Empire of this Agreement or the performance by Empire of the obligations to be performed under this Agreement by Empire, including but not limited to the transfer of the Empire Operations to the Company. This Section 13.1(b) shall survive the Closing for a period of twelve (12) months.

                  (c) Licenses. Schedule C is a true, correct and complete list of all of the Empire Licenses issued to Empire and MRMI by the Racing Authority and the Gaming Authority, and each of the Empire Licenses is in full force and effect, and Empire does not know of, and neither Empire nor any agent or employee of Empire has received notice of, any intention on the part of the issuing authority to cancel, suspend or modify any of such Empire Licenses or to take any action or institute any proceedings to effect such a cancellation, suspension or modification. This Section 13.1(c) shall survive the Closing for a period of twelve (12) months.

                  (d)      Title to Empire Licenses. Except as set forth on
Exhibit 13.1(d) attached hereto and made a part hereof, the interest of Empire in the Empire Licenses is free and clear of all Liens and has not been assigned to any other Person. This Section 13.1(d) shall survive the Closing for a period of twelve (12) months.

                  (e) Litigation. There is not now pending, nor to the best of Empire's knowledge, has there been threatened, any claims, causes of action or other litigation or proceedings against or affecting Empire before or by any federal or state court, commission, regulatory body, administrative agency or other governmental body, domestic or foreign, wherein an unfavorable ruling, decision or finding may reasonably be expected to have a Material Adverse Effect on Empire, would interfere with Empire's ability to consummate the transactions contemplated by this Agreement, or would affect the use of the Empire Licenses or the Empire Operations, except possible claims for workers' compensation, personal injury or property damage which are covered by insurance maintained by Empire.

                  (f) Purchase Options. Empire has not entered into any presently effective contracts regarding the sale, conveyance, transfer or disposition of the Empire Operations (except for the within Agreement). Empire has not granted to anyone, and no one possesses, any option to purchase or right of first refusal to purchase the Empire Operations.

                  (g) Brokers and Finders. Neither Empire nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the transactions contemplated in this Agreement. This Section 13.1(g) shall survive the Closing for a period of twelve (12) months.

                  (h) Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Empire,
(i) Empire and each of its Subsidiaries have duly and timely filed all Tax Returns required to be filed by any of them, and all such Tax Returns are true, complete and accurate in all material respects, (ii) Empire and each of its Subsidiaries have paid all Taxes that are required to be paid by any of them (other than Taxes that are being diligently contested by appropriate proceedings and for which adequate reserves are reflected in the Empire Reports) or that Empire or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, (iii) the unpaid Taxes of Empire and its Subsidiaries do not exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and tax income) reflected in the financial statements contained in the Empire Reports filed prior to the date of this Agreement, as adjusted for results of operations and cash flows through the date hereof, (iv) neither Empire nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, (v) there are no pending audits, examinations, investigations, deficiencies, claims or other proceedings in respect of Taxes relating to Empire or any of its Subsidiaries, (vi) there are no Liens for Taxes on the Empire Property, except for Taxes not yet due and payable, (vii) none of Empire or any of its Subsidiaries has been a member of any group that has filed a combined, consolidated or unitary Tax Return, other than the affiliated group of corporations of which Empire is the common parent, (viii) except as set forth on Exhibit 13.1(h)(viii) attached hereto and made a part hereof, none of Empire or its Subsidiaries has any liability for Taxes of any person under Treasury Regulation Section 1.1502-6 (or any comparable provision of state, local or foreign law), as transferee or successor, by contract or otherwise, except as a result of the application of Treasury Regulation Section 1.1502-6 (and any comparable provision of state, local or foreign law to Empire and its Subsidiaries which are members of the affiliated group of corporations of which Empire is the common parent, (ix) none of Empire or any of its Subsidiaries has been a distributing corporation or a controlled corporation with respect to any distribution occurring during the last three years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code (or any comparable provision of state, local or foreign law) applied, (x) none of Empire or any of its Subsidiaries has made any election, or is required, to treat any of the assets owned by such entity as owned by another Person for Tax purposes, (xi) none of Empire or any of its Subsidiaries has received or has been subject to any written ruling relating to Taxes or entered into any written and legally binding agreement with any taxing authority relating to Taxes, (xii) the Empire Property does not directly or indirectly secure any debt the interest on which is tax-exempt under Section 103(a) of the Code, and (xiv) the Empire Property is not a "tax-exempt use property" within the meaning of Section 168(h) of the Code.

                  (i) Foreign Person. Empire is not a "foreign person" as defined by Internal Revenue Code Section 1445.

                  (j) ERISA. Empire is not an "employee benefit plan" within the meaning of Section 3(3) of ERISA, a "plan," within the meaning of
Section 4975 of the Internal Revenue Code of 1986, as amended, or an entity deemed to hold "plan assets" within the meaning of 29 C.F.R. Sec. 2510.3-101 of any such employee benefit plan or plans.

         13.2. Concord acknowledges and agrees that, except as set forth in this Agreement, Empire has not made, does not make and specifically negates and disclaims any representations, warranties, promises, covenants, agreements or guaranties of any kind or character whatsoever, whether express or implied, oral or written, past or present, of, as to, concerning or with respect to the Empire Operations. Additionally, no Person acting on behalf of Empire is authorized to make, and by execution hereof Concord acknowledges that no person has made, on behalf of Empire, any representation, agreement, statement, warranty, guaranty or promise regarding the Empire Operations or the transactions contemplated herein other than the representations, agreements, statements, warranties, guaranties and promises contained in this Agreement; and no such other representation, warranty, agreement, guaranty, statement or promise, if any, made by any person acting on behalf of Empire shall be valid or binding upon Empire unless specifically set forth herein. Concord further acknowledges and agrees that to the extent permitted by law, the contribution of the Empire Operations to the Company as provided for herein is made on an "as is" condition and basis with all faults except as expressly provided in this Agreement.

         13.3. At the Closing, and as a condition thereof, without limitation of any other obligation of Empire contained in this Agreement, Empire shall warrant and represent to Concord and the Company on the date of Closing in writing that all representations made by Empire in this Agreement continue to be true and correct in all material respects as of the date of Closing as if they were made on the date of such Closing.

         13.4. Empire shall indemnify and defend Concord and the Company against, and hold Concord and the Company harmless from, any and all claims, losses, costs, damages, liabilities and expenses (including, without limitation, reasonable counsel fees and counsel fees incurred to enforce this indemnity) arising out of a breach by Empire of its warranties, representations and covenants hereunder. Notwithstanding anything to the contrary contained in this Agreement, Empire shall indemnify and defend Concord and the Company against, and hold Concord and the Company harmless from, any and all losses, costs, damages, liabilities and expenses (including, without limitation, reasonable counsel fees and counsel fees incurred to enforce this indemnity) arising in connection with the ownership and operation by Empire of its video gaming machine and racing businesses on the Empire Land, and its use of the Empire License prior to the Closing Date.

         13.5. Except as otherwise provided in this Agreement, no representations, warranties, covenants, indemnifications or other obligations of Empire set forth in this Agreement shall survive the Closing, and no action based thereon shall be commenced after the Closing. In the event that a representation, warranty, covenant or indemnification of Empire survives the Closing pursuant to the terms of this Agreement, such representation, warranty, covenant or indemnification shall not survive beyond a period of twelve (12) months from the date of the Closing, except to the extent that Concord shall have delivered notice of a breach on or before such twelve (12) month anniversary.

14.      Closing Deliveries
         ------------------

         14.1.    At the Closing, Concord shall deliver the following:

                  (a) A bargain and sale deed with covenants (the "Concord Deed"), duly executed and acknowledged by Concord, in proper form for recording in the State of New York conveying the Concord Property to the Company subject only to the Concord Permitted Exceptions.

                  (b)      The duly executed Operating Agreement.

                  (c) Either (i) one or more agreements with the State of New York or any of its political subdivisions or any agency thereof pursuant to which any such entity shall agree to provide, either alone or in conjunction with a third-party lender, financing or other assistance to the Company in connection with the Company's proposed development of the Concord Property and consistent with the scope of such proposed development pursuant to the Development Plan (the "State Agreement") and/or (ii) one or more agreements with a third-party lender pursuant to which such third-party lender(s) shall agree to provide, either alone or in conjunction with such financing or other assistance as may be provided by the State of New York or its entities, financing to the Company in connection with the proposed development of the Concord Property and consistent with the scope of such proposed development pursuant to the Development Plan (the "Other Financing Agreement").

                  (d) A bill of sale in the form of Exhibit H-1 relating to the Concord Personal Property.

                  (e) To the extent they are then in Concord's possession and not posted at the Concord Property, and to the extent not previously delivered by Concord to the Company, certificates, licenses, permits, authorizations and approvals issued for or with respect to the Concord Property by governmental and quasi-governmental authorities having jurisdiction.

                  (f) Such affidavits as the Title Company shall reasonably require in order to omit from its title insurance policy all exceptions for judgments, bankruptcies or other returns against persons or entities whose names are the same as or similar to Concord's name.

                  (g) Evidence satisfactory to the Title Company that all necessary approvals, licenses and/or consents have been obtained and such other evidence satisfactory to the Title Company of Concord's authority and the authority of the signatory on behalf of Concord to convey the Concord Property pursuant to this Agreement.

                  (h) A certification of non-foreign status, in form required by the Code Withholding Section, signed under penalty of perjury. Concord understands that such certification will be retained by the Company and will be made available to the Internal Revenue Service on request.

                  (i) Concord shall deliver possession of the Concord Property to the Company in the condition required by this Agreement.

                  (j) An assignment by Concord to the Company of the Concord Service Contracts, the Concord Insurance Policies, the Concord Licenses and the Concord Plans, together with all guaranties and warranties benefiting the Concord Property which are then in effect and are assignable by Concord.

                  (k) A certificate of Concord confirming that the warranties and representations of Concord set forth in this Agreement are true and complete on and as of the Closing Date (the statements made in such certificate shall be subject to the same limitations on survival as are applicable to Concord's representations and warranties under Section 12.5 of this Agreement).

                  (l) An original of a closing statement setting forth the closing adjustments and prorations and the application thereof at the Closing (the "Closing Statement").

                  (m) Any other documents required by this Agreement to be delivered by Concord.

         14.2. At the Closing, Empire shall, without limitation of Empire's obligations under this Agreement, deliver the following:

                  (a) An assignment by Empire to the Company of the Empire Operations, free and clear of any Lien or other encumbrance, and the delivery of the Empire Licenses to the Escrow Agent pursuant to Section 20 of this Agreement, together with an irrevocable instruction to the Escrow Agent to automatically release the Empire Licenses to the Company upon the issuance of a Temporary Certificate of Occupancy.

                  (b)      The duly executed Operating Agreement.

                  (c) Copies of any consent, waiver, authorization, permit, or approval obtained from any third party or governmental entity, including but not limited to any Racing Authority or Gaming Authority, authorizing transfer of the Empire Operations to the Company.

                  (d) Either (i) the State Agreement and/or (ii) the Other Financing Agreement.

                  (e) Either (i) certain documents from Empire reasonably required by the Bank of Scotland in connection with the assignment by Empire of that certain credit facility provided by the Bank of Scotland in the maximum principal amount of Ten Million and 00/100 Dollars ($10,000,000.00), due in January of 2009 (the "Credit Facility") to the Company, and the Company's assumption of such Credit Facility (the "Credit Facility Assignment") or (ii) any and all payments required by the Bank of Scotland in connection with the full repayment of all amounts outstanding under of the Credit Facility and the termination thereof (the "Credit Facility Termination").

                  (f) A certification of non-foreign status, in form required by the Code Withholding Section, signed under penalty of perjury. Empire understands that such certification will be retained by the Company and will be made available to the Internal Revenue Service on request.

                  (g) A certificate of Empire confirming that the warranties and representations of Empire set forth in this Agreement are true and complete on and as of the Closing Date (the statements made in such certificate shall be subject to the same limitations on survival as are applicable to Empire's representations and warranties under Section 13.5 of this Agreement).

                  (h)      An original of the Closing Statement.

                  (i) Any other documents required by this Agreement to be delivered by Empire.

         14.3 At the Closing, each of Concord and Empire, without limitation of either party's obligations under this Agreement, shall cause the Company to deliver the following:

                  (a) Either (i) the State Agreement and/or (ii) the Other Financing Agreement.

                  (b) Checks to the order of the appropriate officers in payment of all applicable real property transfer taxes applicable to the contribution of the Concord Property to the Company and copies of any required tax returns therefor, which checks shall be certified or official bank checks if required by the taxing authority.

                  (c)      The Credit Facility Assignment, if any.

15.      Broker
         ------

         15.1. Concord represents and warrants to Empire that it has not dealt or negotiated with, or engaged on its own behalf or for its benefit, any broker, finder, consultant, advisor, or professional in the capacity of a broker or finder (each a "Broker") in connection with this Agreement or the transactions contemplated hereby. Concord hereby agrees to indemnify, defend and hold Empire and the Company harmless from and against any and all claims, demands, causes of action, losses, costs and expenses (including reasonable attorneys' fees, court costs and disbursements) arising from any claim for commission, fees or other compensation or reimbursement for expenses made by a Broker engaged by or claiming to have dealt with Concord in connection with this Agreement or the transactions contemplated hereby.

         15.2. Empire represents and warrants to Concord that it has not dealt or negotiated with, or engaged on its own behalf or for its benefit, any Broker in connection with this Agreement or the transactions contemplated hereby. Empire hereby agrees to indemnify, defend and hold Concord and the Company harmless from and against any and all claims, demands, causes of action, losses, costs and expenses (including reasonable attorneys' fees, court costs and disbursements) arising from any claim for commission, fees or other compensation or reimbursement for expenses made by any Broker engaged by or claiming to have dealt with Empire in connection with this Agreement or the transactions contemplated hereby.

         15.3. The representations and obligations under this Article 15 shall survive the Closing or, if the Closing does not occur, the termination of this Agreement.

16.      Casualty and Condemnation Prior to Closing
         ------------------------------------------

         16.1. In the event that all or part of the Concord Property is taken by, or made the subject of, any condemnation or eminent domain proceeding between the date of this Agreement and the Closing Date, Concord shall promptly notify Empire, and the following provisions shall apply:

                  (a) If a Material Taking of the Concord Property occurs, Empire, by written notice to Concord delivered within ten (10) days after Empire receives written notice of such taking, may elect to terminate this Agreement. If Empire shall so elect, this Agreement shall be null and void and the parties hereto shall be relieved and released of and from any further liability hereunder and with respect to each other, other than any liability, which is expressly stated to survive the termination of this Agreement.

                  (b) If (i) an Immaterial Taking of the Concord Property occurs, or (ii) a Material Taking of the Concord Property occurs and Empire does not timely elect to terminate this Agreement, then, in any such event, Concord shall pay or assign to the Company at the Closing any condemnation award received or receivable from any Governmental Entity in connection with any such condemnation or eminent domain proceeding, all claims against any Governmental Entity as a result of the losses suffered as a result of such condemnation or eminent domain proceeding.

         16.2. Concord shall maintain in effect until the Closing Date its existing insurance policies with respect to the Concord Property. In the event of damage to the Concord Property by fire or any other casualty insured under Concord's policies, Concord shall promptly notify Empire. Concord shall pay or assign to the Company at the Closing all monies received or receivable from the insurance companies which wrote such policies, in each case, with respect to the Concord Property and all claims against such insurance companies as a result of the losses covered by such policies and shall pay to the Company at the Closing the cost of repairing any uncovered damage, including any deductible under such policies.

17.      Condition of the Property; Representations
         ------------------------------------------

         EMPIRE EXPRESSLY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER CONCORD NOR ANY PERSON ACTING ON BEHALF OF CONCORD NOR ANY PERSON OR ENTITY WHICH PREPARED OR PROVIDED ANY OF THE MATERIALS REVIEWED BY EMPIRE IN CONDUCTING ITS DUE DILIGENCE, NOR ANY DIRECT OR INDIRECT OFFICER, DIRECTOR, PARTNER, MEMBER, SHAREHOLDER, EMPLOYEE, AGENT, REPRESENTATIVE, ACCOUNTANT, ADVISOR, ATTORNEY, PRINCIPAL, AFFILIATE, CONSULTANT OR, SUCCESSOR OR

ASSIGN OF ANY OF THE FOREGOING PARTIES (CONCORD AND ALL OF THE OTHER PARTIES DESCRIBED IN THE PRECEDING PORTIONS OF THIS SENTENCE (OTHER THAN EMPIRE) SHALL BE REFERRED TO HEREIN COLLECTIVELY AS THE "CONCORD EXCULPATED PARTIES") HAS MADE OR SHALL BE DEEMED TO HAVE MADE ANY ORAL OR WRITTEN REPRESENTATIONS OR WARRANTIES, WHETHER EXPRESSED OR IMPLIED, BY OPERATION OF LAW OR OTHERWISE (INCLUDING WITHOUT LIMITATION WARRANTIES OF HABITABILITY, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE), WITH RESPECT TO THE CONCORD PROPERTY, THE PERMITTED USE OF THE CONCORD PROPERTY OR THE ZONING AND OTHER LAWS, REGULATIONS AND RULES APPLICABLE THERETO OR THE COMPLIANCE BY THE CONCORD PROPERTY THEREWITH, THE REVENUES AND EXPENSES GENERATED BY OR ASSOCIATED WITH THE CONCORD PROPERTY, OR OTHERWISE RELATING TO THE CONCORD PROPERTY OR THE TRANSACTIONS CONTEMPLATED HEREIN. EMPIRE FURTHER ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, ALL MATERIALS WHICH HAVE BEEN PROVIDED BY ANY OF THE CONCORD EXCULPATED PARTIES HAVE BEEN PROVIDED WITHOUT ANY WARRANTY OR REPRESENTATION, EXPRESSED OR IMPLIED AS TO THEIR CONTENT, SUITABILITY FOR ANY PURPOSE, ACCURACY, TRUTHFULNESS OR COMPLETENESS AND, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, EMPIRE SHALL NOT HAVE ANY RECOURSE AGAINST CONCORD OR ANY OF THE OTHER CONCORD EXCULPATED PARTIES IN THE EVENT OF ANY ERRORS THEREIN OR OMISSIONS THEREFROM. EMPIRE, AS A MEMBER OF THE COMPANY, SHALL DIRECT THE COMPANY TO ACCEPT THE CONCORD PROPERTY "AS IS" BASED SOLELY ON EMPIRE'S OWN INDEPENDENT INVESTIGATION AND INSPECTION OF THE CONCORD PROPERTY AND NOT IN RELIANCE ON ANY INFORMATION PROVIDED BY CONCORD OR ANY OF THE OTHER CONCORD EXCULPATED PARTIES, EXCEPT FOR THE REPRESENTATIONS EXPRESSLY SET FORTH HEREIN.

         CONCORD EXPRESSLY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER EMPIRE NOR ANY PERSON ACTING ON BEHALF OF EMPIRE NOR ANY PERSON OR ENTITY WHICH PREPARED OR PROVIDED ANY OF THE MATERIALS REVIEWED BY CONCORD IN CONDUCTING ITS DUE DILIGENCE, NOR ANY DIRECT OR INDIRECT OFFICER, DIRECTOR, PARTNER, MEMBER, SHAREHOLDER, EMPLOYEE, AGENT, REPRESENTATIVE, ACCOUNTANT, ADVISOR, ATTORNEY, PRINCIPAL, AFFILIATE, CONSULTANT OR, SUCCESSOR OR ASSIGN OF ANY OF THE FOREGOING PARTIES (EMPIRE AND ALL OF THE OTHER PARTIES DESCRIBED IN THE PRECEDING PORTIONS OF THIS SENTENCE (OTHER THAN CONCORD) SHALL BE REFERRED TO HEREIN COLLECTIVELY AS THE "EMPIRE EXCULPATED PARTIES") HAS MADE OR SHALL BE DEEMED TO HAVE MADE ANY ORAL OR WRITTEN REPRESENTATIONS OR WARRANTIES, WHETHER EXPRESSED OR IMPLIED, BY OPERATION OF LAW OR OTHERWISE, WITH RESPECT TO THE EMPIRE OPERATIONS OR THE LAWS, REGULATIONS AND RULES APPLICABLE THERETO, THE REVENUES AND EXPENSES GENERATED BY OR ASSOCIATED WITH THE EMPIRE OPERATIONS, OR OTHERWISE RELATING TO THE EMPIRE OPERATIONS OR THE TRANSACTIONS CONTEMPLATED HEREIN. CONCORD FURTHER ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, ALL MATERIALS WHICH HAVE BEEN PROVIDED BY ANY OF THE

EMPIRE EXCULPATED PARTIES HAVE BEEN PROVIDED WITHOUT ANY WARRANTY OR REPRESENTATION, EXPRESSED OR IMPLIED AS TO THEIR CONTENT, SUITABILITY FOR ANY PURPOSE, ACCURACY, TRUTHFULNESS OR COMPLETENESS AND, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, CONCORD SHALL NOT HAVE ANY RECOURSE AGAINST EMPIRE OR ANY OF THE OTHER EMPIRE EXCULPATED PARTIES IN THE EVENT OF ANY ERRORS THEREIN OR OMISSIONS THEREFROM. CONCORD, AS A MEMBER OF THE COMPANY, SHALL DIRECT THE COMPANY TO ACCEPT THE EMPIRE OPERATIONS "AS IS" BASED SOLELY ON CONCORD'S OWN INDEPENDENT INVESTIGATION AND INSPECTION OF THE EMPIRE OPERATIONS AND NOT IN RELIANCE ON ANY INFORMATION PROVIDED BY EMPIRE OR ANY OF THE OTHER EMPIRE EXCULPATED PARTIES, EXCEPT FOR THE REPRESENTATIONS EXPRESSLY SET FORTH HEREIN.

         The delivery of items specified in Section 14.1 and 14.3 of this Agreement, and the acceptance thereof by Empire or the Company, as applicable, shall be deemed the full performance and discharge of every obligation on the part of Concord to be performed hereunder, except those obligations of Concord which are expressly stated in this Agreement to survive the Closing. The delivery of items specified in Section 14.2 and 14.3 of this Agreement, and the acceptance thereof by Concord or the Company, as applicable, shall be deemed the full performance and discharge of every obligation on the part of Empire to be performed hereunder, except those obligations of Empire which are expressly stated in this Agreement to survive the Closing.

18.      Default
         -------

         18.1. If on the Closing Date, Concord has not fully performed its obligations hereunder, and has not cured the same within fifteen (15) days of written notice thereof from Empire (a "Concord Default"), Empire shall have the right to elect one of the following rights and remedies:

                  (a) Empire shall have the right to waive the breach or default and proceed to Closing in accordance with the provisions of this Agreement; or

                  (b) If the default has a Material Adverse Effect, Empire shall have the right to terminate this Agreement; and/or

                  (c) Empire may avail itself of any rights or remedies it may have at law or in equity on account of Concord's breach or default.

         18.2. If on the Closing Date, Empire has not fully performed its obligations hereunder, and has not cured the same within fifteen (15) days of written notice thereof from Concord (an "Empire Default"), Concord shall have the right to elect one of the following rights and remedies:

                  (a) Concord shall have the right to waive the breach or default and proceed to Closing in accordance with the provisions of this Agreement; or

                  (b) If the default has a Material Adverse Effect, Concord shall have the right to terminate this Agreement; and/or

                  (c) Concord may, as its sole remedy, bring an action for specific performance of the terms of this Agreement; provided, that, notwithstanding the foregoing, if there shall occur any Empire Change of Control prior to such time as either such Empire Default has been cured by Empire or such Empire Default has been waived by Concord pursuant to the terms of this
Section 18.2, then Concord may avail itself of any rights or remedies it may have at law or in equity on account of Empire's breach or default.

         18.3. The parties hereto agree that irreparable damage would occur in the event that any party fails to consummate the transactions contemplated by this Agreement in accordance with the terms of this Agreement and that the parties shall be entitled to specific performance in such event, in addition to any other remedy at law or in equity.

19.      Conditions Precedent to Closing.
         -------------------------------

         19.1. Conditions to Concord's Obligations. Notwithstanding anything to the contrary contained in this Agreement, the obligations of Concord to consummate the transactions contemplated pursuant to the terms of this Agreement and the Operating Agreement shall be subject to the satisfaction or waiver by Concord on or prior to the Closing Date of all of the following conditions:

                  (a) The representations and warranties of Empire contained in Section 13.1 of this Agreement shall be true and correct as of the date hereof and as of the Closing as though made on and as of the Closing (except that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date). Concord shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of Empire to that effect.

                  (b) The Company and George A. Fuller Company shall have entered into a mutually agreeable construction management agreement related to the Project with such commercially reasonable and customary terms as the Company and George A. Fuller Company shall agree to include; provided, that such agreement shall (i) contain a guaranteed maximum price, (iii) shall be on an AIA form and shall amend the General Conditions of such AIA form to provide for reimbursement to George A. Fuller Company at 1.2 times the aggregate costs incurred by George A. Fuller Company in connection with the General Conditions incurred with respect to the development and/or construction of the Concord Property and (ii) specify that George A. Fuller Company shall provide payment and performance bonds reasonably satisfactory in form and substance to each of the third-party lenders that shall provide financing to the Company in connection with the proposed development of the Concord Property and the Company and any other necessary guarantees that are required by any such third-party lender (the "Construction Contract").

                  (c) The Company and Concord shall have entered into a mutually agreeable development management agreement related to the Project with such commercially reasonable and customary terms as the Company and Concord shall agree to include.

                  (d) The Empire Operations shall be conveyed to the Company and shall be free and clear of any Liens; provided, that the Empire Licenses shall be delivered to the Escrow Agent pursuant to the provisions of
Section 20 of this Agreement, to be automatically conveyed to the Company upon the issuance to the Company of a Temporary Certificate of Occupancy.

                  (e) Empire shall have performed all of its obligations and covenants under this Agreement except those the failure of which to be performed shall not have had or be reasonably likely to have a Material Adverse Effect, as determined in good faith by Concord in Concord's reasonable discretion.

                  (f) Empire shall have executed and delivered at Closing the documents, instruments agreements set forth in Section 14.2 hereof.

                  (g) Concord shall have received from its Management Committee written notice approving the transaction, including without limitation, a determination that the transaction is fair to Concord, and all other consents, approvals, filings, registrations and notices required to be obtained or made by Concord in connection with this Agreement shall have been obtained or made and shall be in full force and effect. All consents, approvals, filings, registrations and notices required to be obtained or made by Empire under applicable racing and gaming laws in connection with this Agreement and the transfer of the Empire Licenses to the Company, including, without limitation, from the New York State Racing and Wagering Board and the Division of the Lottery of the State of New York, shall have been obtained or made and shall be in full force and effect.

                  (h) The Company shall become a "Volunteer" pursuant to a Brownfield Agreement to be entered into with the New York State Department of Environmental Conservation, and Concord shall be satisfied, in Concord's reasonable discretion, that the transactions contemplated pursuant to the terms of this Agreement, including the transfer of the Concord Property to the Company, shall not adversely effect Concord's ability to receive any Brownfield Tax Credits with respect to any environmental remediation on the Concord Property.

                  (i) No decision, order or similar ruling shall have been issued (and remain in effect) restraining or enjoining the transactions contemplated by this Agreement or the Operating Agreement, or that would prevent, materially delay or materially impair the ability of the Company to develop, construct and operate a hotel, a convention center, a harness racetrack, and a Class II gaming facility on the Concord Property, after the Closing of the transactions contemplated hereby.

                  (j) The State of New York shall have extended the term of the Empire Licenses for a period of no less than thirty (30) years or any such other period of time as shall be required by any third-party lender which, by itself or together with the State of New York, shall provide financing to the Company consistent with the scope of the proposed development of the Concord Property pursuant to the Development Plan.

         19.2. Conditions to Empire's Obligations. Notwithstanding anything to the contrary contained in this Agreement, the obligations of Empire to consummate the transactions contemplated pursuant to the terms of this Agreement and the Operating Agreement shall be subject to the satisfaction or waiver by Empire on or prior to the Closing Date of all of the following conditions:

                  (a) The representations and warranties of Concord contained in Section 12.1 of this Agreement shall be true and correct as of the date hereof and as of the Closing as though made on and as of the Closing (except that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date). Empire shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of Concord to that effect.

                  (b) The Company shall receive a policy of title insurance from the Title Company pursuant to the terms and conditions of Section 9.1(C) of this Agreement, and the Concord Property shall be conveyed to the Company and shall be free and clear of any Liens other than the Concord Permitted Exceptions.

                  (c) Concord shall have performed all of its obligations and covenants under this Agreement except those the failure of which to be performed shall not have had or be reasonably likely to have a Material Adverse Effect, as determined in good faith by Empire in Empire's reasonable discretion.

                  (d) Concord shall have executed and delivered at Closing the documents, instruments agreements set forth in Section 14.1 hereof.

                  (e) No decision, order or similar ruling shall have been issued (and remain in effect) restraining or enjoining the transactions contemplated by this Agreement or the Operating Agreement, or that would prevent, materially delay or materially impair the ability of the Company to develop, construct and operate a hotel, a convention center, a harness racetrack, and a Class II gaming facility on the Concord Property after the Closing of the transactions contemplated hereby.

                  (f) Empire shall have received from its financial advisors, a written opinion addressed to Empire, its Board of Directors and stockholders to the effect that the consideration to be received by Empire's stockholders is fair to the Empire's stockholders from a financial point of view.

                  (g) If required by law , the Empire Requisite Vote shall have been obtained.

                  (h) All consents, approvals, filings, registrations and notices required to be obtained or made by Empire under applicable racing and gaming laws or any other laws in connection with this Agreement and the transfer of the Empire Operations to the Company, including, without limitation, from the New York State Racing and Wagering Board and the Division of the Lottery of the State of New York, shall have been obtained or made and shall be in full force and effect.

                  (i) Empire shall have either repurchased the Sixty Five Million and 00/100 Dollars ($65,000,000.00) of 5 1/2% Convertible Senior Notes, due in the year 2014 and callable in July of 2009, issued by Empire (the "Notes") or shall have obtained the consent of the holders of the Notes to the transactions contemplated pursuant to the terms of this Agreement. Notwithstanding the foregoing, the Company shall not be obligated to assume any existing obligation of Empire under the Notes at Closing.

                  (j) In the event that a Credit Facility Termination is not signed at or prior to Closing, then Empire shall have obtained the consent of the Bank of Scotland, if required, to enter into the Credit Facility Assignment.

                  (k) The Pro Forma Financial Statement of the Company shall reflect that Empire is expected to receive annual distributions of Cash Flow in an amount that equals or exceeds the Reimbursement Amount after the Closing Date (or, in the case of a partial year, the applicable percentage of the Reimbursement Amount).

                  (l) The financing secured by the Company at Closing in connection with the development of the Concord Property shall authorize the Company to distribute FIFTY MILLION and 00/100 DOLLARS ($50,000,000.00) to Empire as a return of Empire's initial capital contribution to the Company on the Closing Date, and the Company shall make such distribution to Empire on the Closing Date.

                  (m) Empire and the Company shall have entered into a mutually agreeable gaming management agreement related to the Project on such commercially reasonable and customary terms as Empire and the Company shall agree to include.

                  (n) Empire and the Company shall have entered into a mutually agreeable hotel management agreement related to the Project on such commercially reasonable and customary terms as Empire and the Company shall agree to include.

                  (o) Empire and the Company shall have entered into a mutually agreeable casino development agreement related to the Project on such commercially reasonable and customary terms as Empire and the Company shall agree to include.

                  (p) Empire shall in its sole good faith discretion be satisfied that Concord has received and continues to possess all necessary governmental approvals for the development and construction of a project on the Concord Property consisting of all of the following improvements consistent with the scope of the Development Plan: (i) a hotel, (ii) a convention center, (iii) a casino and (iv) harness racetrack (referred to in this Section 19 as the "Project").

         19.3     Termination
                  -----------

                  (a) This Agreement may be terminated by either Concord or Empire, by written notice (the "Section 19.3(a) Termination Notice"), with a copy of such written notice to be sent to Louis R. Cappelli, c/o Cappelli Enterprises, Inc., 115 Stevens Avenue, Valhalla, New York 10595, if, on or before May 1, 2008, Concord has neither (i) received from its Management Committee written notice approving the transaction and otherwise satisfied the conditions set forth in Section 19.1(g) of this Agreement, nor (ii) waived the conditions set forth in Section 19.1(g) of this Agreement; provided, that, as consideration for the rights granted to Concord pursuant to Section 19.1(g) of this Agreement and this Section 19.3(a), if Concord fails to either satisfy or waive the conditions set forth in Section 19.1(g) of this Agreement on or before May 1, 2008 and either Concord or Empire exercises the termination rights granted under this Section 19.3(a), then Louis R. Cappelli shall pay to Empire the sum of One Million and 00/100 Dollars ($1,000,000.00), plus all costs and expenses (including but not limited to reasonable attorneys fees), if any, incurred by Empire in the event that such payment is not made as herein provided (the "Termination Payment"), within ten (10) days of the date of receipt of the
Section 19.3(a) Termination Notice.

                  (b) This Agreement may be terminated by either Empire or Concord, by written notice, unless, on or before June 30, 2008, (i) either the State of New York has provided for an appropriation or some other form of assistance in its annual budget that will enable State supported financing for the Company's proposed development of the Concord Property consistent with the scope of such proposed development pursuant to the Development Plan or Concord has secured a signed financing commitment from any third-party lender for the Company's proposed development of the Concord Property, which by itself or together with such State supported financing, is consistent with the scope of such proposed development pursuant to the Development Plan, and (ii) Pro Forma Financial Statements evidencing Cash Flow after debt service of at least $10 million and a 1.3 times debt service coverage ratio (assuming customary definitions for debt service and debt service coverage ratio) are available that reflect the terms of such financing; provided, that if at any time between the Effective Date of this Agreement and June 30, 2008 the conditions provided for in (i) and (ii) above have occurred and an injunction, moratorium, or other legal impediment of general application is imposed (whether by action of public authority or pursuant to private action, a "Moratorium") that either (a) precludes either Empire or Concord from proceeding with the transactions set forth pursuant to the terms of this Agreement, (b) precludes Concord from proceeding with the approvals process and/or (c) would preclude Concord from developing the Concord Property pursuant to the Development Plan at Closing, then the time period provided for above shall be extended by one (1) day for each day that such Moratorium remains in effect so long as the parties continue to diligently work toward the resolution and/or removal of any such Moratorium; provided, further, that if either Concord and/or Empire shall directly cause or suffer there to exist any Moratorium, then the other party shall have the right to terminate this Agreement if the conditions set forth this Section 19.3(b) have not been satisfied on or before June 30, 2008 regardless of the existence of such Moratorium.

                  (c) In the event that the Closing Date has not occurred on or before August 31, 2008, this Agreement may be terminated by Empire, by written notice, if on or before August 31, 2008 the terms and conditions of the Indenture pursuant to which the Notes have been issued have not been amended, waived, modified or extended, or a sufficient amount of the Notes have not been redeemed, in each case to the satisfaction of Empire in Empire's sole discretion. The existence of any Moratorium shall not affect Empire's rights pursuant to this Section 19.3(c).

                  (d) In the event that the Closing Date has not occurred on or before October 31, 2008, this Agreement may be terminated by Empire, by written notice, if on or before October 31, 2008, either (i) the Bank of Scotland has not agreed to extend the term of the Credit Facility for a period of one (1) year or such longer period of time as a Moratorium may exist, or (ii) Concord and/or its affiliates shall not have assumed the obligations of Empire under the Credit Facility. The existence of any Moratorium shall not affect Empire's rights pursuant to this Section 19.3(d).

                  (e) In the event that the Closing Date has not occurred on or before December 31, 2008, this Agreement may be terminated by either Empire or Concord, by written notice; provided, that if a Moratorium has been imposed, then the Closing Date shall be extended for so long as the parties continue to diligently work toward the resolution and/or removal of any such Moratorium, but no later than December 31, 2010; provided, further, that if either Concord and/or Empire shall directly cause there to exist any Moratorium, then such other party shall have the right to terminate this Agreement if the Closing has not occurred on or before December 31, 2008 regardless of the existence of such Moratorium.

20.      Escrow.
         ------

         Empire and the Escrow Agent shall enter into a mutually agreeable escrow agreement on such commercially reasonable and customary terms as Empire, Concord and the Escrow Agent shall agree to include, which escrow agreement shall provide that upon the issuance of a Temporary Certificate of Occupancy to the Company, the Escrow Agent shall automatically, and without requiring any further action to be undertaken by Empire, Concord or the Company, release the Empire Licenses to the Company, and such instruction shall be irrevocable by Empire.

21.      Notices
         -------

         Any notice or communication which may be or is required to be given pursuant to the terms of this Agreement shall be in writing and shall be sent to the respective party at the addresses set forth below, postage prepaid, by certified mail, return receipt requested, by a nationally recognized overnight courier service that provides tracing and proof of receipt of items mailed or by facsimile provided that if notices are given by facsimile a copy thereof must be sent on the same day by nationally recognized overnight courier service that provides tracing and proof of receipt of items mailed for next business day delivery. Notices shall be effective upon the date of receipt or refusal of receipt. Either party may change the address to which notices to it shall be sent by a notice sent in accordance with the requirements of this Section.

              To Concord:
                                Concord Associates, L.P.
                                C/o Cappelli Enterprises, Inc.
                                115 Stevens Avenue
                                Valhalla, New York  10595
                                Attention: Louis R. Cappelli
                                Fax No.:  914-747-2743

              With a copy to:
                                DelBello Donnellan Weingarten
                                Wise & Wiederkehr, LLP
                                One North Lexington Avenue
                                White Plains, New York  10601
                                Attn:  Alfred E. Donnellan, Esq.
                                Fax No.:  914-681-0200

              To Empire:
                                Empire Resorts, Inc.
                                C/o Monticello Raceway
                                Route 17B
                                Monticello, New York  12701
                                Attention: David Hanlon
                                Fax No.:  845-807-0000

              With a copy to:
                                Olshan Grundman Frome Rosenzweig & Wolosky LLP 65 East 55th Street
                                New York, New York 10022
                                Attn: Robert H. Friedman, Esq.
                                Fax No.:  (212) 451-2222

22.      Class III Gaming Facility.
         -------------------------

         22.1 Concord is aware that, at a certain point in the future, the St. Regis Mohawk Tribe (the "Tribe") may obtain all necessary licenses and approvals (the "Class III Licenses") that shall be required to operate a Class

III gaming facility on the Land in Trust Property. Concord hereby agrees to endorse the construction of a Class III gaming facility on the Land in Trust Property, and hereby agrees to support the Tribe in its efforts to obtain the Class III Licenses. Concord acknowledges that Empire may plan and develop resort, hotel, entertainment and/or retail facilities on the Empire Land (the "Class III Actions"), and Concord hereby endorses the Class III Actions and the aforesaid development of the Empire Land.

         22.2     In furtherance of Concord's commitment pursuant to Section
22.1 of this Agreement, commencing on the Effective Date, Empire shall have the right to require Concord to purchase (the "Put Option") up to one million (1,000,000) shares of the common stock of Empire (the "Empire Common Stock") at a price of ONE and 00/100 DOLLAR ($1.00) per share (the "Option Purchase Price"); provided, that Empire shall covenant to use any and all funds received from Concord as a result of Empire's exercise of the Put Option to fund the Class III Actions. Empire shall exercise such option by sending written notice (the "Option Notice") to Concord stating that it is exercising the Put Option ten (10) business days prior to the date that it shall exercise the Put Option. The Option Purchase Price for the Empire Common Stock shall be paid by wire transfer of immediately available funds and Empire shall convey the Empire Common Stock to Concord or its designee free and clear of all liens and encumbrances. Each of Empire and Concord agrees to cooperate and to take all actions and execute all documents reasonably necessary or appropriate to reflect the purchase of the Empire Common Stock by Concord. All transfer, stamp and recording taxes and fees imposed on either Empire or Concord as a result of the Put Option shall be payable by Concord. Concord shall make such investment representations to Empire as may reasonably required in connection with such issuance.

23.      Miscellaneous
         -------------

         23.1. Legalization. If at any time prior to Closing both (i) a Moratorium exists and (ii) Legalization occurs, then each of Concord and Empire shall use best efforts to close a transaction substantially similar to the transactions outlined in this Agreement, but amended to contemplate the development of a casino facility comparable to a Class III gaming facility, such gaming facility to operate table games (including but not limited to Baccarat, Blackjack and Craps) on the Concord Property, as soon as reasonably practical notwithstanding that certain conditions to Closing outlined in Sections 19.1 and
19.2 of this Agreement have not been satisfied.

         23.2. Headings. The article and paragraph headings of this Agreement are for convenience only and in no way limit or enlarge the scope or meaning of the language hereof.

         23.3. Invalidity and Waiver. If any portion of this Agreement is held invalid or inoperative, then so far as is reasonable and possible the remainder of this Agreement shall be deemed valid and operative, and, to the greatest extent legally possible, effect shall be given to the intent manifested by the portion held invalid or inoperative. The failure by either party to enforce against the other any term or provision of this Agreement shall not be deemed to be a waiver of such party's right to enforce against the other party the same or any other such term or provision in the future.

         23.4. Governing Law. This Agreement shall, in all respects, be governed, construed, applied, and enforced in accordance with the laws of the State of New York.

         23.5. Survival. The provisions of this Agreement that contemplate performance after the Closing and the obligations of the parties not fully performed at the Closing shall survive the Closing and shall not be deemed to be merged into or waived by the instruments of Closing.

         23.6. No Third Party Beneficiary. This Agreement is not intended to give or confer any benefits, rights, privileges, claims, actions, or remedies to any person or entity as a third party beneficiary, decree, or otherwise.

         23.7. Entirety and Amendments. This Agreement embodies the entire agreement between the parties and supersedes all prior agreements and understandings relating to the Property. This Agreement may be amended or supplemented only by an instrument in writing executed by the party against whom enforcement is sought.

         23.8. Attorneys' Fees. Should either party employ attorneys to enforce any of the provisions hereof, the party against whom any final judgment is entered agrees to pay the prevailing party all reasonable costs, charges, and expenses, including reasonable attorneys' fees, expended or incurred in connection therewith.

         23.9. Construction. The parties acknowledge that the parties and their counsel have reviewed and revised this Agreement and agree that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any exhibits or amendments hereto.

         23.10. Calculation of Time Periods. Unless otherwise specified, in computing any period of time described herein, the day of the act or event after which the designated period of time begins to run is not to be included and the last day of the period so computed is to be included at unless such last day is a Saturday, Sunday or legal holiday for national banks in the State of New York, in which event the period shall run until the end of the next day which is neither a Saturday, Sunday, or legal holiday. The last day of any period of time described herein shall be deemed to end at 5:00 p.m. New York time.

         23.11. Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

         23.12. Counterparts. This Agreement may be executed in any number of identical counterparts, each of which shall be an original and all of which counterparts taken together shall constitute one and the same agreement.

         23.13. No Recordation. Concord and Empire each agrees that neither this Agreement nor any memorandum or notice hereof shall be recorded.

         23.14. Further Assurances. Subject to the terms and conditions herein provided, each of the parties hereto shall execute and deliver such documents as the other party shall reasonably request in order to consummate and make effective the transactions contemplated hereby; provided, however, that the execution and delivery of such documents by such party shall not result in any additional liability or cost to such party. The provisions of this Section 23.14 shall survive the Closing.

         23.15. Assignment. The benefits of this Agreement may not be assigned by either Concord or Empire without the other party's prior written consent.

         23.16. Jurisdiction. With respect to any suit, action or proceeding relating to this Agreement or the Property ("Proceedings") each party irrevocably (a) submits to the exclusive jurisdiction of the state and federal courts located in the State of New York, in New York County and (b) waives any objection which it may have at any time to the laying of venue of any Proceedings brought in any such court, waives any claim that such Proceedings have been brought in an inconvenient forum and further waives the right to object, with respect to such Proceedings, that such court does not have jurisdiction over such party.

         23.17.   WAIVER OF JURY TRIAL.
                  --------------------

         EACH PARTY HEREBY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY THE OTHER PARTY IN CONNECTION WITH ANY MATTER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT OR THE RELATIONSHIP OF EMPIRE AND CONCORD HEREUNDER.

                            [Signature pages follow]

         WITNESS the execution hereof, under seal, as of the day and year first above written, in any number of counterpart copies, each of which counterpart copies shall be deemed an original for all purposes.

                                       CONCORD ASSOCIATES, L.P.

                                       By: Convention Hotels, LLC, its General
                                           Partner


                                       By: /s/ Louis R. Cappelli
                                           -------------------------------------
                                           Name:   Louis R. Cappelli
                                           Title:  Managing Member


                                       EMPIRE RESORTS, INC.


                                       By: /s/ David P. Hanlon
                                           -------------------------------------
                                           Name:   David P. Hanlon
                                           Title:  President and Chief Executive
                                                   Officer



The obligations pursuant to Section 19.3(a) of this Agreement only are hereby ACCEPTED AND AGREED:

LOUIS R. CAPPELLI

/s/ Louis R. Cappelli
--------------------------------------

                                   Schedule B

                               OPERATING AGREEMENT

                       LIMITED LIABILITY COMPANY AGREEMENT

                                       OF

                               CONCORD EMPIRE LLC

      This Limited Liability Company Agreement of Concord Empire LLC (the "Agreement"), a New York limited liability company (the "Company"), is made and entered into this ____ day of _____________, 2008, by Concord Associates, L.P., a New York limited partnership having an office at c/o Cappelli Enterprises, Inc., 115 Stevens Avenue, Valhalla, New York 10595 ("Concord") and Empire Resorts, Inc., a Delaware corporation having an office at 701 North Green Valley Parkway, Suite 200, Henderson, Nevada 89074 ("Empire"). Concord and Empire may sometimes be referred to individually as a "Member" or collectively as the "Members".

                                   WITNESSETH:

      WHEREAS, the Company was formed by the filing of the Certificate of Formation of the Company with the Secretary of State of New York on ________________, 2008, in accordance with the Act;

      WHEREAS, the parties hereto desire to enter into this Agreement to provide for the respective rights, obligations and interests of the parties to each other and to the Company and the manner in which the Company and its assets shall be governed and operated.

      NOW, THEREFORE, in consideration of the premises hereof, and of the mutual covenants and agreements contained herein, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

                                    ARTICLE I
                                   DEFINITIONS

      1.1 Defined Terms. The following terms have the meanings hereinafter indicated whenever used in this Agreement with initial capital letters:

      "Act" shall mean New York Limited Liability Company Law, McKinney's Consolidated Laws of New York Section 201, et seq., as amended and in force from time to time.

      "Additional Capital Contribution" shall have the meaning set forth in
Section 5.2.

      "Adjacent Land Project" shall have the meaning set forth in Section 11.2.

      "Adjusted Capital Account Deficit" shall mean, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

            (a) Crediting to such Capital Account any amounts that such Member is obligated to restore pursuant to this Agreement or is deemed to be obligated to restore pursuant to Regulations Sections
      1.704-1(b)(2)(ii)(b)(3), 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and
      1.704-2(i)(5); and

            (b) Debiting to such Capital Account the items described in Regulations Sections 1.704-1(b)(2)(ii) (d)(4), (5) and (6).

      The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

      "Affiliate" shall mean, with respect to a Person, another Person that directly or indirectly controls, is controlled by or is under common control with such first Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to vote a majority of the securities having voting power for the election of directors of such Person or otherwise to direct or cause the direction of the management and policies of that Person, whether through ownership of voting securities, by contract or otherwise.

      "Agreement" shall mean this Limited Liability Company Agreement, including all exhibits and schedules attached hereto, as amended, modified or otherwise supplemented, from time to time.

      "Appraisal Process" shall mean the process pursuant to which the parties shall determine the fair market value of the Concord Property and the Empire Operations, and any subsequent contribution of real property to the Company or to any other joint venture company formed by the Members pursuant to Article 11 of this Agreement, which process shall include the following:

                  (i) Promptly following the Effective Date of the Formation
            Agreement, each of Concord and Empire shall select an independent appraiser. Each appraiser shall determine, within forty-five (45) days after submission of the issue, the fair market value of each of the Concord Property and the Empire Operations as of the Effective Date, at a price a willing buyer would pay a willing seller (determined free and clear of all monetary liens and encumbrances) in an arm's length transaction. The fair market value of the Empire Operations shall be determined based on the current use of the Empire License at the Empire Property and Empire's existing operations, reduced by the amount outstanding under the Credit Facility on the effective date of the Credit Facility Assignment if the Credit Facility is assigned to the Company, but assuming that legislation is enacted that shall permit Empire to retain forty percent (40%) of revenues of the first FIFTY MILLION and 00/100 DOLLARS ($50,000,000.00) earned from the operation of its video gaming machine business. However, if legislation is enacted that shall permit Empire to retain in excess of forty percent (40%) of revenues of the first FIFTY MILLION and 00/100 DOLLARS ($50,000,000.00) earned from the operation of its video gaming machine business prior to or within forty-five (45) days after the Effective Date of this Agreement, the fair market value shall be based on such legislation that is so enacted; provided, however, that the deemed value of the Empire Operations shall be the greater of (i) the fair market value of the Empire Operations as determined pursuant to the foregoing and after deducting the amount outstanding under the Credit Facility on the effective date of the Credit Facility Assignment if the Credit Facility is assigned to the Company or (ii) FIFTY MILLION and 00/100 DOLLARS ($50,000,000.00), less the amount outstanding under the Credit Facility on the effective date of the Credit Facility Assignment if the Credit Facility is assigned to the Company. The fair market value of the Concord Property shall be determined based on the Governmental Approvals that have been obtained to pursue the Development Plan on the Concord Property (which, by way of clarification, shall not assume approval to build a Class II or Class III casino notwithstanding any such approvals that have been obtained by Concord); provided, however, that the deemed value of the Concord Property shall be the greater of (i) the fair market value of the Concord Property as determined pursuant to the foregoing or (ii) FIFTY MILLION and 00/100 DOLLARS ($50,000,000.00).

                  (ii) In the event the fair market value for each appraisal is within 10% of each other, the average of the two (2) shall be deemed the fair market value of Concord Property or the Empire Operations, as applicable. If the two (2) appraisals are more than 10% different, the two (2) appraisers shall jointly appoint a third independent appraiser on the forty-sixth (46th) day after their appointment and, if the two (2) appraisers fail to appoint or agree upon the third appraiser on such day, an appraiser shall be appointed by the Members.

                  (iii) If within thirty (30) days after the appointment of the third appraiser, the two (2) appraisers cannot agree upon a mutually acceptable fair market value for either the Concord Property or the Empire Operations, then the third appraiser shall independently determine the fair market value of such property as of the Effective Date within the subsequent thirty (30) day period, and the two (2) values that are closest shall be averaged to determine the fair market value; provided, however, if the appraisal of the third appraiser is the arithmetic mean of the appraisals of the other two
            (2) appraisers, the third appraisal shall be used.

      "Asset Value" shall mean, with respect to any asset of the Company (other than cash), the adjusted basis of such asset as of the relevant date for federal income tax purposes, except as follows:

            (a) the Asset Value of the Concord Property and the Asset Value of the Empire Operations shall be determined within ninety (90) days of the Effective Date pursuant to the Appraisal Process and then set forth on Exhibit B;

            (b) the Asset Values of all Company assets (including intangible assets such as goodwill) may be adjusted to equal their respective fair market values as of the following times:

                  (i) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimus Capital Contribution;

                  (ii) the distribution by the Company to a Member of more than a de minimus amount of money or Company property as consideration for an interest in the Company; or

                  (iii) the liquidation of the Company within the meaning of
            Regulations Section 1.704-1(b)(2)(iv)(f)(5)(ii);

            (c) the Asset Value of any Company asset distributed in kind to any Member shall be the gross fair market value of such asset on the date of distribution, as determined by the Members;

            (d) the Asset Values of any Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m); provided that Asset Values shall not be adjusted pursuant to Code Section 743(b) to the extent that the Members makes a corresponding adjustment under subparagraph (b)(ii); and

            (e) if the Asset Value of an asset has been determined or adjusted pursuant to subsection (a) or (b) above, such Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses and other items allocated pursuant to Article VII.

      The foregoing definition of Asset Value is intended to comply with the requirements of Regulations Section 1.704-1(b)(2)(iv) and shall be interpreted and applied consistently therewith.

      "Brownfield Tax Credits" shall mean any and all benefits available pursuant to the Brownfield Program administered by the NYSDEC, including but not limited to Brownfield Real Property Tax Credits provided for by Tax Laws Section 22, 606(ee) and 606(i) and sections related thereto and any Brownfield Redevelopment Tax Credits provided for by Tax Laws Section 21, 606(dd) and 606(i) and sections related thereto.

      "Business Day" shall mean any day except Saturday and Sunday or a federal holiday on which commercial banks are required or authorized to remain closed.

      "Buy-Out Transfer" shall have the meaning set forth in Section 8.4(b)(ii).

      "Buy/Sell Closing" shall have the meaning set forth in Section 8.4(b)(ii).

      "Buy/Sell Closing Date" shall have the meaning set forth in Section 8.4(b)(ii).

      "Buy/Sell Closing Notice" shall have the meaning set forth in Section 8.4(b)(ii).

      "Buy/Sell Notice" shall have the meaning set forth in Section 8.4(a).

      "Buying Member" shall have the meaning set forth in Section 8.4(a).

      "Capital Account" shall mean, with respect to any Member (and without duplication), the Capital Account maintained for such Member in accordance with the following provisions:

            (a) From time to time, the Capital Account of each Member shall be increased by (i) the amount of any cash contributed by the Member to the Company, (ii) the Asset Value of any property contributed by the Member to the Company (net of liabilities that the Company is deemed to have assumed or taken subject to, under and pursuant to Section 752 of the Code), and
      (iii) allocations to the Member of Profit (or items thereof) and other income and gain pursuant to Section 7.1, including income and gain exempt from tax, and income and gain described in Regulations Section 1.704-1(b)(2)(iv)(g), but excluding items of income and gain described in Regulations Section 1.704-1(b)(4)(i).

            (b) The Capital Account of each Member shall be decreased by (i) the amount of any cash distributed to such Member, (ii) the fair market value (as determined by the Members) of any property distributed to such Member (net of any liabilities that such Member is deemed to have assumed or taken subject to, under and pursuant to Section 752 of the Code) and (iii) allocations to the Member of Loss (or items thereof) and other loss and deductions pursuant to Section 7.1, including loss and deduction described in Regulations Section 1.704-1(b)(2)(iv)(g), but excluding items of loss and deduction described in Regulations Sections 1.704-1(b)(4)(i) and
      (iii).

            (c) A single Capital Account shall be maintained for each Member, which Capital Account shall reflect all allocations, distributions, or other adjustments required by this definition with respect to the Membership Interest owned by such Member.

            (d) Upon any transfer of all or part of a Membership Interest, as permitted by this Agreement, the Capital Account (or portion thereof) of the transferor that is attributable to the transferred interest (or portion thereof) shall carry over to the transferee, as prescribed by Regulations Section 1.704-1(b)(2)(iv)(l).

            (e) Except as otherwise required by the Act or this Agreement, no Member shall have any liability to restore all or any portion of a deficit balance in a Capital Account.

            (f) Notwithstanding anything to the contrary in this definition, it is the intention of the Members that the Capital Accounts of the Members be maintained strictly in accordance with the capital account maintenance requirements of Regulations Section 1.704-1(b)(2)(iv), and that such Capital Accounts be adjusted to the extent required by the provisions of such regulations or any successor provisions thereto.

      "Capital Contribution" shall mean the sum of the Initial Capital Contribution and any Additional Capital Contribution made by a Member of the Company.

      "Capital Event" shall mean (i) a sale of all or any part of or an interest in the Concord Property and all improvements thereon, exclusive of sales or other dispositions of tangible personal property in the ordinary course of business; (ii) placement and funding of any indebtedness of the Company secured by some or all of its assets with respect to borrowed money, excluding short term borrowing in the ordinary course of business; (iii) condemnation of all or any part of or an interest in the Concord Property through the exercise of the power of eminent domain; or (iv) any loss of all or a portion of the Concord Property or an interest in the Concord Property by casualty, failure of title or otherwise.

      "Cash Flow" shall mean, with respect to any period, (i) all cash received by the Company from any source or withdrawn from reserves during such period (as determined by the Members) minus (ii) the sum of (x) any increase in working capital, (y) additions to reserves made during such period (as reasonably determined by the Members), and (z) operating expenses, capital expenditures, debt service (including on Member loans) and other cash expenditures of the Company, including but not limited to the Construction Fee, the New York State Return and the Horsemen Return, but excluding the Management Fee.

      "Casino Development Fee" shall mean an amount equal to five percent (5%) of all development costs incurred in connection with the development of any racing and gaming facilities located at the Concord Property.

      "Cause" shall mean fraud or willful gross misconduct or a willful breach of a material obligation, representation or warranty of a Member under this Agreement unless cured within thirty (30) days of notice thereof.

      "Certificate" shall mean the Certificate of Formation of the Company.

      "Closing Date" shall have the meaning set forth in the Formation
Agreement.

      "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, and any successor statutory provisions.

      "Company" shall mean Concord Empire LLC, a New York limited liability company.

      "Company Minimum Gain" shall mean the amount determined in accordance with Regulations Section 1.704-2(d) by (a) computing with respect to each Nonrecourse Liability of the Company the amount of income or gain, if any, that would be realized by the Company if it disposed of the property securing such Nonrecourse Liability in full satisfaction thereof, and (b) aggregating all separate amounts so computed.

      "Concord" shall mean Concord Associates, L.P., a New York limited partnership having an office at c/o Cappelli Enterprises, Inc., 115 Stevens Avenue, Valhalla, New York 10595.

      "Concord Cash Equity Preferred Return" shall mean a cumulative (non-compounded) return equal to twelve percent (12%) per annum, based on the aggregate Additional Capital Contributions, less the amount of any distribution made to Concord pursuant to Section 6.2(g) of this Agreement, commencing on the Effective Date.

      "Concord First Returns" shall have the meaning set forth in Section 7.1(a)(I)(iii) of this Agreement.

      "Concord Management Responsibilities" shall mean any and all actions reasonably related to or done in connection with the development of the Concord Property pursuant to the Development Plan, including but not limited to (i) retaining all contractors, engineers, architects and other professionals, (ii) overseeing all construction, (iii) obtaining any and all financing from third party lenders on commercially reasonable terms and conditions, (iv) obtaining any and all building permits, certificates of occupancy, site plans, floor plans and any and all other licenses, permits and governmental approvals and authorizations, (v) approving any site plans or other design drawings produced in connection therewith, (vi) obtaining any necessary environmental approvals in connection with the development of the Concord Property and (vii) managing the development and construction of the Concord Property on a day to day basis, each of the foregoing as may be deemed necessary or desirable by Concord in consultation with Empire; provided, that any changes to any of (a) the number of rooms or units contained in the hotel, (b) the number of square feet contained in the convention center, (c) the inclusion of a Class II or Class III gaming facility substantially similar to the Class II gaming facility described in the Site Plan, and (d) the inclusion of a harness racetrack in the Project, each as set forth in the Development Plan, shall be made by Concord with the consent of Empire. Notwithstanding the foregoing, Concord shall, in consultation with Empire, make any and all decisions with respect to (I) the overall design of the improvements to be made on the Concord Property, including but not limited to the placement of any such improvements on the Concord Property, and (II) any and all other details with respect to the design, development and/or construction of the Concord Property that are not mentioned in clauses (a) through (d) above and that are reasonably related to or done in connection with the development of the Concord Property pursuant to the Development Plan.

      "Concord Preferred Return" shall mean the meaning set forth in Section 7.1(a)(I)(iv).

      "Concord Property" shall mean the land located in Kiamesha Lake, New York and described on Exhibit C attached hereto and made a part hereof, commonly known as the Concord Hotel and Resort, consisting of approximately 160 acres, together with all Governmental Approvals obtained by Concord prior to the Effective Date, but excluding the Brownfield Tax Credits held by Concord in connection with such land.

      "Concord Real Property Preferred Return" shall mean a cumulative (non-compounded) return equal to eight percent (8%) per annum, based on the aggregate Initial Capital Contribution less the amount of any distribution made to Concord pursuant to Sections 6.2(i) or 6.4 of this Agreement, made by Concord to the Company, commencing on the Effective Date.

      "Concord Reimbursement Contribution" shall have the meaning set forth in
Section 5.2(d) of this Agreement.

      "Construction Contract" shall have the meaning set forth in the Formation Agreement.

      "Construction Fee" shall mean, a fee payable to George A. Fuller Company or its Affiliate in consideration for acting as the general contractor with respect to the development of the Concord Property in an amount equal to a market rate for a project of this type and magnitude (which the parties anticipate will be five percent (5%)) on the aggregate costs of all labor, materials, equipment, fixtures and furnishings incurred in connection with the construction and development of the Concord Property.

      "Contributing Member" shall have the meaning set forth in Section 5.4(a).

      "Credit Facility" shall have the meaning set forth in Section 14.2(e) of the Formation Agreement.

      "Credit Facility Assignment" shall mean the assignment by Empire of that the Credit Facility to the Company, and the Company's assumption of such Credit Facility.

      "Demand Notice" shall have the meaning set forth in Section 12.16(b).

      "Deposit" shall have the meaning set forth in Section 8.4(b)(i).

      "Depreciation" shall mean, for each Fiscal Year or part thereof, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such Fiscal Year or part thereof, except that if the Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year, the depreciation, amortization or other cost recovery deduction for such Fiscal Year or part thereof shall be an amount which bears the same ratio to such Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such Fiscal Year or part thereof bears to such adjusted tax basis. If such asset has a zero adjusted tax basis, the depreciation, amortization or other cost recovery deduction for each Fiscal Year shall be determined under a method selected by the Members.

      "Development Fee" shall mean an amount equal to five percent (5%) of all development costs incurred in connection with the development of the Concord Property, but excluding all amounts payable as the Casino Development Fee.

      "Development Plan" shall mean the plan to develop and construct on the Concord Property at least all of the following improvements: (i) a hotel containing 500 rooms or units, (ii) a convention center containing two-hundred thousand (200,000) square feet, (iii) a Class II or Class III gaming facility (items (i)-(iii) substantially similar to those described in the Site Plan), and
(iv) a harness racetrack (substantially similar to that presently existing at the Monticello Raceway), and may include other improvements, including, without limitation, residential and retail facilities, together with parking sufficient to support the foregoing.

      "Dispute" shall have the meaning set forth in Section 12.16.

      "Effective Date" shall mean [_____], 2008, which shall be the Closing Date pursuant to the terms and conditions of the Formation Agreement.

      "Election Notice" shall have the meaning set forth in Section 8.4(a).

      "Empire" shall mean Empire Resorts, Inc., a Delaware Corporation having an office at 701 North Green Valley Parkway, Suite 200, Henderson, Nevada 89074.

      "Empire Cash Equity Preferred Return" shall mean a cumulative (non-compounded) return equal to twelve percent (12%) per annum, based on the aggregate Additional Capital Contributions, less the amount of any distribution made to Empire pursuant to Section 6.2(g) of this Agreement commencing on the Effective Date.

      "Empire First Returns" shall have the meaning set forth in Section 7.1(a)(I)(iii) of this Agreement.

      "Empire License" shall mean certain licenses owned by Empire and its wholly-owned subsidiary, Monticello Raceway Management, Inc., a New York corporation, pertaining to Empire's ownership and operating of a harness racing facility and a video gaming machine facility, such licenses currently enabling Empire to operate a harness racing facility and video gaming machine facility in Monticello, New York known as the Monticello Gaming and Raceway facility.

      "Empire Management Responsibilities" shall mean any and all actions reasonably related to or done in connection with (i) the management and operation of the Concord Property as a racing and gaming facility and the maintenance of any and all racing and gaming licenses, (ii) the management and operation of any hotel existing at or constructed upon the Concord Property,
(iii) the selection of the manager (which may be Empire itself) of any hotel located at the Concord Property and (iv) the day to day operation and management of the hotel and gaming facility components of the Project. In addition, Empire shall undertake any and all necessary and/or desirable actions in connection with (a) obtaining any Governmental Approval necessary in connection with the relocation of the harness racetrack and the video gaming machine facility from certain real property owned by Empire and located in Monticello, New York and known as the Monticello Gaming and Raceway facility to the Concord Property and
(b) obtaining any consents, approvals or authorizations with respect to the transfer of the Empire License to the Company.

      "Empire Operations" shall mean the video gaming machine and racing businesses owned by Empire in Monticello, New York known as the Monticello Gaming and Raceway facility, including but not limited to the Empire Licenses, the employees currently employed by Empire and customer lists and marketing materials used by Empire in connection with the ownership and the operation of such business.

      "Empire Operations Preferred Return" shall mean a cumulative (non-compounded) return equal to eight percent (8%) per annum, based on the fair market value of the Empire Operations contributed by Empire to the Company, less the amount of any distribution made to Empire pursuant to Sections 6.2(i) or 6.4 of this Agreement, commencing on the Effective Date.

      "Empire Property" shall mean the approximately 200 acres of land located in Monticello, New York, and all buildings, structures and other improvements thereon, and commonly known as the Monticello Raceway, but excluding the Land in Trust Property.

      "Empire Preferred Return" shall mean the meaning set forth in Section 7.1(a)(I)(iv).

      "Empire Reimbursement Contribution" shall have the meaning set forth in
Section 5.2(c) of this Agreement.

      "Fiscal Year" shall mean the taxable year of the Company, which initially shall be the calendar year.

      "FMV Amount" shall have the meaning set forth in Section 8.4(a).

      "Formation Agreement" shall mean the Agreement to Form Limited Liability Company and Contribution Agreement, dated as of February 8, 2008, between Concord and Empire.

      "Gaming Management Fee" shall mean an amount which would be charged at market rate by an independent third party or such other amount that may be permitted under the terms of any qualified management agreement to which the Company shall at any time be a party.

      "Governmental Approvals" shall mean any authorization, application, consent, approval, order, consent decree, license, franchise, lease, ruling, permit, tariff, rate, certification, exemption, filing or registration by or with any Governmental Entity.

      "Governmental Entity" shall have the meaning ascribed to such term in the Formation Agreement.

      "Horsemen" shall mean the Monticello Harness Horsemen's Association.

      "Horsemen Return" shall mean an amount equal to eight and one-quarter percent (8.25%), or such other amount legislated, of the aggregate gross revenues generated by the video gaming machines located at any Class II gaming facility constructed on the Concord Property.

      "Hotel Management Fee" shall mean an amount equal to three percent (3%) of revenues generated by any hotel located at the Concord Property, plus five percent (5%) of the gross operating profit, as determined based on the audited financial statements of the Company.

      "Initial Capital Contribution" shall have the meaning set forth in Section 5.1(b).

      "Initiating Member" shall have the meaning set forth in Section 8.4(a).

      "Land in Trust Property" shall mean the approximately 29.31 acres of land allotted for a Class III casino.

      "Legislation" shall mean any legislation passed by the State of New York that increases the current statutory distribution of gross revenues from video gaming machine operations provided to Empire from 32% of the first $50.0 million in gross revenues to 40% of the first $50.0 million in gross revenues or such greater percentage as may be determined by the State of New York.

      "Lenders" shall have the meaning set forth in Section 3.2.

      "Liquidating Trustee" shall have the meaning set forth in Section 10.2(a).

      "Major Decisions" shall have the meaning set forth in Section 4.5(c).

      "Management Fee" shall mean the sum of the Development Fee, the Hotel Management Fee and the Gaming Management Fee, the Casino Development Fee and any other fees which the Company is entitled to receive.

      "Member Nonrecourse Debt" shall mean debt of the Company determined in accordance with the principles of Regulations Section 1.704-2(b)(4).

      "Member Nonrecourse Deductions" shall mean any and all items of loss, deduction or expenditure (including such items described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Regulations Section 1.704-2(i)(2), are attributable to a Member Nonrecourse Debt.

      "Members" shall mean each of Concord and Empire, and any other Person that hereafter is admitted as a Member pursuant to Article VIII hereof.

      "Membership Interest" shall mean a Member's entire interest in the Company including the Member's right to share in the Profits and Losses and distributions of the Company, and the Member's right to vote or consent to, or otherwise participate in, any decision or action of or by the Members granted pursuant to this Agreement or the Act. The current percentage Membership Interests of the Members of the Company are set forth on Exhibit E attached hereto. Exhibit E shall be amended by the Members from time to time to reflect changes in the percentage Membership Interests as set forth herein including changes resulting from issuances, redemptions, purchases and sales of Membership Interests in the Company pursuant to the terms of this Agreement.

      "Minimum Gain Attributable to Member Nonrecourse Debt" shall mean that amount determined in accordance with the principles of Regulations Sections 1.704-2(i)(3), (4) and (5).

      "New York State Return" shall mean an amount equal to approximately seventy percent (70%), or such other percentage that shall be agreed to by the State of New York from time to time, of the aggregate gross revenues generated by the video gaming machines located at any Class II gaming facility constructed on the Concord Property.

      "Non-Contributing Member" shall have the meaning set forth in Section 5.4(a).

      "Nonrecourse Deductions" shall mean that amount determined in accordance with Regulations Section 1.704-2(b)(1).

      "Nonrecourse Liability" shall mean any liability of the Company treated as a nonrecourse liability under Regulations Section 1.704-2(b)(3).

      "Payment Amount" shall have the meaning set forth in Section 8.4(b)(i).

      "Person" shall mean any individual, partnership, limited liability company, corporation, trust or other entity.

      "Pre-Construction Expenses" shall mean any and all expenses incurred by Concord, in Concord's sole and reasonable discretion, but in consultation with Empire, between February 8, 2008 and the Effective Date, that are reasonably related to the development of the Concord Property pursuant to the Development Plan.

      "Pre-Construction Expense Return" shall mean either (i) if any Pre-Construction Expense was financed by a third-party lender, the cost of capital payable by Concord or any of Concord's affiliates to such third-party lender (including any and all interest and fees payable by Concord or its affiliates to such third-party lender) based on the aggregate amount of Pre-Construction Expenses funded by such third-party lender, less the amount of any distribution made to Concord pursuant to Section 6.2(g) of this Agreement as a reimbursement of any such Pre-Construction Expense or (ii) if financing from a third-party lender was not available on commercially reasonable terms (taking into account the interest rate, fees, and other lender requirements), a cumulative (non-compounded) return equal to twelve percent (12%) per annum, based on the aggregate amount of Pre-Construction Expenses incurred by Concord and not funded by any third-party lender, less the amount of any distribution made to Concord pursuant to Section 6.2(g) of this Agreement as a reimbursement of any such Pre-Construction Expense.

      "Priority Member Loan" means, with respect to the Contributing Member, any advance made by the Contributing Member and designated or characterized by the Contributing Member as a Priority Member Loan pursuant to Section 5.4(a) hereof, and constituting the Non-Contributing Member's share of such amount advanced by the Contributing Member pursuant to Section 5.4(a) hereof.

      "Priority Member Loan Return" means a cumulative return, calculated in the same manner as interest at a rate of fifteen percent (15%) per annum.

      "Profits and Losses" shall mean, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such Fiscal Year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

            (a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses shall be added to such taxable income or loss;

            (b) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses, shall be subtracted from such taxable income or loss;

            (c) In the event the Asset Value of any Company asset is adjusted pursuant to clause (b) or clause (d) of the definition thereof, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits and Losses;

            (d) Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Asset Value;

            (e) In lieu of depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period;

            (f) To the extent an adjustment to any adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's Membership Interest in the Company, the amount of the adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the assets) from the disposition of the asset and shall be taken into account for purposes of computing Profits and Losses; and

            (g) Any items that are specially allocated pursuant to Section 7.1(c) shall not be taken into account in computing Profits and Losses.

      "Project" shall mean the "project" designated as such by Concord in the Development Plan.

      "Property" shall mean the Concord Property.

      "Regulations" shall mean any and all temporary and final regulations promulgated under the Code, as amended from time to time (including corresponding provisions of succeeding regulations).

      "Regulatory Allocations" shall have the meaning set forth in Section 7.1(c)(vii).

      "Reimbursement Amount" shall have the meaning set forth in Section 6.1(b) of this Agreement.

      "Selling Member" shall have the meaning set forth in Section 8.4(a).

      "Site Plan" shall mean the meaning set forth in the Formation Agreement.

      "Stabilization" shall mean that the hotel, convention center and Class II or Class III gaming facility have been operating for three (3) full calendar years.

      "State Agreement" shall mean one or more agreements with the State of New York pursuant to which the State of New York or any of its political subdivisions or any agency thereof shall agree to provide financing to the Company in connection with the Company's proposed development of the Concord Property and consistent with the scope of such proposed development pursuant to the Development Plan.

      "Total Concord Cash Return" shall mean the meaning set forth in Section 7.1(a)(I)(v).

      "Total Concord Return" shall mean the meaning set forth in Section 7.1(a)(I)(vi).

      "Total Empire Cash Return" shall mean the meaning set forth in Section 7.1(a)(I)(v).

      "Total Empire Return" shall mean the meaning set forth in Section 7.1(a)(I)(vi).

      "Transfer" shall mean any, direct or indirect, sale, assignment, gift, hypothecation, pledge or other disposition, whether voluntary or by operation of law, of a Membership Interest or any portion thereof; provided, that any pledge, assignment or hypothecation of Membership Interests to any third-party lending institution pursuant to the terms of this Agreement and in connection with any primary, secondary or mezzanine financing or refinancing of the Project and/or the operations of the Company shall not constitute a Transfer pursuant to the terms of this Agreement.

      "Transferring Member" shall mean a Member who Transfers its Membership Interest.

      "Tribe" shall mean the St. Regis Mohawk Tribe.

      1.2 Generic Terms. Unless the context clearly indicates otherwise, where appropriate the singular shall include the plural and the masculine shall include the feminine or neuter, and vice versa, to the extent necessary to give the terms defined in this Article I and the terms otherwise used in this Agreement their proper meanings. Article, Section, Subsection, paragraph, clause, Schedule and Exhibit references are to this Agreement unless otherwise specified.

                                   ARTICLE II
                             ORGANIZATIONAL MATTERS

      2.1 Formation; Continuation. The Company has been formed and shall continue to exist for the limited purposes described herein and shall be governed by and operated in accordance with the Act. The Members shall execute and make all filings required by the Act or other applicable law with respect to the continuation and operation of the Company after the Effective Date.

      2.2 Name. The name of the Company is "Concord Empire LLC" and all Company business shall be conducted under that name or such other names that comply with applicable law as the Members may select from time to time.

      2.3 Principal Place of Business. The principal place of business of the Company shall be located at 115 Stevens Avenue, Valhalla, New York 10595. The Company may change its principal place of business or have such other offices as the Members may designate from time to time.

      2.4 Registered Office. The address of the registered office of the Company in the State of New York is c/o Cappelli Enterprises, Inc., 115 Stevens Avenue, Valhalla, New York 10595, or at such other location (which need not be a place of business of the Company) as the Members may designate from time to time.

      2.5 Term. The term of the Company shall commence upon the filing of the Certificate and shall continue until dissolved in accordance with Article X of this Agreement or the Act.

      2.6 Taxation. No Member shall file any tax report or return, or take any other action (including filing or causing to be filed an election under Regulations Section 301.7701-3), that would cause the Company to be treated as an association taxable as a corporation for any federal, state or local income tax purposes.

      2.7 No State Law Partnership. The Members intend that the Company shall not be a partnership (including, without limitation, a limited partnership) or a joint venture, and that as a result of participating as a Member hereunder, no Member shall be treated as a partner or joint venturer of any other Member, for any purpose other than federal, state and local income tax purposes, and the provisions of this Agreement shall not be construed otherwise.

                                   ARTICLE III
                             BUSINESS OF THE COMPANY

      3.1 Purpose. The business of the Company shall be to: (a) finance, own, manage, lease, operate, dispose of and otherwise use and enjoy the Concord Property, (b) develop the Concord Property pursuant to the Development Plan, and to obtain all financing that is necessary or advisable in connection therewith,
(c) maximize the value of the Empire Licenses and (d) engage in any and all activities reasonably related to or incidental to the foregoing.

      3.2 Payment of Fees. Pursuant to Section 4.5 of this Agreement, Concord shall perform the Concord Management Responsibilities, and, in connection therewith, shall be entitled to receive certain distributions pursuant to
Section 6.1(e) and 6.2(e) of this Agreement. Pursuant to Section 4.5 of this Agreement, Empire shall perform the Empire Management Responsibilities, and, in connection therewith, shall be entitled to receive certain distributions pursuant to Section 6.1(e) and 6.2(e) of this Agreement. The Company shall pay each of the aforementioned fees pursuant to Sections 6.1 and 6.2 of this Agreement. Notwithstanding the foregoing, George A. Fuller Company or its Affiliate shall act as the general contractor with respect to the development of the Concord Property and, in connection therewith, shall be entitled to receive the Construction Fee, such fee to be paid to George A. Fuller Company or its designee prior to any distribution of Cash Flow pursuant to Sections 6.1 and 6.2 of this Agreement as expenses are incurred. In connection therewith, George A. Fuller Company or its Affiliate shall provide any institutional lender that shall provide financing in connection with the development of the Concord Property or the holders of any bonds issued in connection with the financing of the development of the Concord Property (collectively, the "Lenders") and the Company with payment and performance bonds reasonably satisfactory in form and substance to each of the Lenders and the Company.

                                   ARTICLE IV
                 MEMBERS, MEETINGS OF THE MEMBERS AND MANAGEMENT

      4.1 Members. The Members of the Company are listed on Exhibit B attached hereto, each of which has executed this Agreement as of the date hereof and is admitted to the Company as a Member.

      4.2 Additional Members. No Person shall be admitted to the Company as an additional or substitute Member without the written consent of those Persons who are then Members and as otherwise provided herein.

      4.3 Meetings. Meetings of Members may be held at the principal place of business of the Company or such place or places, within or outside the State of New York, as shall be determined by a majority of the Membership Interests and stated in the notice thereof. Notice of the time, date, place and purpose of meeting shall be given to each Member by the Member(s) calling the meeting by personal delivery, telephone or fax sent to the address of each Member set forth in Exhibit B at least five Business Days in advance of the meeting; provided, however, no notice need be given to a Member who waives notice before or after the meeting or who attends the meeting without protesting at or before its commencement the inadequacy of notice to such Member. Members of the Company may participate in a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

            (a) Record Date. For the purpose of determining the Members entitled to notice of or to vote at any meeting of Members or any adjournment of such meeting, or Members entitled to receive payment of any distribution pursuant to Article 6 of this Agreement, or to make a determination of Members for any other purpose, the date on which notice of the meeting is mailed or the date on which the resolution declaring Distribution is adopted, as the case may be, shall be the record date for making such a determination. When a determination of Members entitled to vote at any meeting of Members has been made pursuant to this Section, the determination shall apply to any adjournment of the meeting.

            (b) Quorum. Members holding not less than a majority of all Membership Interests, represented in person or by proxy, shall constitute a quorum at any meeting of Members. In the absence of a quorum at any meeting of Members, a majority of the Membership Interests so represented may adjourn the meeting from time to time for a period not to exceed sixty days without further notice. However, if the adjournment is for more than sixty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at such meeting. At an adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed. The Members present at a meeting may continue to transact business until adjournment, notwithstanding the withdrawal during the meeting of Membership Interests whose absence results in less than a quorum being present.

      4.4 Action by Members Without a Meeting. Whenever the Members of the Company are required or permitted to take any action by vote, such action may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the Members who hold the voting interests having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the Members entitled to vote therein were present and voted. Such consent and/or consents shall be delivered to the office of the Company at its principal place of business. Delivery made to the office of the Company shall be by hand or by certified or registered mail, return receipt requested. Prompt notice of the taking of the action without a meeting by less than unanimous written consent shall be given to each Member who has not consented in writing but who would have been entitled to vote thereon had such action been taken at a meeting.

      4.5 Action by the Members. Except as otherwise set forth in this Agreement, all action to be taken by the Members shall be taken at a meeting of the Members by vote of a majority-in-interest of the Members. Notwithstanding the foregoing, (i) Concord shall have full power and authority to do all things and to perform all acts reasonably necessary or advisable, and to act for and bind the Company, with respect to the Concord Management Responsibilities, and in connection therewith, to receive the certain distributions pursuant to
Section 6.1(e) and 6.2(e) of this Agreement and (ii) Empire shall have full power and authority to do all things and to perform all acts reasonably necessary or advisable, and to act for and bind the Company with respect to the Empire Management Responsibilities, and in connection therewith, to receive certain distributions pursuant to Section 6.1(e) and 6.2(e) of this Agreement. Each of Concord and Empire will continue to possess the authority to perform the Concord Management Responsibilities and the Empire Management Responsibilities, respectively, unless such Member is removed by the other Member for Cause and, upon such removal, such other Member shall assume all rights and responsibilities to perform the Concord Management Responsibilities or the Empire Management Responsibilities, as applicable. The Members hereby agree that George A. Fuller Company or its Affiliate shall have full power and authority to act as the general contractor with respect to the development of the Concord Property and, in connection therewith, shall be entitled to receive the Construction Fee, payable pursuant to Section 3.2 of this Agreement.

            (a) Each of the Members recognizes that the other Member and its respective Affiliates have or may in the future have other business interests, activities and investments, some of which may be in conflict or competition with the business of the Company, and that the other Member and its respective Affiliates are entitled to carry on such other business interests, activities and investments, without any obligation to offer any interest in such activities to the Company or to the other Member.

            (b) Any Person dealing with the Company or any Member may, unless such Person has actual knowledge to the contrary, rely upon a certificate signed by the Members of the Company as to (i) the identity of any Member;
      (ii) any factual matters relevant to the affairs of the Company; (iii) the Persons who are authorized to execute and deliver any document on behalf of the Company; or (iv) any action taken or omitted by the Company or any Member.

            (c) Notwithstanding the foregoing, the Members agree that the unanimous consent of the Members shall be required with respect to the following (the "Major Decisions"):

                  (i) any amendment, modification or supplement to this
            Agreement;

                  (ii) a change in the nature of the business of the Company;

                  (iii) selling or issuing any additional Membership Interests in the Company; provided, that any pledge, assignment or hypothecation of Membership Interests to any third-party lending institution in connection with any primary, secondary or mezzanine financing or refinancing of the Project and/or the operations of the Company shall not constitute a sale of Membership Interests hereunder;

                  (iv) engaging in mergers or consolidations or the sale of the assets of the Company (including without limitation the sale of the Property or any substantial part thereof) outside of the ordinary course of its business, except as otherwise provided in Section 8.4;

                  (v) acquiring any real property in addition to the Concord
            Property;

                  (vi) instituting a legal suit on behalf of or in the name of the Company or settling any claims against the Company made by third parties;

                  (vii) consenting to any assessment or statement of audit
            charges proposed by the Internal Revenue Service of any state or local authority which would result in the altering of any amount entered on a tax return of the Company more than $25,000.00;

                  (viii) determining to dissolve the Company pursuant to Section
            10.1;

                  (ix) causing the Company to commence a proceeding seeking any decree, relief, order or appointment in respect to the Company under the federal bankruptcy laws, as now or hereafter constituted, or under any other federal or state bankruptcy, insolvency or similar law, or the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the Company or for any substantial part of the Company's business or property, or to cause the Company to consent to any such decree, relief, order or appointment initiated by any Person other than the Company;

                  (x) after the completion of the Project and the issuance of a temporary certificate of occupancy to the Company in connection with each of the improvements constructed on the Concord Property pursuant to the Development Plan, and only in the event that the balance of Concord's Capital Account equals the balance of Empire's Capital Account, either at the time of entering into such financing agreement or as a result of such financing agreement, determining to enter into any agreement with a third-party lending institution in connection with any primary, secondary or mezzanine financing or refinancing of the Project and/or the operations of the Company;

                  (xi) causing the Company to retain a third party, such as
            Marriott or Starwood, to manage any hotel located at the Concord Property and determining the fee that shall be paid to such third party manager;

                  (xii) the approval of the Construction Contract; or

                  (xiii) the approval of any annual budget of the Company and the approval of any press release issued by the Company.

      4.6 Prior to the completion of the Project and the issuance of a temporary certificate of occupancy to the Company in connection with each of the improvements constructed on the Concord Property pursuant to the Development Plan, Concord shall, in consultation with Empire, have full power and authority to do all things and to perform all acts reasonably necessary or advisable, and to act for and bind the Company, with respect to the day to day operation and management of the Company; provided, that none of the Concord Management Responsibilities, the Empire Management Responsibilities or the Major Decisions shall be included in Concord's general management responsibilities pursuant to this Section 4.6; provided, further, that notwithstanding the foregoing, Empire and Concord shall jointly select any auditor of the Company's financial books and records, which auditor shall conduct an annual audit of the Company. After the completion of the Project and the issuance of a temporary certificate of occupancy to the Company in connection with each of the improvements constructed on the Concord Property pursuant to the Development Plan, all decisions with respect to the day to day operation and management of the Company shall be jointly made by Empire and Concord, or by one or more employees and/or committees jointly appointed by Empire and Concord to perform all acts reasonably necessary or advisable, and to act for and bind the Company, with respect to the day to day operation and management of the Company; provided, that none of the Concord Management Responsibilities, the Empire Management Responsibilities or the Major Decisions shall be included in such general management responsibilities pursuant to this Section 4.6. Notwithstanding the foregoing, after the completion of the Project and the issuance of a temporary certificate of occupancy to the Company in connection with each of the improvements constructed on the Concord Property pursuant to the Development Plan, and only in the event that the balance of Concord's Capital Account does not equal the balance of Empire's Capital Account, the Member with the highest positive Capital Account balance, in consultation with the other Member, shall make all decisions with respect to entering into any primary, secondary or mezzanine financing or refinancing of the Project and/or the operations of the Company with any third-party lending institution. Notwithstanding anything to the contrary contained in this Agreement, the Company shall prepare an annual budget each year, such annual budget to be approved by the Members in accordance with Section 4.5(c)(xiii) of this Agreement.

      4.7 Limitation of Liability; Indemnification.

            (a) No Member, or any Affiliate, agent, officer, partner, employee, member, representative, director or shareholder of any Member shall be liable, responsible or accountable in damages or otherwise to the Company or any Member for (i) any act performed in good faith within the scope of the authority conferred by this Agreement, (ii) any failure or refusal to perform any acts except those required by the terms of this Agreement, or
      (iii) any performance or omission to perform any acts in reliance in good faith on the advice of independent accountants or legal counsel for the Company.

            (b) Except as otherwise expressly provided in the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member shall be obligated personally for any such debt, obligation or liability of the Company, solely by reason of being a Member of the Company.

            (c) The Company shall, to the fullest extent permitted by applicable law, using solely the Company's assets, indemnify, defend and hold harmless each Member against any losses, claims, damages or liabilities to which such Member may become subject in connection with any matter arising out of or incidental to any act performed or omitted to be performed by any such Member in connection with this Agreement or the Company's business or affairs; provided, however, that such act or omission (i) was taken in good faith, was reasonably believed by the applicable Member to be in the best interest of the Company and was within the scope of authority granted to such Member, (ii) was not attributable in whole or in part to such Member's breach of this Agreement or a knowing violation of law, in either case which has a material adverse effect upon the value of, or causes material damage to, the Company or the Property, and (iii) was not attributable in whole or in part to such Member's fraud, willful misconduct or gross negligence.

            (d) The Members and the Company agree that the duties and obligations imposed on the Members as such shall be those set forth in this Agreement, which is intended to govern the relationship among the Company and the Members, notwithstanding any provision of the Act, fiduciary duties or common law to the contrary.

            (e) The provisions of this Section 4.7 shall survive the termination or expiration of this Agreement.

      4.8 Expenses. Except for any costs to be borne by any third party under any agreement with the Company, the Company shall be responsible for paying, and shall pay, all direct costs and expenses related to the business of the Company, including but not limited to any real property transfer taxes associated with the transfer of the Concord Property to the Company. Notwithstanding the foregoing, Concord shall pay for all expenses with respect to (i) curing any violations on the Concord Property and (ii) any environmental remediation on the Concord Property. With respect to any environmental remediation that shall be incurred pursuant to a Brownfield Agreement to be entered into with the New York State Department of Environmental Conservation, Concord shall be entitled to retain all Brownfield Tax Credits earned in connection with such environmental remediation.

                                   ARTICLE V
                             CONTRIBUTIONS/FINANCING

      5.1 Initial Capital Contributions and Capital Accounts. (a) On the Effective Date of this Agreement, Concord shall contribute the Concord Property to the Company and Empire shall contribute the Empire Operations to the Company. The Asset Value of the Concord Property and the Asset Value of the Empire Operations shall be determined based upon one or more third-party valuations of the fair market value of such asset at the time of contribution obtained by the parties pursuant to the Appraisal Process, such Appraisal Process to be done at the cost and expense of the Company and conducted by independent appraisers who shall be members of a nationally accredited association of appraisers, each with at least ten (10) years experience in the valuation of assets similar to the Concord Property and the Empire Operations, respectively.

            (b) The Asset Value of the Concord Property, as adjusted pursuant to
      Section 5.1(a), shall constitute the initial contribution of capital (an "Initial Capital Contribution") of Concord to the Company, and such value shall be set forth in Exhibit B attached hereto and credited to Concord's Capital Account. In addition, the aggregate amount of the Pre-Construction Expenses incurred by Concord in connection with the development of the Concord Property pursuant to the Development Plan shall constitute an Additional Capital Contribution of Concord to the Company, and such amount shall be set forth in Exhibit B attached hereto and credited to Concord's Capital Account. The Asset Value of the Empire Operations, as adjusted pursuant to Section 5.1(a), shall constitute the Initial Capital Contribution of Empire to the Company, and such value shall be set forth in Exhibit B attached hereto and credited to Empire's Capital Account.

            (c) Notwithstanding the foregoing, it is understood between Concord and Empire that Concord owns one or more parcels of land adjoining the Concord Property that shall not be contributed to the Company, and that such parcels are improved with two golf courses, the International Golf Course and the Monster Golf Course. The Company shall have the right to access the International Golf Course for use by hotel guests who will receive preferential treatment with respect to the assignment of tee times and who will be charged a rate no greater than the most favorable then-current market rate charged by Concord or its successors for any use thereof and shall have such other use of such facility as Concord or its successors shall determine is reasonable under the circumstances. The Company shall have the right to access the Monster Golf Course for use by hotel guests who will be charged a rate by Concord or its successors no greater than the most favorable then-current market rate charged by Concord or its successors for any use thereof and shall have such other use of such facility as Concord shall determine is reasonable under the circumstances.

      5.2 Additional Capital Contributions. Any additional contribution of capital to the Company (an "Additional Capital Contribution") shall be made as follows:

            (a) No Member shall be required or permitted to make any Additional Capital Contributions to the Company unless such Additional Capital Contribution shall be authorized by a majority-in-interest of the Members. If any such Additional Capital Contribution is so authorized, each Member shall, within thirty (30) Business Days after the effective date of such authorization, contribute the amount of the total requested Additional Capital Contributions multiplied by its respective percentage Membership Interest. All Additional Capital Contributions requested pursuant to this
      Section 5.2(a) shall be made by wire transfer of funds to the Company account designated by the Members. Each Additional Capital Contribution made by any Member to the Company shall be set forth in the books and records of the Company and credited to such Member's Capital Account

            (b) Notwithstanding the foregoing Section 5.2(a), prior to the completion of the Project and the issuance of a temporary certificate of occupancy to the Company in connection with each of the improvements constructed on the Concord Property pursuant to the Development Plan, if Concord determines, in its sole and reasonable judgment, that the Company shall require additional capital in order to fund any development and/or construction cost associated with the development of the Concord Property pursuant to the Development Plan, then Concord shall be permitted to unilaterally request, without the consent of Empire, that an Additional Capital Contribution be made by the Members and, within thirty (30) Business Days after such request is made, each Member shall contribute the amount of the total requested Additional Capital Contributions multiplied by its respective percentage Membership Interest by wire transfer of funds to the Company account designated by Concord; provided, that prior to calling for any Additional Capital Contribution pursuant to this Section 5.2(b), Concord shall use its best efforts to obtain financing from a third-party lender on commercially reasonable terms (taking into account the interest rate, fees, and other lender requirements) to fund such development and/or construction costs associated with the development of the Concord Property pursuant to the Development Plan.

            (c) Notwithstanding anything to the contrary contained in this Agreement, at the end of each calendar year, the Company shall cause Empire's Capital Account to either be (I) credited in the amount of the difference between (a) the Reimbursement Amount (or, in the case of a partial year, the applicable percentage of the Reimbursement Amount) and
      (b) the sum received by Empire pursuant to Sections 6.1(b) and 6.2(b) of this Agreement during such calendar year (such difference, the "Empire Reimbursement Contribution"), provided that such difference is a positive number, or (II) debited in the amount of the Empire Reimbursement Contribution, provided that such difference is a negative number. Any amount so credited shall be treated as an Additional Capital Contribution made by Empire to the Company pursuant to the terms of this Agreement and any amount so debited shall reduce the aggregate amount of Additional Capital Contributions that are deemed to have been made by Empire to the Company. All amounts that shall be credited to Empire's Capital Account pursuant to this Section 5.2(c) shall be deemed to be an Additional Capital Contribution made by Empire to the Company that shall earn the Empire Cash Equity Preferred Return.

            (d) Notwithstanding anything to the contrary contained in this Agreement, at the end of each calendar year, the Company shall cause Concord's Capital Account to either be (I) credited in the amount of the difference between (a) the Reimbursement Amount (or, in the case of a partial year, the applicable percentage of the Reimbursement Amount) and
      (b) the sum received by Concord pursuant to Sections 6.1(c) and 6.2(c) of this Agreement during such calendar year (such difference, the "Concord Reimbursement Contribution"), provided that such difference is a positive number, or (II) debited in the amount of the Concord Reimbursement Contribution, provided that such difference is a negative number. Any amount so credited shall be treated as an Additional Capital Contribution made by Concord to the Company pursuant to the terms of this Agreement and any amount so debited shall reduce the aggregate amount of Additional Capital Contributions that are deemed to have been made by Concord to the Company. All amounts that shall be credited to Concord's Capital Account pursuant to this Section 5.2(d) shall be deemed to be an Additional Capital Contribution made by Concord to the Company that shall earn the Concord Cash Equity Preferred Return.

      5.3 Time When Capital Contribution to be Returned. No time is agreed upon as to when the Capital Contributions of the Members are to be returned. The Members shall not have the right to demand return of their Capital Contributions nor shall the Members have the right to demand and receive property other than cash in return for their Capital Contributions.

      5.4 Capital Contributions and Remedies.

            (a) If any Member (a "Non-Contributing Member") fails to timely make all or any portion of any Capital Contribution (or any portion thereof) required pursuant to Sections 5.2(a) or 5.2(b) hereof within the time period required by such Section, and the other Member (the "Contributing Member") has made its pro rata share of such Capital Contribution, if required, then the Contributing Member may, at its election:

                  (i) Advance the Non-Contributing Member's pro rata share of such required Capital Contribution, in which event the Capital Contribution made by the Contributing Member on behalf of the Non-Contributing Member in respect of the related request therefor (i.e., only the Non-Contributing Member's pro rata portion thereof) shall be designated as a Priority Member Loan entitled to a Priority Member Loan Return thereon (provided, however, such Priority Member Loan will be considered and treated as a loan to the Non-Contributing Member followed by a Capital Contribution by the Non-Contributing Member to the Company for federal income tax purposes); provided, however, that the Non-Contributing Member may at any time repay all or any portion of the Capital Contribution previously made by the Non-Contributing Member and the amount of the Capital Contribution previously designated as a Priority Member Loan shall be reduced accordingly; and

                  (ii) To the extent not repaid directly by any Non-Contributing
            Member within one hundred twenty (120) calendar days of the date on which it was advanced by the Contributing Member, the Priority Member Loan shall be repaid out of any subsequent distributions of Cash Flow made pursuant to this Agreement to which any Non-Contributing Member for whose account the Priority Member Loan was made would otherwise be entitled other than the Reimbursement Amount (but such distributions actually paid to the Contributing Member shall, nonetheless, constitute a distribution to any such Non-Contributing Member for purposes of this Agreement), and such payments shall be applied first to the payment of accrued but unpaid Priority Member Loan Returns and then to the payment of the outstanding principal, until the Priority Member Loan is repaid in full.

            (b) Each Member acknowledges and agrees that the other Member would not be entering into this Agreement were it not for (i) the Members agreeing to make the Capital Contributions provided for in Sections 5.1 and 5.2 of this Agreement, and (ii) the remedy provisions above in this
      Section 5.4. Each Member acknowledges and agrees that in the event a Member fails to make its Capital Contributions pursuant to this Agreement, the other Member will suffer substantial damages and the remedy provisions set forth above are fair, just and equitable in all respects and administratively superior to any other method for determining such damages.

      5.5 Member Loans. A Member may make loans to the Company in such amounts and upon such commercially reasonable terms and conditions authorized by the Members. Any loan made by a Member shall not be treated as a Capital Contribution for any purpose under this Agreement, nor shall any such loan entitle a Member to any increase in its share of the Profits and Losses or distributions of the Company. Any loan from a Member shall be repayable on commercially reasonable terms and conditions agreed to by the Members and shall bear interest at a commercially reasonable rate as determined in the reasonable discretion of the Members.

                                   ARTICLE VI
                                  DISTRIBUTIONS

      6.1 Cash Flow. Subject to Section 10.2, at such times as they shall determine (but in no event less than monthly), the Members shall distribute Cash Flow (to the extent and if available) in the following manner and order of priority:

            (a) First, payments of interest and, if applicable, principal shall be made when due to any financial institution or governmental entity, as applicable, that has made any loan or financing available to the Company for the development of the Concord Property;

            (b) Second, to Empire until Empire has received distributions pursuant to this Section 6.1(b) in an aggregate amount of any previously unpaid portion of either (i) if the Legislation is not enacted by the State of New York, FOUR MILLION and 00/100 DOLLARS ($4,000,000.00) per annum or (ii) if the Legislation is enacted by the State of New York, EIGHT MILLION and 00/100 DOLLARS ($8,000,000.00) per annum (as applicable, either FOUR MILLION and 00/100 DOLLARS ($4,000,000.00) or EIGHT MILLION and 00/100 DOLLARS ($8,000,000.00) shall be referred to herein as the "Reimbursement Amount") or, in the case of a partial year, the applicable percentage of the Reimbursement Amount;

            (c) Third, distributions shall be made to Concord until Concord has received distributions pursuant to this Section 6.1(c) in an aggregate amount of any previously unpaid portion of the Reimbursement Amount or, in the case of a partial year, the applicable percentage of the Reimbursement Amount;

            (d) Fourth, in the event there are any Priority Member Loans outstanding at the time of the distribution or payment pursuant to this
      Section 6.1, distributions shall be made to the Contributing Member who advanced the Priority Member Loan to the Company in an amount equal to such Member's Priority Member Loan Return on, plus return of, Priority Member Loans (with payments made pursuant to this Section 6.1(d) deemed to be made first with respect to the Priority Member Loan Return and then with respect to the Capital Contributions attributable to the Priority Member Loan);

            (e) Fifth, pro rata distributions shall be made simultaneously to each of Concord and Empire until Concord has received distributions pursuant to this Section 6.1(e) in an amount equal to fifty percent (50%) of the aggregate amount of any previously unpaid portion of the Management Fee and Empire has received distributions pursuant to this Section 6.1(e) in an amount equal to fifty percent (50%) of the aggregate amount of any previously unpaid portion of the Management Fee.

            (f) Sixth, pro rata distributions shall be made simultaneously to each of Concord and Empire until Concord has received distributions pursuant to this Section 6.1(f) in an amount equal to any previously unpaid portion of the Concord Cash Equity Preferred Return plus any previously unpaid portion of the Pre-Construction Expense Return and Empire has received distributions pursuant to this Section 6.1(f) in an amount equal to any previously unpaid portion of the Empire Cash Equity Preferred Return;

            (g) Seventh, pro rata distributions shall be made simultaneously to each of Concord and Empire until Concord has received distributions pursuant to this Section 6.1(g) in an amount equal to any previously unpaid portion of the Concord Real Property Preferred Return and Empire has received distributions pursuant to this Section 6.1(g) in an amount equal to any previously unpaid portion of the Empire Operations Preferred Return;

            (h) Eighth, the balance shall be distributed to the Members pro rata in accordance with their Membership Interests.

      6.2 Distribution of Proceeds. Notwithstanding Section 6.1, proceeds received by the Company as a result of a Capital Event shall be distributed to the Members as promptly after the occurrence of the event giving rise thereto as the Members deem reasonably prudent. The distribution of such proceeds shall be as follows:

            (a) First, retire the debt of the Company due to any financial institution or governmental entity, as applicable, that has made any loan or financing available to the Company pertaining to any Project of the Company directly affected by such Capital Event, and set up any reserve which the Members deem reasonably necessary to provide for any contingent or unforeseen liabilities or obligations unforeseen of the Company in connection with such Capital Event; provided, however, that at the expiration of such period of time as the Members may deem advisable the balance of such reserve shall be distributed in the manner otherwise set forth herein in Section 6.2;

            (b) Second, to Empire until Empire has received distributions pursuant to this Section 6.2(b) in an aggregate amount of any previously unpaid portion of the Reimbursement Amount payable to Empire pursuant to
      Section 6.1(b) of this Agreement;

            (c) Third, distributions shall be made to Concord until Concord has received distributions pursuant to this Section 6.2(c) in an aggregate amount of any previously unpaid portion of the Reimbursement Amount payable to Concord pursuant to Section 6.1(c) of this Agreement;

            (d) Fourth, in the event there are any Priority Member Loans outstanding at the time of the distribution or payment pursuant to this
      Section 6.2, distributions shall be made to the Contributing Member who advanced the Priority Member Loan to the Company in an amount equal to such Member's Priority Member Loan Return on, plus return of, Priority Member Loans (with payments made pursuant to this Section 6.2(d) deemed to be made first with respect to the Priority Member Loan Return and then with respect to the Capital Contributions attributable to the Priority Member Loan);

            (e) Fifth, pro rata distributions shall be made simultaneously to each of Concord and Empire until Concord has received distributions pursuant to this Section 6.2(e) in an amount equal to fifty percent (50%) of the aggregate amount of any previously unpaid portion of the Management Fee and Empire has received distributions pursuant to this Section 6.2(e) in an amount equal to fifty percent (50%) of the aggregate amount of any previously unpaid portion of the Management Fee;

            (f) Sixth, pro rata distributions shall be made simultaneously to each of Concord and Empire until Concord has received distributions pursuant to this Section 6.2(f) in an amount equal to any previously unpaid portion of the Concord Cash Equity Preferred Return plus any previously unpaid portion of the Pre-Construction Expense Return and Empire has received distributions pursuant to this Section 6.2(f) in an amount equal to any previously unpaid portion of the Empire Cash Equity Preferred Return;

            (g) Seventh, pro rata distributions shall be made simultaneously to each of Concord and Empire until Concord has received distributions pursuant to this Section 6.2(g) in an amount equal to (i) the aggregate amount of any Pre-Construction Expenses less the amount of any distribution made to Concord pursuant to this Section 6.2(g) as a reimbursement of any such Pre-Construction Expense, if any plus (ii) its aggregate Additional Capital Contributions made by Concord to the Company in connection with any Project of the Company directly affected by such Capital Event less the amount of any distribution made to Concord pursuant to this Section 6.2(g) as a reimbursement of any such Additional Capital Contribution, if any, and Empire has received distributions pursuant to this Section 6.2(g) in an amount equal to its aggregate Additional Capital Contributions made by Empire to the Company in connection with any Project of the Company directly affected by such Capital Event less the amount previously distributed to Empire pursuant to this Section 6.2(g), if any;

            (h) Eighth, pro rata distributions shall be made simultaneously to each of Concord and Empire until Concord has received distributions pursuant to this Section 6.2(h) in an amount equal to any previously unpaid portion of the Concord Real Property Preferred Return and Empire has received distributions pursuant to this Section 6.2(h) in an amount equal to any previously unpaid portion of the Empire Operations Preferred Return;

            (i) Ninth, pro rata distributions shall be made simultaneously to each of Concord and Empire until Concord has received distributions pursuant to this Section 6.2(i) in an amount equal to its aggregate Initial Capital Contribution made by Concord to the Company in connection with any Project of the Company directly affected by such Capital Event, less the amount previously distributed to Concord pursuant to Section 6.4 below or pursuant to this Section 6.2(i), if any, and Empire has received distributions pursuant to this Section 6.2(i) in an amount equal to its aggregate Initial Capital Contribution made by Empire to the Company in connection with any Project of the Company directly affected by such Capital Event less the amount previously distributed to Empire pursuant to
      Section 6.4 below or pursuant to this Section 6.2(i), if any;

            (j) Tenth, the balance shall be distributed to the Members pro rata in accordance with their Membership Interests.

      6.3 Amounts Withheld for Taxes. Notwithstanding any provision of this Agreement to the contrary, the Company shall withhold from all distributions and other payments to any Member or any Person any and all amounts required to be withheld under federal, state or local law. All amounts withheld pursuant to this Section 6.3 shall be treated as a distribution to the Member pursuant to this Article VI for all purposes under this Agreement.

      6.4 Initial Distribution of Capital. On the Effective Date of this Agreement, the Company shall make distributions to Empire in a manner consistent with the Formation Agreement. At such time as any payment is made pursuant to this Section 6.4, the balance of Empire's Capital Account shall be modified to reflect that such payment was made. In addition, on the Effective Date of this Agreement, the Company may, at Concord's election, make distributions to Concord in an amount up to Concord's Initial Capital Contribution to the Company; provided, that funds are available to make any such distribution pursuant to the terms and conditions set forth by any financing arrangement entered into by the Company in connection with the development of the Concord Property after distributions are made to Empire as provided for above. At such time as any payment is made pursuant to this Section 6.4, the balance of Concord's Capital Account shall be modified to reflect that such payment was made.

                                   ARTICLE VII
                                   ALLOCATIONS

      7.1 Book Allocations. Sections 7.1(a) and (b) set forth the general rules for book allocations to the Members, including allocations with respect to operations and liquidation of the Company. Section 7.1(c) sets forth various special rules that supersede the general rules of Sections 7.1(a) and (b).

            (a) (I) Profit. Profits for each Fiscal Year shall be allocated as follows:

                  (i) First, to Empire, as necessary, to cause the Capital
            Account balance of Empire to equal the aggregate Reimbursement Amount previously received by Empire;

                  (ii) Second, to Concord, as necessary, to cause the Capital
            Account balance of Concord to equal the aggregate Reimbursement Amount previously received by Concord;

                  (iii) Third, after giving effect to the allocations made
            pursuant to Section 7.1(a)(I)(i) and 7.1(a)(I)(ii), pro rata (i) to Concord, as necessary, to cause the Capital Account balance of Concord to equal (a) the aggregate Reimbursement Amount previously received by Concord plus (b) the sum of the Pre-Construction Expense Return plus the Concord Cash Equity Preferred Return previously received by Concord (such sum, the "Concord First Returns") and (ii) to Empire, as necessary, to cause the Capital Account balance of Empire to equal (a) the aggregate Reimbursement Amount previously received by Empire plus (b) the Empire Cash Equity Preferred Return previously received by Empire (such sum, the "Empire First Returns");

                  (iv) Fourth, after giving effect to the allocations made
            pursuant to Section 7.1(a)(I)(i) through 7.1(a)(I)(iii), pro rata
            (i) to Concord, as necessary, to cause the Capital Account balance of Concord to equal the sum of (a) the Concord First Returns previously received by Concord, plus (b) the Concord Real Property Preferred Return previously received by Concord (such sum, the "Concord Preferred Return") and (ii) to Empire, as necessary, to cause the Capital Account balance of Empire to equal the sum of (a) the Empire First Returns previously received by Empire plus (b) the Empire Operations Preferred Return previously received by Empire (such sum, the "Empire Preferred Return");

                  (v) Fifth, after giving effect to the allocations made
            pursuant to Sections 7.1(a)(I)(i) through 7.1(a)(I)(iv), pro rata
            (i) to Concord, as necessary, to cause the Capital Account balance of Concord to equal the sum of (a) the Concord Preferred Return plus
            (b) (I) the aggregate amount of any Pre-Construction Expenses less the amount of any distribution made to Concord pursuant to Section 6.2(g) of this Agreement as a reimbursement of any such Pre-Construction Expense, plus (II) the aggregate Additional Capital Contributions made by Concord to the Company less the amount of any distribution made to Concord pursuant to Section 6.2(g) of this Agreement as a reimbursement of any such Additional Capital Contribution (such sum, the "Total Concord Cash Return") and (ii) to Empire, as necessary, to cause the Capital Account balance of Empire to equal the sum of (a) the Empire Preferred Return plus (b) the aggregate Additional Capital Contributions made by Empire to the Company reduced by any distributions made to Empire pursuant to
            Section 6.2(g) (such sum, the "Total Empire Cash Return");

                  (vi) Sixth, after giving effect to the allocations made
            pursuant to Sections 7.1(a)(I)(i) through 7.1(a)(I)(v), pro rata (i) to Concord, as necessary, to cause the Capital Account balance of Concord to equal the sum of (a) the Total Concord Cash Return plus
            (b) the aggregate Initial Capital Contribution made by Concord to the Company, reduced by any distributions made to Concord pursuant to Section 6.2(i) (such sum, the "Total Concord Return") and (ii) to Empire, as necessary, to cause the Capital Account balance of Empire to equal the sum of (a) the Total Empire Cash Return plus (b) the aggregate Initial Capital Contribution made by Empire to the Company, reduced by any distributions made to Empire pursuant to
            Section 6.2(i) (such sum, the "Total Empire Return"); and

                  (vii) Seventh, allocated to the Members pro rata in accordance with their Membership Interests.

      (II) Notwithstanding the foregoing, profits realized by the Company as a result of the occurrence of any of the events described in clause (i) and (ii) of the definition of Capital Event, shall be allocated as follows:

                  (i) First, to the Members in proportion to, and to the extent of, any deficit balances in their respective Capital Accounts until all such Capital Accounts have been restored to zero;

                  (ii) Second, after giving effect to the allocations made
            pursuant to Section 7.1(a)(II)(i), to Empire, as necessary, to cause the Capital Account balance of Empire to equal the aggregate Reimbursement Amount previously received by Empire;

                  (iii) Third, after giving effect to the allocations made
            pursuant to Section 7.1(a)(II)(i), to Concord, as necessary, to cause the Capital Account balance of Concord to equal the aggregate Reimbursement Amount previously received by Concord;

                  (iv) Fourth, after giving effect to the allocations made
            pursuant to Sections 7.1(a)(II)(i) through 7.1(a)(II)(iii), pro rata
            (i) to Concord, as necessary, to cause the Capital Account balance of Concord to equal the Concord First Returns previously received by Concord and (ii) to Empire, as necessary, to cause the Capital Account balance of Empire to equal the Empire First Returns previously received by Empire;

                  (v) Fifth, after giving effect to the allocations made
            pursuant to Sections 7.1(a)(II)(i) through 7.1(a)(II)(iv), pro rata
            (i) to Concord, as necessary, to cause the Capital Account balance of Concord to equal the Concord Preferred Return and (ii) to Empire, as necessary, to cause the Capital Account balance of Empire to equal the Empire Preferred Return;

                  (vi) Sixth, after giving effect to the allocations made
            pursuant to Sections 7.1(a)(II)(i) through 7.1(a)(II)(v), pro rata
            (i) to Concord, as necessary, to cause the Capital Account balance of Concord to equal Total Concord Cash Return and (ii) to Empire, as necessary, to cause the Capital Account balance of Empire to equal the Total Empire Cash Return;

                  (vii) Seventh, after giving effect to the allocations made pursuant to Sections 7.1(a)(II)(i) through 7.1(a)(II)(vi), pro rata
            (i) to Concord, as necessary, to cause the Capital Account balance of Concord to equal the Total Concord Return and (ii) to Empire, as necessary, to cause the Capital Account balance of Empire to equal the Total Empire Return; and

                  (viii) Eighth, allocated to the Members pro rata in accordance with their Membership Interests.

            (b) Losses. Losses for each Fiscal Year shall be allocated as follows:

                  (i) First, pro rata (i) to Concord, as necessary, to cause the
            Capital Account balance of Concord to equal the Total Concord Return and (ii) to Empire, as necessary, to cause the Capital Account balance of Empire to equal the Total Empire Return;

                  (ii) Second, after giving effect to the allocations made
            pursuant to Sections 7.1(b)(i), pro rata (i) to Concord, as necessary, to cause the Capital Account balance of Concord to equal Total Concord Cash Return and (ii) to Empire, as necessary, to cause the Capital Account balance of Empire to equal the Total Empire Cash Return;

                  (iii) Third, after giving effect to the allocations made
            pursuant to Sections 7.1(b)(i) through 7.1(b)(ii), pro rata (i) to Concord, as necessary, to cause the Capital Account balance of Concord to equal the Concord Preferred Return and (ii) to Empire, as necessary, to cause the Capital Account balance of Empire to equal the Empire Preferred Return;

                  (iv) Fourth, after giving effect to the allocations made
            pursuant to Sections 7.1(b)(i) through 7.1(b)(iii), pro rata (i) to Concord, as necessary, to cause the Capital Account balance of Concord to equal the Concord First Returns previously received by Concord and (ii) to Empire, as necessary, to cause the Capital Account balance of Empire to equal the Empire First Returns previously received by Empire;

                  (v) Fifth, after giving effect to the allocations made
            pursuant to Sections 7.1(b)(i) through 7.1(b)(iv), to Concord, as necessary, to cause the Capital Account balance of Concord to equal the aggregate Reimbursement Amount previously received by Concord;

                  (vi) Sixth, after giving effect to the allocations made
            pursuant to Sections 7.1(b)(i) through 7.1(b)(iv), to Empire, as necessary, to cause the Capital Account balance of Empire to equal the aggregate Reimbursement Amount previously received by Empire;

                  (vii) Seventh, after giving effect to the allocations made pursuant to Sections 7.1(b)(i) through 7.1(b)(vi), pro rata (i) to Concord, as necessary, to cause the Concord's Capital Account balance to equal zero and (ii) to Empire, as necessary, to cause the Empire's Capital Account balance to equal zero;

                  (viii) Eighth, allocated to the Members pro rata in accordance with their Membership Interests.

            (c) Special Rules. Notwithstanding Sections 7.1(a) and (b), during any taxable period in which the Company is treated as a partnership for income tax purposes, the following special allocation rules shall apply under the circumstances described:

                  (i) Limitation on Loss Allocations. The Losses allocated to any Member pursuant to Section 7.1(b) with respect to any Fiscal Year shall not exceed the maximum amount of Losses that can be so allocated without causing such Member to have an Adjusted Capital Account Deficit at the end of such Fiscal Year. All Losses in excess of the limitation set forth in this Section 7.1(c)(i) shall be allocated first, to the Member who will not be subject to this limitation, and second, any remaining amount to the Members in the manner required by the Code and the Regulations. If any Loss is allocated pursuant to this Section 7.1(c)(i), then the Members receiving such Loss allocation shall be specially allocated to the extent available items of Company income and gain for such period (and, if necessary, subsequent periods) in proportion to and to the extent of such Loss allocations.

                  (ii) Company Minimum Gain. Except as otherwise provided in
            Regulations Section 1.704-2(f), if there is a net decrease in Company Minimum Gain during any Company taxable period, each Member shall be specially allocated items of Company income and gain for such period (and, if necessary, subsequent periods) in proportion to and to the extent of, an amount equal to the portion of such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations Section 1.704-2(g). This
            Section 7.1(c)(ii) is intended to comply with the chargeback of items of income and gain requirement in Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

                  (iii) Minimum Gain Attributable to Member Nonrecourse Debt.
            Except as otherwise provided in Regulations Section 1.704-2(i)(4), if there is a net decrease in Minimum Gain Attributable to Member Nonrecourse Debt during any Company taxable period, each Member with a share of Minimum Gain Attributable to Member Nonrecourse Debt shall be specially allocated items of Company income and gain for such period (and, if necessary, subsequent periods) in proportion to, and to the extent of, an amount equal to the portion of such Member's share of the net decrease in the Minimum Gain Attributable to Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(4). This Section 7.1(c)(iii) is intended to comply with the chargeback of items of income and gain requirement in Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

                  (iv) Qualified Income Offset. In the event any Member
            unexpectedly receives any adjustments, allocations, or distributions described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4),(5) or
            (6), and such adjustment, allocation or distribution causes or increases an Adjusted Capital Account Deficit for such Member, then before any other allocations are made under this Agreement or otherwise, such Member shall be allocated items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income and gain) in an amount and manner sufficient to eliminate, to the extent required by the Regulations, such Adjusted Capital Account Deficit of such Member as quickly as possible.

                  (v) Nonrecourse Deductions. Nonrecourse Deductions for any
            taxable period shall be allocated to the Members in the same ratios that Profits and Losses, as applicable, are allocated for such period in accordance with Regulations Section 1.704-2(b)(1).

                  (vi) Member Nonrecourse Deductions. Member Nonrecourse
            Deductions for any taxable period shall be allocated 100% to the Member that bears the economic risk of loss (as defined in Regulations Section 1.704-2(b) with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)). If more than one Member bears the economic risk of loss with respect to a Member Nonrecourse Debt, such Member Nonrecourse Deductions attributable thereto shall be allocated between or among such Members in accordance with the ratios in which they share such economic risk of loss.

                  (vii) Curative Allocations. The allocations set forth in
            Sections 7.1(c)(i) through 7.1(c)(vi) (the "Regulatory Allocations") are intended to comply with certain requirements of Regulations Sections 1.704-1(b) and 1.704-2(b). Notwithstanding any other provisions of this Section 7.1 (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating other items of income, gain, loss, and deduction among the Members so that, to the extent possible, the net amount of such allocations of other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

                  (viii) Compliance with Substantial Economic Effect and
            Fractions Rules Requirements. It is intended that the allocations set forth in the Agreement satisfy the "substantial economic effect" requirement of Code Section 704(b) and the "fractions rule" of Code
            Section 514(c)(9)(E) and Regulations Section 1.514(c)-2. However, in the event that counsel to the Company determines that such requirements are not satisfied, the Members may, in their reasonable discretion, modify such allocations in order to comply with such requirements and to avoid the allocation of Company items to any "qualified organization" (within the meaning of Code Section 514(c)(9)(C)) to be such that the qualified organization's maximum share (for any taxable year) of overall Company income is greater than its minimum share of overall Company loss, subject to exceptions for (i) certain permitted "chargebacks" or certain permitted disproportionate allocations to offset preferred returns and (ii) losses attributable to certain events such as tort liabilities which are deemed unlikely to occur.

      7.2 Tax Allocations.

            (a) In General. Allocations for tax purposes of items of income, gain, loss, deduction, and basis therefor, shall be made in the same manner as allocations for book purposes set forth in Section 7.1. Allocations pursuant to this Section 7.2 are solely for purposes of U.S. federal, state and local income taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items or distributions pursuant to any provision of this Agreement.

            (b) Elimination of Book/Tax Disparities. During any taxable period in which the Company is treated as a partnership for income tax purposes, in determining a Member's allocable share of Company taxable income, the Member's allocable share of each item of Profit and Loss shall be properly adjusted to reflect the difference between such Member's share of the adjusted tax basis and the Asset Value of Company assets used in determining such item. This Section 7.2(b) is intended to comply with the requirements of Code Section 704(c) and Regulations Section 1.704-1(b)(2)(iv)(g) and shall be interpreted consistently therewith. Any elections or other decisions relating to such allocations shall be made by the Members in any manner that reasonably reflects the purpose and intention of this Agreement.

            (c) Conformity of Reporting. The Members are aware of the income tax consequences of the allocations made by this Section 7.2 and hereby agree to be bound by the provisions of this Section 7.2 in reporting their shares of Company profits, gains, income, losses, deductions, credits and other items for income tax purposes.

      7.3 Transferred Interests. If any Membership Interest (or portion thereof) is sold, assigned or transferred during any Fiscal Year, then Profit, Loss, each item thereof and all other items realized by the Company during such Fiscal Year shall be divided and allocated between the Members by taking into account their varying interests during the Fiscal Year in accordance with Code Section 706(d), using any conventions permitted by law and selected by the Members.

      7.4 Section 754 Election. In the event of a Transfer of a Membership Interest in the Company permitted under this Agreement, the Company shall, at the request of the Transferring Member, file an election under Section 754 of the Code to adjust the bases of the assets of the Company in accordance with the provisions of Section 743 of the Code. Any costs associated with such election (such as accounting fees) shall be borne by the Transferring Member.

      7.5 Brownfield Tax Credits. Notwithstanding anything to the contrary contained in this Agreement, all Brownfield Tax Credits shall be specifically allocated to Concord. In the event that the Company pays expenses of any necessary environmental remediation on the Concord Property and Concord or any of its Affiliates receives an Environmental Remediation Credit under the Brownfield Cleanup Program for such expense, Concord shall pay, or shall cause its Affiliate to pay, to Empire fifty percent (50%) of the amount of any such Brownfield Tax Credit received and/or earned by Concord or any of its Affiliates in connection with the environmental remediation undertaken by the Company on the Concord Property, but excluding any Tangible Property Tax Credit received under the Brownfield Cleanup Program, not to exceed fifty percent (50%) of the cost of any such remediation, within thirty (30) days of the date that such Brownfield Tax Credit was received and/or earned.

      7.6 Tax Matters Member. For purposes of Code Sections 6221 through 6223, Concord and Empire are hereby jointly designated as the "tax matters partner" of the Company. The rights of the tax matter partner regarding the tax matters of the Company shall also include, without limitation, the right to select the allocation method under Section 704(c) of the Internal Revenue Code and the right to conduct the Company's business in such a manner as the tax matter partner shall determine to avoid or to reasonably minimize unrelated business taxable income to the members of the Company.

                                  ARTICLE VIII
                                TRANSFER MATTERS

      8.1 General. No Member may directly or indirectly Transfer all or any portion of its Membership Interest except in accordance with this Article VIII.

      8.2 Permitted Transfers. Subject to Section 8.3,

            (a) the Transfer of a Membership Interest by a Member, other than pursuant to Section 8.4, shall require the consent of the other Member; and

            (b) each Person owning a direct or indirect equity interest in either of the Members shall have the right, from time-to-time and in its sole discretion, without the consent of the other Member, to Transfer all or any portion of its direct or indirect equity interest in the applicable Member in whole or in part to (i) each other, and (ii) trusts or other entities established for the benefit of family members, for estate planning purposes; and

            (c) Empire shall have the right to transfer up to 1/3rd of their Membership Interest in the Company to the Tribe without the prior consent of Concord.

      8.3 Transfer Requirements. Notwithstanding anything to the contrary contained herein, the Company shall not recognize for any purpose any purported Transfer unless:

            (a) the Company shall have been furnished with the documents effecting such Transfer executed and acknowledged by both transferor and transferee, together with the written agreement of the transferee to become a party to and be bound by this Agreement, as amended or supplemented from time to time;

            (b) such Transfer shall have been made in accordance with all applicable laws and regulations and all necessary governmental consents shall have been obtained and requirements satisfied, including without limitation, compliance with the Securities Act of 1933, as amended, and applicable state blue sky and securities laws;

            (c) such Transfer will not cause the Company to have more than 100 partners (within the meaning of Regulations Section 1.7704-1(h)) or does not otherwise cause the Company to be treated as a "publicly traded partnership" within the meaning of Section 7704 of the Code;

            (d) all necessary instruments reflecting such admission shall have been filed in each jurisdiction in which such filing is necessary in order to qualify the Company to conduct business or to preserve the limited liability of the Members;

            (e) such Transfer would not, if made within the United States, be registered under the Securities Act of 1933 and will not cause the Company to be required to register as an "investment company" under the Investment Company Act of 1940; and

            (f) such Transfer does not violate the applicable provisions of this Agreement.

      The non-transferring Member may request an opinion of counsel (the cost of which shall be borne by the Transferring Member) with respect to any of the foregoing or any other matters that the non-transferring Member reasonably deems appropriate in respect of any such Transfer. In addition, any of the foregoing provisions may be waived if each Member of the Company consents to such waiver.

      As promptly as practicable after the admission of any Person as a Member, the books and records of the Company shall be changed to reflect such admission. All reasonable costs and expenses incurred by the Company in connection with any Transfer of any Membership Interest and, if applicable, the admission of any transferee as a Member shall be paid by such transferee.

      8.4 Buy-Sell.

            (a) Determination of Price. At any time after Stabilization, upon a deadlock of the Members for more than thirty (30) days on the Major Decisions in Section 4.5(c), either Member (the "Initiating Member"), by written notification given to the other Member (the "Buy/Sell Notice"), may call for a buy-out procedure as described in this Section 8.4. In the Buy/Sell Notice, the Initiating Member shall state such Member's belief as to the amount (the "FMV Amount") that a disinterested third party buyer would pay in cash in an arm's-length transaction for all of the assets (including the Company's interest in the Property) of the Company. Within forty-five (45) days after the date on which the Buy/Sell Notice is given, the other Member shall give notice (the "Election Notice") to the Initiating Member as to whether the other Member elects to sell such other Member's Membership Interest to the Initiating Member at a price derived from the FMV Amount or whether such other Member elects to purchase the Initiating Member's Membership Interest at a price derived from the FMV Amount. Based on such notice, either such other Member or the Initiating Member will be the "Selling Member" and the other Member will be the "Buying Member."

            (b) Payment Amount and Procedures.

                  (i) The purchase price to be paid to the Selling Member by the
            Buying Member for the purchase of the Selling Member's Membership Interest shall be the amount (the "Payment Amount") that such Selling Member would receive if the assets of the Company, subject to their liabilities, were sold to a third party for a purchase price equal to the FMV Amount, the Company were liquidated, all liabilities to the Members and third parties were discharged and the proceeds of the FMV Amount were distributed in accordance with the Members' Membership Interests. Within ten (10) days after the giving of the Election Notice, the Buying Member shall deposit with the Selling Member's attorney a nonrefundable deposit (the "Deposit") in the amount of ten percent (10%) of the Payment Amount.

                  (ii) Once the Buying Member is prepared to make the payment of the Payment Amount, the Buying Member shall give a written notification (the "Buy/Sell Closing Notice") to the Selling Member, provided, however, that in no event shall the Buy/Sell Closing Notice be given more than one hundred eighty (180) days after the date on which the Election Notice is given. The Buy/Sell Closing Notice shall state (a) that the Buying Member is ready, willing and able to pay the Payment Amount to the Selling Member and (b) the date, not less than ten (10) nor more than thirty (30) days from the giving of the Buy/Sell Closing Notice (the "Buy/Sell Closing Date") upon which the closing (the "Buy/Sell Closing") of the purchase and sale of the Selling Member's Membership Interest to the Buying Member for the Payment Amount shall occur. At the Buy/Sell Closing,
            (a) the Membership Interest of the Selling Member shall be transferred, assigned, sold and conveyed to the Buying Member free and clear of any liens or encumbrances, by instrument reasonably satisfactory to the Buying Member (the "Buy-Out Transfer"), (b) simultaneously with the Buy-Out Transfer, the Buying Member will pay to the Selling Member in cash in full, at such location and in such manner as the Buying Member may reasonably determine, an amount equal to the Payment Amount (including the Deposit which will be released at the closing), (c) all voting authority appurtenant to the Selling Member's Membership Interest shall be deemed to be vested with the Buying Member, and the Buy-Out Transfer shall be deemed to have occurred without any further act or deed of either the Buying Member or the Selling Member.

            (c) Sale of Property. If the Buying Member does not purchase the Membership Interest of the Selling Member in accordance herewith, the Buying Member shall forfeit the Deposit and the Selling Member shall have the authority to cause the Company to market and sell the Property at a price, payable in cash, equal to or greater than the FMV Amount, within one hundred eighty (180) days of the earlier of (i) the last date on which the Buy/Sell Closing could have occurred pursuant to Section 8.4(b) and
      (ii) the date on which the Buying Member notifies the Selling Member that it will not purchase such Membership Interest.

            (d) Termination of Other Agreements. All agreements with the Selling Member or its Affiliates will (at the election of the Buying Member) be terminated on the date the Selling Member's Membership Interest is purchased, and all debt owed to the Selling Member or any of its Affiliates shall be repaid in full by the Company at the closing of the purchase and sale under this Section 8.4.

                                   ARTICLE IX
                        BOOKS AND RECORDS; BANK ACCOUNTS

      9.1 Books and Records. The books and records of the Company shall, at the cost and expense of the Company, be kept or caused to be kept by the Members at the principal place of business of the Company. Such books and records will be kept on the basis of a calendar year, and will reflect all Company transactions and be appropriate and adequate for conducting the Company's business.

      9.2 Bank Accounts. All funds of the Company will be deposited in its name in an account or accounts maintained with such bank or banks selected by the Members. The funds of the Company will not be commingled with the funds of any other Person. Checks will be drawn upon the Company account or accounts only for the purposes of the Company and shall be signed by authorized representatives of the Company as determined by the Members.

                                   ARTICLE X
                           DISSOLUTION AND LIQUIDATION

      10.1 Dissolution. Subject to Section 4.5(c), the Company shall be dissolved upon the written consent of the Members.

      10.2 Distribution Upon Dissolution.

            (a) Upon dissolution of the Company, no further business shall be conducted except for the taking of such action as shall be necessary for the winding up of the affairs of the Company and the distribution of assets pursuant to the provisions of this Section. The Members shall appoint a "Liquidating Trustee" by unanimous vote. The Liquidating Trustee shall have full authority to wind up the affairs of the Company and to make distributions provided herein.

            (b) Upon dissolution of the Company, the Liquidating Trustee shall either sell the assets of the Company at the best price available, or the Liquidating Trustee may distribute to the Members all or any portion of the Company's assets in kind. If any assets are to be distributed in kind, the Liquidating Trustee shall ascertain the fair market value of such assets, and each Member's Capital Account shall be charged or credited, as the case may be, as if such asset had been sold for cash at such fair market value and the Profit or Loss recognized thereby had been allocated to and among the Members in accordance with Article VII.

            (c) The net proceeds resulting from the liquidation of the assets of the Company shall be distributed in the same manner set forth in Section 6.2(a), and then to all Members in proportion to their positive Capital Account balances; provided, however, if the Capital Account balances of the Members determined on a tentative basis (after giving effect to all contributions, distributions and allocations for all periods), differ from the amounts that would be distributed to them pursuant to the provisions of Section 6.2 hereof, then notwithstanding anything to the contrary herein (except the allocations described Section 7.1(c) of this Agreement), items of income, gain, loss and deduction shall be specially allocated among the Members for the fiscal year in which the dissolution of the Company occurs (and, if necessary, prior fiscal years) in order to conform the Capital Account balances of the Members to the amounts that would be distributed to them pursuant to the provisions of Section 6.2. Notwithstanding the foregoing, if any Member shall be indebted to the Company, then, until payment of such indebtedness by said Member, the Liquidating Trustee shall retain such Member's distributive share of the Company properties and assets and, after applying the cost of operation of such properties and assets during the period of such liquidation against the income therefrom, the balance of such income shall be applied in liquidation of such indebtedness. However, if at the expiration of two (2) months after notice of such outstanding indebtedness has been given to such Member, such amount has not been paid or otherwise liquidated in full, the Liquidating Trustee may sell the assets allocable to such Member at public or private sale at the best price immediately obtainable, such best price to be determined in the sole judgment of the Liquidating Trustee. As much of the proceeds of such sale as shall be necessary to liquidate such indebtedness shall then be so applied, and the balance of such proceeds, if any, shall be distributed to such Member. Any gain or loss realized for federal income tax purposes upon the disposition of such assets shall, to the extent permitted by law, be allocated to such Member, and to the extent not so permitted, to the Members in accordance with
      Article VII hereof.

      10.3 Cancellation of Certificate. Upon the completion of the distribution of Company assets as provided in this Article X, the Company shall be terminated, and the Members shall cause the cancellation of the Certificate and all amendments thereto, and shall take such other actions as may be necessary or appropriate to terminate the Company.

                                   ARTICLE XI
                                  PARTICIPATION

      11.1 Reserved.

      11.2 Each of Empire and Concord shall negotiate in good faith regarding Empire's right to participate in any hotel development project arising out of or in connection with the remaining 1,575 acres owned by Concord that is adjacent to the Concord Property (an "Adjacent Land Project") as a one-half (1/2) partner and to acquire a fifty percent (50%) ownership interest in any entity that shall undertake such Adjacent Land Project, and that the participation by Empire in any such Adjacent Land Project shall be on terms and conditions substantially similar to the terms and conditions contained in this Agreement and in the Formation Agreement, as such agreements may be modified to address any unique conditions existing at the Adjacent Land Project and any material changes in the market that shall cause any of the terms provided for herein or in the Formation Agreement to be commercially unreasonable; provided, that the parties hereby agree that the appraised fair market value of any Adjacent Land Project shall be determined based on its use for the development of a hotel, assuming that all Governmental Approvals necessary to pursue an Adjacent Land Project on the remaining 1,575 acres owned by Concord have been obtained. Notwithstanding anything contained in this Section 11.2 or in the Formation Agreement, Empire hereby agrees Concord has obtained preliminary site plan approval for a hotel-spa facility that shall consist of up to 200 rooms and that shall be constructed by Concord on the remaining 1,575 acres owned by Concord that is adjacent to the Concord Property, and that Empire shall not have any right to participate in the development of such hotel-spa facility.

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

            (a) Concord shall not sell, assign or otherwise transfer any of its interests with respect to any hotel development project involving an Adjacent Land Project to any other person or entity other than Empire until such time as either (i) each of Concord and Empire agree that all negotiations between the parties have ceased and that Empire has relinquished its participation rights under this Section 11.2, (ii) each of Concord and Empire shall have entered into an agreement whereby Empire is permitted to participate in any Adjacent Land Project pursuant to the terms and conditions of this Section 11.2 or (iii) should legal action regarding the participation rights set forth in this Section 11.2 be instituted, the date of entry of a final judgment by a court of competent jurisdiction.

                                   ARTICLE XII
                                     GENERAL

      12.1 Covenants, Representations and Warranties of the Members. The Members agree and acknowledge that their Membership Interests are being acquired by them for investment purposes only and not with a view to any sale thereof; that they have had adequate opportunity to obtain from representatives of the Company and others all information necessary for purposes of evaluating the merits and risks of holding a Membership Interest; that they are able to bear the economic risk of holding their Membership Interests hereunder for an indefinite period; that the Membership Interests are illiquid assets and that there is no market in which to effectuate a resale thereof or any portion thereof; and that, in any event, the resale of their Membership Interests cannot be effectuated except pursuant to compliance with the registration requirements under the federal Securities Act of 1933, as amended, or an exemption therefrom.

      12.2 Further Assurances. Each Member agrees to execute, acknowledge, deliver, file, record and publish such further instruments and documents, and do all such other acts and things as may be required by law, or as may be required to carry out the intent and purposes of this Agreement.

      12.3 Title to Company Property. All property owned by the Company, including, whether real or personal, tangible or intangible, shall be deemed to be owned by the Company as an entity, and no Member, individually, shall have any ownership of such property. The Company may hold any of its assets in its own name or in the name of its nominee, which nominee may be one or more Persons.

      12.4 Severability. Every provision of this Agreement is intended to be severable. Any provision of this Agreement, which is illegal, invalid, prohibited or unenforceable in any jurisdiction, will, as to such jurisdiction, be ineffective to the extent of such illegality, invalidity, prohibition or unenforceability without invalidating or impairing the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity will not affect the validity of the remainder of this Agreement.

      12.5 Governing Law. This Agreement and rights and obligations of the parties hereto with respect to the subject matter hereof will be interpreted and enforced in accordance with, and governed exclusively by, the laws of the State of New York, excluding the conflicts of law provisions thereof.

      12.6 Successors and Assigns. This Agreement will be binding upon and inure to the benefit of the parties hereto and their permitted successors, heirs, and assigns.

      12.7 Waiver of Action for Partition. Each of the Members irrevocably waives during the term of the Company any right that it may have to maintain any action for partition with respect to any property of the Company.

      12.8 Headings. The headings of the Articles, Sections and paragraphs of this Agreement have been inserted for convenience of reference only and do not constitute a part of this Agreement.

      12.9 Counterparts. This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, with the same effect as if all parties had signed the same documents, each of which will be considered an original, but all such counterparts together will constitute but one and the same Agreement.

      12.10 Entire Agreement. This Agreement and the Formation Agreement constitute the entire agreement among the parties hereto with respect to the subject matter hereof. This Agreement, the Formation Agreement and the exhibits hereto and thereto supersede all prior written and all prior and contemporaneous oral agreements, understandings, negotiations and representations between the parties with respect to such subject matter.

      12.11 Amendment. This Agreement may be amended only by an instrument in writing signed by all of the Members.

      12.12 Notices. Any notice or communication which may be or is required to be given pursuant to the terms of this Agreement shall be in writing and shall be sent to the respective party at the addresses set forth below, postage prepaid, by certified mail, return receipt requested, by a nationally recognized overnight courier service that provides tracing and proof of receipt of items mailed or by facsimile provided that if notices are given by facsimile a copy thereof must be sent on the same day by nationally recognized overnight courier service that provides tracing and proof of receipt of items mailed for next Business Day delivery. Notices shall be effective upon the date of receipt or refusal of receipt. Either party may change the address to which notices to it shall be sent by a notice sent in accordance with the requirements of this
Section 12.12.

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

            To Empire:         Empire Resorts, Inc.
                               c/o Monticello Raceway
                               Route 17B
                               Monticello, New York  12701
                               Attention: David Hanlon
                               Fax No.: (845) 807-0000

            With a copy to:    Olshan Grundman Frome Rosenzweig & Wolosky LLP
                               65 East 55th Street
                               New York, New York 10022
                               Attn: Robert H. Friedman, Esq.
                               Fax No.:  (212) 451-2222

            To Company:        Concord Associates, L.P.
                               c/o Cappelli Enterprises, Inc.
                               115 Stevens Avenue
                               Valhalla, New York 10595
                               Attn: Louis R. Cappelli
                               Fax No.: (917) 747-2743

            With a copy to:    DelBello Donnellan Weingarten
                               Wise & Wiederkehr, LLP
                               One North Lexington Avenue
                               White Plains, New York  10601
                               Attn:  Alfred E. Donnellan, Esq.
                               Fax No.:  914-684-0288

      12.13 Construction. None of the provisions of this Agreement shall be for the benefit of, or enforceable by, any creditors of the Company or other third parties.

      12.14 Waiver. No consent or waiver, express or implied, by any Member to or of any breach or default by any other Member in the performance by such other Member of its obligations under this Agreement shall be deemed or construed to be a consent to or waiver of any other breach or default in the performance by such other Member of the same or any other obligation of such other Member under this Agreement. Failure on the part of any Member to complain of any act or failure to act of any other Member or to declare any other Member in default, irrespective of how long such failure continues, shall not constitute a waiver by such Member of its rights under this Agreement.

      12.15 Consequential Damages. Notwithstanding anything to the contrary elsewhere in this Agreement, no Member nor its Affiliates shall, in any event, be liable to any other Member or any of its respective Affiliates for any indirect, incidental, special or consequential damages, including, but not limited to, loss of revenue, cost of capital, loss of business reputation or opportunity whether such liability arises out of contract, tort (including negligence), strict liability or otherwise.

      12.16 Disputes. All claims, disputes, deadlocks and other matters in question arising out of, or relating to, this Agreement or the breach hereof (a "Dispute") shall be decided by arbitration in accordance with this Section 12.16 unless otherwise mutually agreed to by the parties hereto. The agreement by the parties to arbitrate pursuant to this Section 12.16 shall be enforceable under prevailing law.

            (a) Any Dispute subject to arbitration shall be immediately submitted to arbitration as herein provided, and in no event later than five (5) business days after the Dispute has occurred. If the Members have not jointly initiated arbitration within such five (5) business days, the arbitration may be initiated by a Member by giving notice to the others in accordance with Section 12.16(b) below. The Members hereby agree that such arbitration proceeding shall be prosecuted without delay and that such proceeding shall be concluded and decision rendered thereon within thirty
      (30) days after the commencement thereof, it being recognized and agreed that any delay will materially and adversely affect the financial and other interests of the Company. Any arbitration under this Agreement shall take place in New York, New York under the authority of, and in accordance with the rules of, the American Arbitration Association. The decision of the arbitrator shall be binding upon the parties. The costs and expenses of the arbitration proceedings and all legal fees, costs and expenses incurred in connection with any dispute under this Agreement prior to arbitration shall be paid by the non prevailing party or as otherwise equitably apportioned by the arbitrator.

            (b) Written notice of demand (the "Demand Notice") to arbitrate by any party to this Agreement shall be given to the other party and simultaneously filed with the American Arbitration Association. The Demand Notice shall be given within a reasonable time after the Dispute in question has arisen and in no event shall such Demand Notice be given after the date when institution of legal or equitable proceedings based on such Dispute shall be barred by the applicable statute of limitations.

            (c) All claims related to or dependent upon each other and in existence at the time any matter is brought to arbitration shall be presented to and heard by the arbitrators even though the parties are not the same, unless a specific contract prohibits such consolidation.

         [The remainder of this page has been intentionally left blank.]

      IN WITNESS WHEREOF, this Agreement has been executed as of the day and year first above written.

                                        Concord Associates, L.P.

                                        By:  Convention Hotels, LLC, its General
                                        Partner

                                        By:    /s/ LOUIS R. CAPPELLI
                                               ---------------------------------
                                               Name:   Louis R. Cappelli
                                               Title:  Managing Member

                                        Empire Resorts, Inc.

                                        By:    /s/ DAVID P. HANLON
                                               ---------------------------------
                                               Name:   David P. Hanlon
                                               Title:  President and Chief
                                                       Executive Officer